Form 20-F
period 2019-03-31
ALPS ALPINE CO., LTD.
filed 2019-07-10
CIK 900278

As filed with the U.S. Securities and Exchange Commission on July 10, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-228127

ALPS ALPINE KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in its Charter)

ALPS ALPINE CO., LTD.

(Translation of Registrant’s Name into English)

Japan

(Jurisdiction of Incorporation or Organization)

1-7, Yukigaya-otsukamachi

Ota-ku, Tokyo 145-8501

Japan

+81(3) 3726-1211

(Address of Principal Executive Offices)

Toshihiro Kuriyama

Telephone number: +81(3) 3726-1211

Facsimile number: +81(3) 3728-1741

Address:

1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo 145-8501, Japan

(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 211,016,969 shares of common stock as of March 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act:    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

i

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year, unless the context otherwise requires. As used herein, the term “ALPS ALPINE” refers to ALPS ALPINE CO., LTD., the term “Alps Electric” refers to ALPS ALPINE (then named Alps Electric Co., Ltd.) prior to its making Alpine Electronics, Inc. a wholly owned subsidiary through the share exchange consummated on January 1, 2019, and the term “Alpine” refers to Alpine Electronics, Inc., in each case on a consolidated basis, unless the context otherwise indicates.

References to the “share exchange” are to the share exchange between Alps Electric and Alpine, the terms of which were set forth in the share exchange agreement between Alps Electric and Alpine dated July 27, 2017, as amended by memoranda of understanding dated February 27 and July 27, 2018.

As used in this annual report, “U.S. dollar” means the lawful currency of the United States of America, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan.

As used in this annual report, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, and “Japanese GAAP” means accounting principles generally accepted in Japan. The consolidated financial information contained in this annual report has been presented in accordance with IFRS, except for certain specifically identified information that was prepared in accordance with Japanese GAAP. Unless otherwise stated or the context otherwise requires, all amounts in the financial statements contained in this annual report are expressed in Japanese yen.

For the fiscal years ended March 31, 2017, 2018 and 2019, which are the fiscal years for which ALPS ALPINE has included IFRS consolidated financial statements in this annual report, Alpine was a consolidated subsidiary of ALPS ALPINE. Thus, the financial conditions, results of operations and cash flows of Alpine as of and for the fiscal years ended March 31, 2017, 2018 and 2019 have been consolidated into those of Alps Electric and ALPS ALPINE for the same time periods.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Written forward-looking statements may appear in documents filed with the U.S. Securities and Exchange Commission, or the SEC, including this annual report, documents incorporated by reference, reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. ALPS ALPINE relies on this safe harbor in making forward-looking statements.

Forward-looking statements appear in a number of places in this annual report and include statements regarding ALPS ALPINE’s current intent, belief, targets or expectations or those of its management. In many, but not all cases, words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “intend,” “may,” “plan,” “predict,” “probability,” “risk,” “should,” “will,” “would” and similar expressions, are used as they relate to ALPS ALPINE or its management, to identify forward-looking statements. These statements reflect ALPS ALPINE’s current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed at, believed, estimated, expected, intended or planned.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in forward-looking statements as a result of various factors. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements are identified in “Risk Factors” and elsewhere in this annual report, and include, among others:

(i)	economic conditions in and outside Japan;

(ii)	further intensified competition;

(iii)	research and development activities not resulting in the desired outcome;

(iv)	financial distress, consolidation or fluctuations in sales of their major customers, as well as such customers’ ability to successfully sell products using ALPS ALPINE’s products;

(v)	risks on account of conducting a substantial portion of the companies’ manufacturing activities outside Japan;

(vi)	increased instability of the supply of certain important components;

(vii)	failure of recovering trade receivables;

(viii)	costs and expenses, as well as reputational harm, resulting from any product defects;

(ix)	changes in foreign currency exchange rates;

(x)	failure to protect or maintain intellectual property rights, as well as allegations that ALPS ALPINE has infringed third-party intellectual property rights;

(xi)	changes in, and enforcement of, laws and regulations (including environmental regulations) relating to the company’s business activities;

(xii)	misappropriation of personal or proprietary information;

(xiii)	adverse impact to liquidity due to acceleration of indebtedness;

(xiv)	changes in the value of assets (including pension assets), such as securities and investment securities;

(xv)	the filing or outcomes of lawsuits or other legal proceedings;

(xvi)	changes in prices of raw materials and parts and in transportation costs;

(xvii)	shortage and rising costs of electricity;

(xviii)	interruptions in or restrictions on business activities due to natural disasters; and declines in return on pension plan assets or revised actuarial assumptions regarding retirement benefits.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A	SELECTED FINANCIAL DATA

The selected consolidated financial data set out below for each of the three fiscal years ended March 31, 2019 have been derived from ALPS ALPINE’s consolidated financial statements that were prepared in accordance with IFRS. For the purposes of filing a Form F-4 registration statement with the Securities and Exchange Commission in connection with the share exchange, ALPS ALPINE adopted IFRS, with a transition date of April 1, 2016. No ALPS ALPINE consolidated financial statements under IFRS exist for the fiscal years ended March 31, 2015 and 2016. As a result, selected historical financial data for those two fiscal years have not been included in this annual report.

You should read the IFRS selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and ALPS ALPINE’s consolidated financial statements contained elsewhere in this annual report.

	As of and for the fiscal year ended March 31,
	2017	2018	2019
	(Millions of yen, except per share data and number of shares)
Statements of profit or loss:
Revenue	751,563	857,532	850,475
Cost of goods sold	600,073	669,514	689,094
Gross profit	151,490	188,018	161,381
Operating profit	41,743	68,659	41,626
Profit for the year before income taxes	41,485	65,570	39,560
Net profit for the year	31,567	45,353	32,209
Per share data:
Basic earnings per share*[1]	140.16	195.77	121.49
Diluted earnings per share*[2]	140.12	195.69	121.43
Cash dividends per share*[3]	30.00	32.00	45.00
Statements of financial position:
Total current assets	371,882	399,830	401,440
Total assets	647,194	701,187	711,328
Total current liabilities	194,455	205,786	196,331
Total liabilities	261,788	275,390	300,262
Equity attributable to owners of ALPS ALPINE	264,679	300,534	382,680
Share capital	38,730	38,730	38,730
Number of shares as adjusted to reflect changes in capital
Authorized	500,000,000	500,000,000	500,000,000
Issued	198,208,086	198,208,086	219,281,450
Treasury shares	2,302,846	2,304,021	8,264,481

*1

Basic earnings per share is calculated by dividing profit for the year attributable to owners of ALPS ALPINE by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by ALPS ALPINE and held as treasury shares.

*2	Diluted earnings per share is calculated using the weighted average number of shares outstanding during the year assuming the conversion of all dilutive potential shares of common stock.
*3	Cash dividends per share is based on dividends paid on ALPS ALPINE common stock during the periods indicated.

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

Risks Relating to ALPS ALPINE’s Business

Deterioration in demand due to adverse economic conditions in the markets in which ALPS ALPINE operates may adversely affect it.

ALPS ALPINE is expanding its business globally, principally through its electronics components and automotive infotainment businesses. For the fiscal years ended March 31, 2017, 2018 and 2019, sales to overseas customers constituted 80.0%, 81.8% and 81.4% of the ALPS ALPINE group’s revenue, respectively. In particular, the ALPS ALPINE group has generated a substantial portion of its revenue from sales in the United States, China and Germany, and ALPS ALPINE expects that will continue to be the case. Because of the geographic reach of ALPS ALPINE’s business, demand for ALPS ALPINE’s products and services may be negatively impacted by any weakening of the economies of not just Japan, but the other countries mentioned above or elsewhere, for example through such economic declines adversely impacting consumer demand, the production levels of its customers or the industries in which they operate. In addition, some of ALPS ALPINE’s products are used in end products, such as smartphones, that are subject to discretionary spending. The demand for such products is expected to be more volatile than general consumption levels in the markets where ALPS ALPINE conducts business. Thus, economic declines, particularly those that affect markets with greater demand volatility, could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

The increase in prices of raw materials and parts, in transportation costs and in other costs relating to ALPS ALPINE’s manufacturing activities could adversely affect ALPS ALPINE’s business and results of operations.

Any increase in prices of raw materials and parts, as a result of a rise in energy prices or otherwise, will lead to increased cost of production. Increase in prices relating to securing a stable and cost-effective supply chain, including costs of transport, and in costs relating to manufacturing, such as labor, particularly in countries like the Americas, Europe and China and other Asian countries, where ALPS ALPINE’s production bases are located, will also result in increased expenses. ALPS ALPINE may not be able to pass on such increased expenses to its customers in the form of increases in the prices of its products, which could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE’s business is subject to foreign currency exchange rate fluctuations.

ALPS ALPINE manufactures and sells a substantial portion of its products in countries outside of Japan and procures parts and raw materials around the globe, exposing it to fluctuations in foreign currency exchange rates.

For example, the Japanese yen is the primary currency in which ALPS ALPINE incurs product and other costs. On the other hand, for product sales in currencies other than the Japanese yen (primarily, the U.S. dollar, the euro and the Chinese renminbi), ALPS ALPINE is exposed to the risk of exchange rates between the currency of the sale price and the Japanese yen (particularly the Japanese yen and the U.S. dollar, the U.S. dollar and the euro, as well as the U.S. dollar and the Chinese renminbi) fluctuating between the time the price is agreed upon and the time of payment. ALPS ALPINE estimates the impact on revenue from exchange rate fluctuations to be 4,800 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Refer to “Item 5. Operating and Financial Review and Prospects—Operating Results—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations.” ALPS ALPINE engages in such actions as entering into foreign currency exchange forwards or currency options, as well as offsetting foreign currency exposures of assets and liabilities against each other, in an attempt to hedge its foreign currency exchange risk. However, ALPS ALPINE may not be able to mitigate the entire impact of currency exchange rate volatility, especially in situations where the exchange rate fluctuations exceed its expectations. ALPS ALPINE’s exposure to foreign currency exchange rate fluctuations, as well as any failure on its part to adequately manage such risks, may adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE’s results of operations, financial condition and cash flows could be adversely affected by fluctuations in valuation of financial assets, including investment securities, which may require complex valuation models and involve estimates that are inherently uncertain.

ALPS ALPINE holds investment securities, which are required to be measured at fair value. Generally, to establish the fair value of these instruments, ALPS ALPINE will rely on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable, and in some cases unobservable, market data and assumptions. Furthermore, valuation of such securities can be subjective, in particular when models that include unobservable inputs are used. In such circumstances, ALPS ALPINE’s internal valuation models will require ALPS ALPINE to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Such fluctuation and possible changes in fair value of the financial instruments could adversely affect ALPS ALPINE’s results of operations and financial condition.

Volatility of ALPS ALPINE’s pension plan assets or revised actuarial assumptions for retirement benefits for its employees may adversely affect its financial condition and results of operations.

ALPS ALPINE’s pension-related costs and benefit obligations relating to defined benefit plans for its group employees is calculated based on various actuarial assumptions relating to the plans, including discount rates and mortality rates. Also, plan assets are subject to volatility due to their exposure to market price fluctuation risk with respect to investments in equity instruments included in the plan assets. If the fair values of plan assets decrease due to market price fluctuations, if ALPS ALPINE needs to revise the discount rates due to changes in the interest rate environment or if the actual situations relating to employees’ retirement plans, such as the rates of mortality and salary increases, differ from the associated actuarial assumptions previously made by ALPS ALPINE, ALPS ALPINE’s retirement benefit expenses and obligations could increase. As a result, ALPS ALPINE’s business, financial condition and results of operations and cash flows could be adversely affected.

A substantial portion of ALPS ALPINE’s manufacturing and sales activities are conducted outside Japan, exposing ALPS ALPINE to the risks of international operations.

A substantial portion of ALPS ALPINE’s manufacturing and sales activities are conducted outside Japan, including in the Americas, Europe, China and other Asian countries. ALPS ALPINE may face a variety of risks in overseas manufacturing and sales activities, such as unexpected and unfavorable changes in laws and regulations (including custom duties, trade restrictions and tax), insufficient protection or enforcement of intellectual property rights and other legal rights, economic downturns in foreign markets, political and social instability resulting from terrorism, outbreaks of disease, war and other similar events, other sudden, significant political, economic or societal changes, such as shifts in national trade policies—exemplified by the trade tensions between the United States and China—the United Kingdom’s planned withdrawal from the EU, or Brexit, as well as difficulties in securing human resources and managing labor relations at its overseas locations. ALPS ALPINE may encounter greater or different difficulties in managing those risks than in managing similar issues in Japan. The failure to adequately and efficiently manage such risks could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

The research and development activities of ALPS ALPINE may not result in the desired outcome.

Innovation in the businesses that ALPS ALPINE will be engaged in proceeds rapidly. ALPS ALPINE’s customers, particularly automotive manufacturers, frequently introduce new products and services, as well as develop new technologies, which in turn causes their needs and specifications for the kinds of products ALPS ALPINE offers to change often as well; it also accelerates the obsolescence and price reduction of existing products of ALPS ALPINE.

Given this, ALPS ALPINE’s success will depend greatly upon its ability to develop effectively and in a timely manner superior technologies, products and processes that meet the needs of the customers and markets in which the customers compete. In particular, because some of ALPS ALPINE’s customers are manufacturers themselves in competitive markets, such as the automobile and smartphones markets, where technological innovation is critical to maintain competitiveness, ALPS ALPINE may need to invest in research and development based on its assessment of the possible future production or other plans of customers in such markets. ALPS ALPINE’s investments in such research and development activities, however, may not result in the anticipated or desired outcome, including due to the inability to accurately predict or meet customer needs, which may adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

Subcontractors’ delays or other difficulties in providing ALPS ALPINE with critical parts could cause ALPS ALPINE to suffer production delays or loss of sales opportunities.

Although ALPS ALPINE aims to manufacture critical parts for its products within the ALPS ALPINE group, some key parts are sourced from third-party suppliers in and outside Japan. These suppliers may be unable to deliver in a timely manner such parts in the quantities required by ALPS ALPINE due to, for example, natural disasters, political and social instability resulting from terrorism, outbreaks of disease, war or any other similar events. Similarly, accidents, product defects, lack of production capacity, excess demand on the suppliers, failure in procuring sufficient raw materials, bankruptcy or other factors may cause suppliers to be unable to provide ALPS ALPINE with such parts in the required quantity or at the level of quality ALPS ALPINE requires for its products. Such inability to provide a sufficient volume of key parts, or key parts of a sufficient quality, to ALPS ALPINE in a timely manner may lead to production delays at, or loss of sales opportunities for, ALPS ALPINE, which may adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows, notwithstanding any efforts of ALPS ALPINE to seek redress, pursuant to the supply contracts, for any losses or damages caused.

ALPS ALPINE is susceptible to decisions by, or factors that impact the businesses of, its customers.

Factors, in addition to those described above, that affect the businesses of ALPS ALPINE’s customers may impact ALPS ALPINE’s business. For example, financial distress suffered by or mergers and acquisitions among ALPS ALPINE’s major customers may lead to a decline in orders for ALPS ALPINE products. In addition, some of the major customers of ALPS ALPINE, such as automobile and mobile phone manufacturers, are influenced by cyclical trends in consumer spending; as a result, the orders that ALPS ALPINE receives may also be influenced by such customers’ fluctuations in sales. Similarly, if ALPS ALPINE’s manufacturing customers fail to successfully develop, commercialize or sell products that incorporate in ALPS ALPINE’s products, the sales of ALPS ALPINE’s products that are developed and/or manufactured for such customer products may be negatively affected. Such factors, which are generally outside the control of ALPS ALPINE, may materially and adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE is subject to intense competition.

ALPS ALPINE is exposed to intense competition, especially in the electronic components and automotive infotainment markets, which are its principal business domains. In particular, price competition is intensifying in the mobile multimedia industry, causing price declines in the after-market. In addition, further price declines are expected in both the automobile and mobile multimedia industries, due to such factors as automobile and mobile manufacturers’ demands for cost reductions and new market entrants. In ALPS ALPINE’s logistics business, competition is also intense due to decreased cargo volumes in Japan resulting from customers’ shifting production overseas, as well as the entry of large logistics services providers into the markets in which the ALPS ALPINE group has been operating. Furthermore, many of ALPS ALPINE’s competitors may have greater financial, research and development, manufacturing, sales, marketing and service capabilities than it. Any failure by ALPS ALPINE to compete effectively against its competitors could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows. Even if ALPS ALPINE is able to maintain its competitive position, intense price competition may cause the prices of ALPS ALPINE’s products to decrease, which could have a similarly adverse effect on ALPS ALPINE.

Any defect in ALPS ALPINE’s products could result in significant expenses, loss of public confidence or adverse regulatory action or legal claims.

ALPS ALPINE’s products are used in a wide range of industries, especially for applications that require a high degree of precision, including in end products that affect human health-and-safety such as automobiles and healthcare equipment. While ALPS ALPINE manufactures its products in accordance with strict quality control standards, there is no guarantee that all products are free from defects or non-conformity to customers’ specifications. Any defect in ALPS ALPINE’s products or non-conformity of its products to customers’ specifications could result in such things as serious accidents involving end-users, the suspension of the manufacturing operations of ALPS ALPINE’s customers, or a product recall by ALPS ALPINE or its customers. These in turn could cause ALPS ALPINE to incur significant expenses, damage its reputation, subject it to adverse regulatory action or significant legal claims, or draw it into disputes with its customers that could require ALPS ALPINE to compensate its customers. Although ALPS ALPINE has a product liability insurance policy, there is no guarantee that such insurance policy will sufficiently cover the entire amount of damages to be paid in connection with a defective or non-conforming product. Therefore, any such defects or non-conformity to customers’ specifications, or any product recalls, legal claims, disputes or other similar events that ensue from them, may adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE may be exposed to credit risk on trade receivables due to its customers’ worsening financial condition.

ALPS ALPINE maintains allowances for doubtful accounts related to trade receivables for estimated losses resulting from customers’ inability to make timely payments. However, trade receivables relating to the ordinary course of business are not covered by collateral or credit insurance. Therefore, if customers with whom ALPS ALPINE has substantial accounts receivable face difficulty in making payments due to economic downturn and if ALPS ALPINE is forced to write off those receivables, ALPS ALPINE’s results of operations, financial condition and cash flows may be adversely affected.

ALPS ALPINE’s offices and major facilities, as well as its suppliers, may be adversely affected by disasters.

ALPS ALPINE’s employees or facilities, including its headquarters, plants, sales offices and research and development centers, may suffer from disasters, natural or otherwise, such as earthquakes, typhoons, tsunamis, heavy rains, floods, accidents at nuclear power plants and pandemics. Any such event, over which ALPS ALPINE will have little or no control, could cause a decrease in demand for its products, make it difficult or impossible for ALPS ALPINE to manufacture and deliver products due to, for example, power failure or other disruptions, require large expenditures to repair or replace its offices, facilities or equipment, or create delays and inefficiencies in its supply chain due to the adverse impact on the supply of electricity and water, as well as traffic and other infrastructure, among other reasons. Its suppliers or customers may be similarly affected, which may cause disruptions of supplies that ALPS ALPINE needs to operate its business or declines in demand for ALPS ALPINE’s products. Any of these could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

Shortages and rising costs of electricity may adversely affect ALPS ALPINE’s production and sales activities.

As many nuclear power plant operations in Japan currently have ceased and remain at rest due to the damage and equipment failure of the nuclear power plant caused by the Great East Japan Earthquake in March 2011, Japan may have shortages and rising costs of electricity. ALPS ALPINE secures electric power supplies for emergencies for equipment and operations centers; however, ALPS ALPINE’s production activity may become diminished if massive blackouts occur and electricity shortages continue in the areas in which ALPS ALPINE has facilities. Shortages of electricity in the areas in which ALPS ALPINE’s suppliers and customers have main operations may also interrupt ALPS ALPINE’s procurement and sales activities. In addition, significant rising costs of electricity may adversely affect ALPS ALPINE’s results of operations, financial condition and cash flows.

ALPS ALPINE is subject to various, increasingly stringent environmental, health-and-safety laws and regulations that could impose liability on it and harm its operating results or future prospects.

ALPS ALPINE is subject to a wide range of environmental, health-and-safety laws and regulations in and outside Japan, including with respect to air emissions, waste water discharges, accidental releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of hazardous materials and wastes, the clean-up of contamination, climate change and the maintenance of safe conditions in the workplace. ALPS ALPINE is also subject to laws and regulations with respect to its products, such as the EU, Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive, or RoHS, and the EU’s Regulation on the Registration, Evaluation, Authorization and Restriction of Chemicals, or REACH. RoHS and similar laws of other jurisdictions limit the content of certain hazardous materials, such as lead, mercury and cadmium, in electronic equipment, including ALPS ALPINE’s products. Under the EU REACH regulation and similar legislation elsewhere, any key raw material, chemical or substance in products could be classified as having a toxicological or health-related impact on the environment, users of products or employees. Such content restrictions or reclassifications of any of ALPS ALPINE’s raw materials or products could adversely affect the product’s availability or marketability, result in a ban or limitation on its purchase or sale, or require ALPS ALPINE to incur increased costs to comply with notification, labeling or handling requirements. ALPS ALPINE has incurred, and will continue to incur, substantial expenditures for compliance with current and future environmental, health-and-safety laws and regulations. Any failure to comply, including as a result of a discharge of hazardous substances, could result in fines or penalties, operational restrictions, or remediation compensation, any of which could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows. Moreover, the environmental impacts of ALPS ALPINE’s operations or products could result in claims against ALPS ALPINE by any person or regulator for damages or injuries.

Any legal actions or proceedings could adversely affect ALPS ALPINE’s business.

While ALPS ALPINE has established and implemented compliance systems for its business activities, there is no guarantee that it will not become subject to legal actions or proceedings initiated by regulatory authorities, customers or other persons on such bases as alleged violations of laws, regulations, standards or obligations of ALPS ALPINE. Defending itself in litigation or other legal proceedings may be costly, as well as distract management from the operations of the business. ALPS ALPINE may also eventually have to pay damages or fines for any incompliance or liability, or otherwise pay amounts or agree to other unfavorable terms in order to resolve such actions or proceedings. If legal proceedings are initiated against ALPS ALPINE, they could thus adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

Insufficient protection or discontinuation of ALPS ALPINE’s intellectual property rights or allegations of infringement of other companies’ intellectual property rights could have an adverse impact on ALPS ALPINE’s competitive position and business.

As technological innovation is one of the key factors of competition in many of the markets in which ALPS ALPINE competes, protection of its intellectual property rights will be essential for ALPS ALPINE to maintain its competitiveness. ALPS ALPINE generally employs technologies developed by itself, or each of Alps Electric and Alpine prior to the business integration, and seeks to protect such technologies by acquiring, or in some cases asserting, patents, trademarks and other intellectual property rights. In order to protect its intellectual property rights, including trade secrets and patents, ALPS ALPINE takes certain measures, such as executing nondisclosure agreements with certain of its employees, joint venture partners, customers and suppliers.

However, there is no guarantee that such efforts will be successful or that there will be no other impediments to ALPS ALPINE’s assertions of its intellectual property rights. For example, if ALPS ALPINE’s counterparties breach such nondisclosure agreements, or if the other measures ALPS ALPINE takes are not properly implemented, ALPS ALPINE may not have an adequate remedy. In addition, protection of intellectual property rights in certain jurisdictions may be insufficient due to differences in laws and regulations or the enforcement thereof, and ALPS ALPINE may, as a result, not be able to prevent effectively the use of its intellectual properties by a third party to produce similar products.

Furthermore, whereas ALPS ALPINE has obtained licenses to use the intellectual property of third parties in connection with the manufacturing and sale of certain ALPS ALPINE products, there is no guarantee that the owners of such rights will continue to grant licenses to ALPS ALPINE in the future or on terms acceptable to ALPS ALPINE. Insufficient protection of the intellectual property rights of ALPS ALPINE, or ALPS ALPINE’s inability to license necessary intellectual properties on acceptable terms, could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

Also, third parties may allege that ALPS ALPINE has infringed their intellectual property rights. ALPS ALPINE will vigorously defend itself against allegations of infringement. However, as a general matter, ALPS ALPINE may pay damages or settlement amounts in connection with proceedings brought against ALPS ALPINE for alleged infringement of third-party intellectual property rights.

Personal or proprietary information may be misappropriated.

In the normal course of business, ALPS ALPINE possesses personal and other proprietary information on its customers and other third parties with whom ALPS ALPINE does business. It also stores its own confidential information and personal information of its employees. ALPS ALPINE may be required to incur significant costs to protect against the threat of security breaches relating to such personal and proprietary data, or address problems caused by such breaches. It may also become subject to claims, litigation or regulatory action if any of such information is misappropriated or compromised due to such events as human or technical error, hardware or software defects, computer viruses, unauthorized access, cyberattacks or other illegal conduct. Failure to protect proprietary information could also lead to a loss of its competitive advantage and customer and market confidence in ALPS ALPINE. Each of the above could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE is subject to various laws, regulations and standards.

ALPS ALPINE is subject to or affected by various laws and regulations in and outside Japan in connection with its business activities, including requirements for business, investment and transportation permits, customs duties and other import and export regulations, and regulations concerning conflict minerals, value-added tax and corporate income tax. ALPS ALPINE will thus be exposed to various legal and regulatory risks, including those stemming from actual or interpretational changes in laws, regulations and accounting standards. ALPS ALPINE may need to expend substantial financial, administrative and human resources, or make significant adjustments to its business operations, in order to comply with such laws, regulations and standards. As ALPS ALPINE expands the range of its products and the geographical scope of its business, it will become exposed to risks that are unique to particular industries, markets or jurisdictions, and its compliance risk management systems and programs may not be fully effective in preventing all violations of applicable laws, regulations and standards. Failure to comply with such laws, regulations and standards not only may result in penalties or fines, but also may result in loss of business, as well as restrictions on ALPS ALPINE’s business activities. ALPS ALPINE’s exposure to various laws and regulations in and outside Japan could therefore adversely affect ALPS ALPINE’s business, results of operations, financial conditions and cash flows.

ALPS ALPINE may be required to make accelerated repayments of its loans under debt instruments.

ALPS ALPINE has 57 billion yen of borrowings as of March 31, 2019 in a syndicated loan and additional syndicated committed credit line agreements containing financial covenants that may accelerate ALPS ALPINE’s repayment obligations in the event that they are not complied with. For further description of such agreements, please see “Item 5. Operating and Financial Review and Prospects—Borrowings.” Such acceleration of its obligations could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE’s assets, other than financial assets, may incur impairment losses due to a decline in the assets’ fair value or in the future cash inflows from the assets, which may adversely affect ALPS ALPINE’s financial condition and results of operations.

ALPS ALPINE owns a wide range of assets for use in its operations, such as property, plant and equipment and intangible assets, which are subject to impairment reviews and could lead to impairment losses. At each reporting date, ALPS ALPINE will review the carrying amounts of such assets or cash-generating units, or CGU, to determine if there is any indication that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset or CGU is reviewed in order to determine the amount of impairment, which shall be the amount by which the carrying amount of the asset or CGU exceeds its recoverable amount (the “recoverable amount” being the higher of value in use and fair value less costs of disposal). Such impairment losses could adversely affect ALPS ALPINE’s results of operation and financial condition.

Risks of Owning ALPS ALPINE Shares

Japan’s unit share system imposes restrictions on the rights of holders of shares of ALPS ALPINE common stock that do not constitute a unit.

Pursuant to the Companies Act and certain related legislation, the articles of incorporation of ALPS ALPINE provide that 100 shares of ALPS ALPINE common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act, which imposes other significant restrictions and limitations on such holders as described in “Item 10.B Memorandum and Articles of Association—Japanese Unit Share System.” The transferability of such shares is also significantly limited, as shares can only be bought and sold on the Tokyo Stock Exchange, where ALPS ALPINE’s shares of common stock are listed, in volumes that are positive integer multiples of a unit. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. In addition, ALPS ALPINE’s articles of incorporation provide that a holder of less than one unit of ALPS ALPINE shares may request that ALPS ALPINE sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of shares, as long as ALPS ALPINE has treasury shares to sell upon such request.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Companies Act, govern the affairs of ALPS ALPINE. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if ALPS ALPINE were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell ALPS ALPINE shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

It may not be possible for investors to effect service of process within the United States upon ALPS ALPINE’s directors or senior management, or to enforce against ALPS ALPINE or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

ALPS ALPINE is a joint stock company incorporated under the laws of Japan. All of ALPS ALPINE’s directors and senior management reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. Furthermore, many of the assets of ALPS ALPINE and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to enforce, against ALPS ALPINE or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. ALPS ALPINE believes that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

ALPS ALPINE will likely terminate its SEC reporting obligations as soon as practicable in accordance with applicable rules and regulations.

ALPS ALPINE will likely decide to terminate its reporting obligations to the U.S. Securities and Exchange Commission, or SEC, under the Exchange Act as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. If ALPS ALPINE does so, U.S. shareholders will have access to less information about ALPS ALPINE and its business, operations and financial performance, and will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If ALPS ALPINE is unable to terminate its SEC reporting obligations as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

ITEM 4.	INFORMATION ON THE COMPANY

4.A	HISTORY AND DEVELOPMENT OF THE COMPANY

ALPS ALPINE is a joint stock company incorporated under the laws of Japan. Its head office is located at 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo 145-8501, the telephone number of its registered office is +81(3) 3726-1211 and its website is https://www.alpsalpine.com/e/.

See “Item 5.A. Liquidity and Capital Resources—Capital Expenditures” for a description of ALPS ALPINE’s principal capital expenditures and divestitures between April 1, 2016 and March 31, 2019, and information concerning ALPS ALPINE’s principal capital expenditures and divestitures currently in progress.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

History

ALPS ALPINE was founded in 1948 as Kataoka Electric Co., Ltd.

In 1961, Kataoka Electric Co., Ltd. listed its shares on the Second Section of the Tokyo Stock Exchange, later moving to the First Section in 1967.

In 1964, Kataoka Electric Co., Ltd. changed its company name to Alps Electric Co., Ltd.

In 1967, Alps Electric and Motorola, Inc. established Alps Motorola Co., Ltd. as a joint venture. In the same year, Alps Electric acquired shares of Watakoma Co., Ltd., the present Alps Logistics Co., Ltd., or Alps Logistics.

In 1978, Alps Electric acquired all shares of common stock of Alps Motorola Inc., making it a wholly owned subsidiary. Later in the same year, Alps Electric changed the company name of Alps Motorola Inc. to Alpine Electronics, Inc.

In 1988, Alpine Electronics, Inc. became listed on the Second Section of the Tokyo Stock Exchange, later moving to the First Section in 1991.

In 2003, Alps Electric acquired all shares of common stock of Cirque Corporation in the U.S. Cirque Corporation develops capacitive trackpad technology and is Alps Electric’s center of technology development for capacitive touch solutions.

In 2004, Alps Logistics, Alps Electric’s subsidiary engaged in the logistics business, conducted an absorption-type merger with TDK Logistics Corporation, by which TDK Logistics Corporation was merged into Alps Logistics.

In 2010, Alps Electric established ALPS Green Device K.K., with a minority equity investment from Innovation Network Corporation of Japan. ALPS Green Device was engaged in developing and manufacturing parts and materials used in electronic devices, including miniaturized and highly efficient power transformers and controllers that would enhance the competitiveness of the power electronics industry and contribute to the realization of a low carbon society. In 2016, Alps Electric conducted an absorption-type merger with ALPS Green Device K.K., by which ALPS Green Device K.K. was merged into Alps Electric.

In January 2019, Alps Electric acquired all outstanding shares of Alpine Electronics, Inc. that it did not own by conducting the share exchange, and was renamed ALPS ALPINE CO., LTD.

4.B	BUSINESS OVERVIEW

ALPS ALPINE’s business consists of the following segments:

•

Electronic components. Its largest business segment by net sales, on a Japanese GAAP basis, is the electronic components segment, which engages in the manufacturing and sale of various electronic components for the automotive, mobile and EHII (energy, healthcare, industry and Internet of Things, or IoT) markets. As of March 31, 2019, ALPS ALPINE manufactures and sells approximately 40,000 different electronic components to approximately 2,000 companies that produce automobiles, home appliances, audio visual equipment, healthcare devices, mobile devices and industrial machinery around the world. Its main products for the automotive market include power window switches, instrument panel modules, steering wheel modules, remote keyless entry systems, BluetoothTM modules, exhaust gas recirculation valve sensors, current sensors and TACT SwitchesTM. Its main products for the mobile market include actuators for cameras, touch panels, HAPTICTM Reactors and multi-control devices. Its main products for the EHII market include sensor network modules, thermal printers, current sensors and TACT SwitchesTM.

•

Automotive infotainment. In the automotive infotainment segment, Alpine, a consolidated subsidiary of ALPS ALPINE, and its subsidiaries manufacture car navigation systems, car information display products, in-car sound systems and in-car audio products.

•

Logistics. Through Alps Logistics, a consolidated subsidiary of ALPS ALPINE, and its subsidiaries, ALPS ALPINE engages in integrated logistics services, primarily with respect to electronic components. Such services include the transportation, warehousing and forwarding of electronic components and other items, as well as the manufacturing and sale of packaging materials.

•	Other than the above three reportable segments, ALPS ALPINE also engages in businesses such as system development services, office services and financing and leasing services.

The following table provides a breakdown of ALPS ALPINE’s net sales by segment for the periods indicated. The information by segment in the table has been prepared by ALPS ALPINE based on the information set forth in its Japanese GAAP-based management reports as described in the notes to ALPS ALPINE’s audited consolidated financial statements. For further information on reconciliation of Japanese GAAP net sales to revenue under IFRS, refer to Note 4 “Segment information(1)—Reportable Segments” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

	Fiscal year ended March 31,
	2017		2018		2019
	External net sales/revenue	Percentage of total net sales	External net sales/revenue	Percentage of total net sales	External net sales/revenue	Percentage of total net sales
	(Millions of yen, except percentages)
Electronic components	437,677	58.1%	514,032	59.9%	468,606	55.0%
Automotive infotainment	242,307	32.2%	267,639	31.2%	303,594	35.7%
Logistics	61,151	8.1%	64,666	7.5%	66,888	7.9%
Other	12,128	1.6%	11,981	1.4%	12,245	1.4%

Total net sales (Japanese GAAP)	753,263	100.0%	858,318	100.0%	851,333	100.0%
IFRS adjustments	(1,700)	—	(786)	—	(858)	—

Total consolidated revenue	751,563	—	857,532	—	850,475	—

The following table provides a breakdown of ALPS ALPINE’s revenue under IFRS by geographical area for the periods indicated:

	Japan	U.S.	China	Germany	Other countries	Total
	(Millions of yen)
Fiscal year ended March 31, 2017	150,329	135,579	116,641	74,820	274,194	751,563
Fiscal year ended March 31, 2018	156,168	155,255	135,204	85,229	325,676	857,532
Fiscal year ended March 31, 2019	158,184	136,238	167,897	80,868	307,288	850,475

Strategy

Basic Management Policy

Throughout its 71-year history, ALPS ALPINE has pursued monozukuri based on a stance of “devotion to electronic components.” ALPS ALPINE strives to “perfect the art of electronics” by aiming to create products that are optimized, distinctive and environmentally friendly and that facilitate user-friendly communication and interaction between people and various types of media. Through such efforts, ALPS ALPINE seeks to provide comfort to and enrich the lifestyles of people everywhere, as well as enhance its corporate presence and value.

Its corporate philosophy, too, calls for the creation, through monozukuri, of “new value that satisfies stakeholders and is friendly to the Earth.” ALPS ALPINE’s basic management policy is to fulfill its social responsibility and to strive to maximize its corporate value for its various stakeholders, such as its shareholders, business partners, local communities, the global society and ALPS ALPINE employees, setting forth the following five approaches:

•	Pursuit of Value. ALPS ALPINE pursues the creation of new value.

•	Harmony with Nature. ALPS ALPINE strives to operate in harmony with the environment.

•	Partnership with Customers. ALPS ALPINE aims to learn from its customers and respond quickly to their needs.

•	Fair Management. ALPS ALPINE endeavors to manage its business fairly and from a global perspective.

•	Respect for the Individual. ALPS ALPINE seeks to draw upon the enthusiasm of every employee.

1st Mid-term Business Plan

Commodization in some of ALPS ALPINE’s businesses, such as audio devices, sound, components and infotainment, is exerting downward pressure on margins and limiting potential for further expansion. At the same time, waves of major change—including technological change, such as artificial intelligence (AI) and the advent of 5G networks, demographic changes, such as urbanization and aging societies, and social change, such as greater interest in the sharing economy and increased consumption of services over products—offer potential for higher margins and growth in certain of ALPS ALPINE’s other business areas, such as its electronic components segment, where there are many CASE (Connected, Autonomous, Shared & Service, Electric) and IoT applications. It is amidst this backdrop that ALPS ALPINE formulated its 1st Mid-Term Business Plan for the three-year period ending March 31, 2022. Among other things, in the plan, ALPS ALPINE lays the groundwork that it believes will allow it to aim for Japanese-GAAP based sales of 1 trillion yen and a Japanese GAAP-based operating profit margin of 10% by the fiscal year ending March 31, 2025, naming such target “ITC101.” To achieve this target, ALPS ALPINE intends to strengthen business management and organizational practices in its maturing businesses to drive down operational costs and strengthen synergies, while also increasing investment in, and redirecting resources to, high-growth businesses.

During the term of the 1st Mid-Term Business Plan, ALPS ALPINE intends to identify opportunities in its maturing businesses where synergies are possible, and to reorganize and integrate its domestic and overseas businesses and functions to operate more leanly and efficiently. For example, ALPS ALPINE will make use of robotics and AI in its manufacturing processes to lower labor costs; it will also seek to share manufacturing resources across products to manage the amount of related investments. ALPS ALPINE will also focus on centralizing certain purchasing activities, IT systems and business infrastructure to reduce procurement and other operational costs, as well as reduce losses from quality related issues. These changes will also make it easier to shift resources and employees from group companies involved in mature businesses to those in higher growth areas. In making these changes, ALPS ALPINE will be poised to accelerate the pace of new product commercialization and client development activities, which ALPS ALPINE expects will contribute meaningfully to growth in net sales, and lead to notable reductions in costs by the end of the fiscal year ending March 31, 2022. ALPS ALPINE believes that the realization of these growth and cost reduction plans should also lead to a significant increase in consolidated operating income margin by the end of the fiscal year ending March 31, 2025.

In executing its strategy, ALPS ALPINE aims to be an “Innovative T-Shaped Company” that combines the characteristics of both a “vertical I-Shaped Company” and a “horizontal I-Shaped Company,” in terms of technologies and products. The historical Alps Electric business (excluding the historical Alpine business), which specializes in components, and develops its own core device technologies, can be viewed as a “vertical I-Shaped Company.” The historical Alpine business, in addition to being an aftermarket service provider, is a system integrator that purchases various types of components to develop and sell automotive infotainment products. Accordingly, ALPS ALPINE regards the historical Alpine business as a “horizontal I-Shaped Company,” that is, a generalist that combines technologies and products gathered from a wide range of device manufacturers, and develops them into systems. By combining the “vertical I-Shaped Business” aspects of the historical Alps Electric business and the “horizontal I-Shaped Company” characteristics of the historical Alpine business, ALPS ALPINE seeks to leverage the core device technology and extensive market and customer channels of the historical Alps Electric business combined with the system design and software development capabilities and service business for general consumers that the historical Alpine business possesses to help ALPS ALPINE evolve from being a supplier of components and parts to a partner that offers a broad range of CASE, Premium HMI (Human Machine Interface) and IoT-based solutions, modules and devices, developed in-house, that can be tailored to meet the needs of customers in disparate fields, such as automotive OEM and EHII. For example:

•

ALPS ALPINE plans to offer a number of products that enable CASE technologies. ALPS ALPINE technologies, such as devices that allow vehicles to communicate over 5G networks, internal and external monitoring and radar technologies, remote parking technology and power management systems will help automotive companies create autonomous vehicles for personal use or for hire. System manufacturers that are direct suppliers to automobile manufacturers but that do not possess core component and elemental technologies in-house are finding it difficult to maintain competitiveness. ALPS ALPINE believes that automobile manufacturers expect ALPS ALPINE to become a distinctive supplier that fully integrates devices and systems, and will be able to provide integrated solutions, rather than individual products, to meet automobile manufacturers’ expectations. Aside from seeking to develop its system products business for automobile manufacturers, ALPS ALPINE is also seeking to extend its component and functional device businesses to a wide range of customers that are direct, or “tier 1,” suppliers to automobile manufacturers or, direct sub-suppliers thereto, or “tier 2” suppliers, with ALPS ALPINE itself acting as a tier 2 and tier 3 supplier.

•

ALPS ALPINE has developed a track record in the fields of consumer and automotive electronic components with its output equipment development technology (with navigation at its core), software development capability and production planning capability. In response to demand from automobile manufacturers for highly functional and aesthetically pleasing products that will help differentiate their mid- and luxury-range vehicles from those of competitors, ALPS ALPINE plans to develop various highly functional system products unique to the ALPS ALPINE group, such as HMI cockpit systems that seamlessly integrate input, sensing and communication device technologies (which ALPS ALPINE refers to as “Premium HMI”).

•

ALPS ALPINE is developing a number of technologies in the IoT space that will enable autonomous driving and other innovations, including sensors that gather data from items such as transmission lines, equipment, and geotags, and transmit such data to the “cloud” for storage, processing and analysis. ALPS ALPINE also expects to provide end users with these cloud, analysis and processing capabilities, in addition to various other services, by leveraging ALPS ALPINE’s system software and service business.

•

With respect to electronic components for the EHII business, where customer needs are varied, ALPS ALPINE will continue to pursue providing high-added value through the development of functional module products integrated with software, besides ALPS ALPINE’s existing core technologies, to strengthen product capabilities.

•

ALPS ALPINE plans to accelerate activities to acquire new customers in its well-established automotive infotainment business by capitalizing on its extensive customer channels, while also reducing investment and keeping costs low to drive profitability in this maturing business. As ALPS ALPINE gains expertise in reducing fixed costs in this and other lower growth business, it will aim to apply those best practices to its high-growth business as well.

While its customer base may expand and products offered may change as a result of implementing its strategy, ALPS ALPINE expects that the proportion of sales and operating income derived from automotive, non-automotive and logistics and other products and services will remain relatively steady for the mid-term.

Businesses

The following description of ALPS ALPINE’s businesses includes information regarding the net sales for each of ALPS ALPINE’s reportable segments and the net sales of its other businesses. For further information, refer to Note 4 “Segment information” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Electronic Components Segment

The electronic components segment is ALPS ALPINE’s largest business segment. In the fiscal years ended March 31, 2017, 2018 and 2019, ALPS ALPINE’s Japanese GAAP net sales in the electronic components segment were 437.7 billion yen, 514.0 billion yen and 468.6 billion yen, respectively. The electronic components segment accounted for 58.1%, 59.9% and 55.0% of ALPS ALPINE’s Japanese GAAP net sales for the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

For the fiscal years ended March 31, 2017, 2018 and 2019, sales to overseas customers, principally in the United States, China and numerous countries in Europe, accounted for 80.0%, 81.8% and 81.4% of total net sales in the electronic components segment.

ALPS ALPINE manufactures and sells electronic components based on its prowess in its three core technological domains, namely HMI, SENSORINGTM, and connectivity, making efforts in each of such domains as described below.

•

HMI. ALPS ALPINE has been producing input devices that connect human beings with machines ever since its founding. ALPS ALPINE has adapted to the times, developing ever smaller and thinner products and responding to needs for greater integration and multifunctionality. Maintaining advanced standards for operating feel, ALPS ALPINE continues to pursue the creation of optimal products.

•

SENSORINGTM. ALPS ALPINE harnesses original materials, processing technologies and software to create high-quality sensing devices. ALPS ALPINE supplies an extensive variety of compact, high-sensitivity sensors for the constantly evolving mobile domain, and compact current sensors compatible with large voltages for automobiles. ALPS ALPINE’s ongoing development of environmentally friendly SENSORINGTM devices contributes to the growth of smart societies via their use in such applications as energy management systems and industrial equipment.

•

Connectivity. ALPS ALPINE supplies a variety of data communication modules making extensive use of radio frequency (RF) technology and software to support BluetoothTM, wireless LAN, LTE and other standards, as well as advancements in the automotive domain such as V2X technology. ALPS ALPINE continues to support easy, reliable access to diverse types of information with distinctive product varieties, including products combined with input devices and sensors.

ALPS ALPINE categorizes its wide variety of products in the electronic components segment into automotive market products, mobile market products and EHII market products. Below is a discussion of each.

Automotive Market Products

ALPS ALPINE’s automotive market products are further categorized into:

•	Automotive modules, such as remote keyless entry systems, instrument panel modules and electronic parking brakes, which may incorporate one or more automotive devices; and

•	Automotive devices, such as exhaust gas recirculation valve sensors, current sensors and tire pressure monitoring systems.

Below are descriptions of the principal categories of automotive modules and automotive devices:

Automotive Modules. ALPS ALPINE’s automotive modules include the following:

•

Car-door and seat area products, which are primarily switches used inside cars, such as power window switches, electronic parking brakes and engine start switches. Power window switches enable the operation of car windows without having to turn window handles. Electronic parking brakes are buttons or switches in cars that activate the parking brakes in lieu of a parking brake pedal or lever. Engine start switches enable drivers to start the engine without turning an ignition key.

•

Car-instrument panel area products, which primarily include electronic panels and modules, provide functional control of cars. For example, instrument panel modules are installed within the front panels of cars, and enable the operation of such systems as air conditioners and audio systems. Electronic shifters are used in many newer automobile models in lieu of traditional, gear-centered shifters. Finally, HAPTIC COMMANDERTM is a trademarked product of ALPS ALPINE that enables drivers to operate various in-car systems and provides them with tactile feedback, such as different patterns of vibration, in response to driver operation.

•

Car-steering products, which primarily include products relating to automobile steering systems, such as steering wheel modules and clock springs. Steering wheel modules, which are attached to steering wheels, include such devices as airbag sensors and levers for operating turn signals and window wipers. Clock springs are sensors for in-car airbags that detect automobile impact, in order to deploy airbags.

•	Car communication products, an example of which is remote keyless entry systems, namely electronic keys that enable car doors to be locked or unlocked from a distance.

Automotive Devices. ALPS ALPINE’s automotive modules include the following:

•

Communication network modules, which include communication systems or modules to provide connectivity to cars, such as BluetoothTM and Wireless-LAN modules and V2X communication devices. BluetoothTM and Wireless-LAN modules enable smartphone and other mobile devices to connect to in-car functions such as audio and navigation systems. V2X modules, which are used for such purposes as ADAS, enable cars to receive and transmit information with sources outside cars, using such transmission systems as global navigation satellite system and millimeter-wave radar.

•

Various sensors, which include throttle position sensors, exhaust gas recirculation valve sensors, tire pressure monitoring systems, steering angle sensors and current sensors. Throttle position sensors track the position of a car’s throttle. The exhaust gas recirculation valve sensors detect the angle of the valves attached inside the duct/pipe through which the exhaust gas of the car runs. Tire pressure monitoring systems include sensors that detect the air pressure in tires, enabling monitoring of tire condition. Steering angle sensors track the angle of steering. Current sensors detect the current in the system or modules to which the current sensors are attached.

•

Switches, including TACT SwitchesTM and detector switches. TACT SwitchesTM are trademarked tactile switches that come in various sizes and gram forces, and which are commonly used in many consumer electronic devices. Detector switches are switches that are activated by means of the collision of two objects, and are commonly used to detect whether such things as automobile doors or the covers of consumer electronic devices are open or closed.

Mobile Market Products

ALPS ALPINE’s main mobile market products include products for smartphones such as actuators for cameras, geomagnetic sensors, touch panels and waterproof TACT SwitchesTM, as well as products for drones, gaming devices and smartwatches, such as HAPTICTM Reactors and multi-control devices.

Below are descriptions of ALPS ALPINE’s principal products in the mobile market:

Products for Smartphones. ALPS ALPINE manufactures various products to be used in smartphones, including the following:

•

Camera actuators, namely the frames that contain and operate smartphone camera lenses. Actuators are used to enable lens autofocus, as well as to adjust for hand movements when users operate the smartphone cameras.

•	Touch panels, which are the transparent panels on the face of smartphones that enable touch control of smartphone functions.

•	Geomagnetic sensors, which enable the smartphone to detect where it is located. Similar sensors are used in digital watches.

•	Waterproof TACT SwitchesTM, which are small, thin, waterproof and dustproof switches that are typically used as the “home” button of smartphones.

•	HAPTICTM Reactors, which are used to generate various patterns of vibrations for use in smartphones.

Products for Drones, Gaming Devices and Smartwatches. ALPS ALPINE’s products for drones, gaming devices and smartwatches include the following:

•	HAPTICTM Reactors, which are used in gaming devices to generate various vibration patterns to simulate various types of real-world tactile stimuli.

•

Multi-control devices, an example of which is stick controllers that are incorporated into gaming controllers. The multi-control devices can be moved around 360 degrees to enable particular movements or commands in game play.

•	Atmospheric pressure sensors, which are typically installed in smartwatches, measuring atmospheric pressure.

EHII Market Products

ALPS ALPINE’s primary EHII market products include sensor network modules, BluetoothTM modules, thermal printers, current sensors and TACT SwitchesTM.

Below are descriptions of ALPS ALPINE’s principal products in the EHII market:

•

Sensor network modules, which are micromodules that consist of multiple sensors, such as acceleration sensors, geomagnetic sensors, temperature and humidity sensors, atmospheric pressure sensors and ultraviolet intensity sensors, combined with BluetoothTM modules that connect to the Internet. These modules may be used to monitor users’ health conditions or certain indoor and outdoor environmental factors.

•

BluetoothTM modules, which are installed in various EHII market products, enable the monitoring of such things as users’ motions and physical conditions, or various environmental factors, remotely over the Internet.

•	Thermal printers, which are printers, such as photograph printers, that utilize heat rather than ink to print images.

•	Current sensors, which detect the current in the system or modules to which the current sensors are attached.

•	TACT SwitchesTM, which are trademarked tactile switches that come in various sizes and gram forces, and which are commonly used in many consumer electronic devices.

Automotive Infotainment Segment

ALPS ALPINE’s automotive infotainment segment operates through Alpine, and consists of the following two businesses:

•

Information and Communication Products. ALPS ALPINE engages in the manufacture and sale of in-car information and communication products. Its primary products in this segment include car navigation systems and in-car communication products.

•	Audio Products. ALPS ALPINE engages in the manufacturing and sale of in-car audio products. This segment’s principal products include in-car CD players, amplifiers and speakers.

A significant portion of ALPS ALPINE’s business in this segment is generated from overseas customers. In the fiscal years ended March 31, 2017, 2018 and 2019, transactions with overseas customers, located mainly in countries such as the United States, Germany and China, accounted for 87.4%, 88.1% and 87.9% of ALPS ALPINE’s revenue in the segment under IFRS.

Information and Communication Products

The automotive infotainment segment accounted for 32.2%, 31.2% and 35.7% of ALPS ALPINE’s Japanese GAAP net sales for the fiscal years ended March 31, 2017, 2018 and 2019, respectively. For further descriptions of the automotive infotainment segment, see “Item 4.B Business Overview.”

ALPS ALPINE’s primary products in the information and communication products business lines are described below.

Car Navigation Systems

ALPS ALPINE manufactures and sells, primarily to major automobile manufacturers in Japan and overseas, the “All-in-one Navi Station System,” which is a car navigation system that ALPS ALPINE customizes for various vehicle lines, combining ALPS ALPINE’s new technologies relating to car operation, driving guidance and safety for vehicles and drivers. ALPS ALPINE provides major automobile manufacturers, both in Japan and overseas, that manufacture high-end and luxury cars with car navigation systems that install up-to-date technologies, such as the function to connect to a smartphone and operate it through in-car devices.

Car Information Display Products

ALPS ALPINE’s car information display products include displays for in-car audio, visual head units and rear seat screens. ALPS ALPINE has developed its own decorating and molding technology to shape the display products into luxury designs that can be integrated with the internal design of high-end and luxury cars.

Audio Products

ALPS ALPINE’s primary products in the audio products business line are described below.

In-car Sound Systems

ALPS ALPINE provides in-car sound systems, including products such as amplifiers and speakers with high-resolution technology to mitigate vehicle interior noise, and small and light sound system products with high-power output and dynamic sound.

In-car Audio Products

ALPS ALPINE manufactures in-car audio products, including CD tuners and audio head units, that play music and videos that are recorded on various media, such as smartphones, portable music players and USB memory sticks.

OEM Production

For both information and communication products as well as audio products, ALPS ALPINE’s products in the automotive infotainment segment are largely sold to automobile manufacturers on an original equipment manufacturing basis. A substantial portion of ALPS ALPINE’s net sales in the automotive infotainment segment for the fiscal years ended March 31, 2018 and 2019 consisted of OEM sales.

Logistics Segment

ALPS ALPINE provides integrated logistics services to third-party customers in and outside Japan, specializing in electronic components. Specifically, Alps Logistics, a consolidated subsidiary of ALPS ALPINE, and its subsidiaries, provide transport, warehousing and forwarding services relating to electronic components and other items. Alps Logistics also sells packaging materials. In the years ended March 31, 2017, 2018 and 2019, ALPS ALPINE’s Japanese GAAP net sales in the logistics segment were 61.2 billion yen, 64.7 billion yen and 66.9 billion yen, respectively. The logistics segment accounted for 8.1%, 7.5% and 7.9% of ALPS ALPINE’s Japanese GAAP net sales for the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

Other

In addition to the activities described above, ALPS ALPINE engages in various businesses, including the following:

•	system development services, such as the development and sale of software that supports companies’ internal administration and operation, as well as information security systems;

•	office services, such as staffing services as well as training programs and services for clients’ employees; and

•	financing services, such as factoring, as well as leasing services, including those relating to manufacturing facilities and vehicles.

In the years ended March 31 2017, 2018 and 2019, ALPS ALPINE’s Japanese GAAP net sales in the other businesses were 12.1 billion yen, 12.0 billion yen and 12.2 billion yen, respectively.

Competition

The electronic components and automotive infotainment products markets, the principal markets in which the ALPS ALPINE group competes, are highly competitive around the world and are characterized by the fast pace of innovation, frequent changes in customers’ requirements and the frequent introduction of new products and services by competitors and customers alike. ALPS ALPINE competes in these markets with major manufacturers of electronic components and automotive infotainment products in Japan, as well as in the United States, Europe and China, on the basis of such factors as product quality, price, responsiveness to customer needs, the speed with which it can ramp up production of new products in collaboration with customers and suppliers, the ability to develop new products and new technologies, such as the computerization of automobiles, autonomous driving and AI, and stability in supplying products to customers.

In addition, ALPS ALPINE faces intense competition not only in the industry and business category where it operates its business but also in other industries and business categories due to the enhancement of collaboration between the in-car information equipment, which focuses on infotainment systems, and new areas, such as computerization of automobiles, automatic driving and AI, in the car electronics industry.

Raw Materials

The most significant raw materials for ALPS ALPINE in its business are semiconductors, electronic devices, metallic material, resin material, harnesses and substrates. Such raw materials are purchased from suppliers in Japan, the United States, China and other countries in Asia. ALPS ALPINE has multiple supply sources for each of its major requirements, and it seeks to avoid being significantly dependent on any one or a few suppliers. The price of these raw materials and other materials fluctuates depending on foreign currency and market conditions.

Seasonality

ALPS ALPINE generally sees increased demand from its customers in the second and third quarters of its fiscal year due to their increased production needs in anticipation of high shopping seasons such as Black Friday and Christmas, and the timing of the introduction of new products and car models. In turn, ALPS ALPINE generally experiences decreased net sales at the end and the beginning of the calendar year, primarily due to reduced production at ALPS ALPINE’s customers resulting from fewer operating days at its customers at that time on account of the Christmas, New Year and Lunar New Year holidays.

Sales Channels

For products in the electronic components segment, ALPS ALPINE generally sells its products directly to its customers through its own sales functions, as well as through agents and e-commerce channels. The products in the automotive infotainment segment are generally sold by Alpine. Alps Logistics generally provides its services directly to customers.

Intellectual Property

ALPS ALPINE’s success and competitive position depend on a number of patents, licenses and trade secrets relating to its manufacturing and sales processes and products. While it believes all of its intellectual property is important, ALPS ALPINE believes that neither the expiration nor termination of any specific intellectual property would have a significant impact on ALPS ALPINE’s overall operations.

Regulation

ALPS ALPINE is committed to maintaining compliance with all environmental and health and safety laws and regulations applicable to its operations, products and services and to reducing its environmental impact across its business and supply chain. ALPS ALPINE’s operations and many of its products are subject to various regulations that have been adopted with respect to the environment, such as the EU Waste Electrical and Electronic Equipment Directive; the RoHS Directive; and the EU REACH Regulation. Similar legislation has been adopted or is being considered in a number of other jurisdictions. To date, compliance with these laws and regulations has not had a material effect on ALPS ALPINE’s capital expenditures, earnings or competitive position. However, see “Risk Factors—ALPS ALPINE is subject to various, increasingly stringent environmental, health and safety laws and regulations that could impose liability on it and harm its operating results or future prospects,” for additional information concerning regulatory compliance.

ALPS ALPINE considers opportunities to minimize resource impacts and improve efficiencies over a product’s life cycle, from the materials it uses and a product’s energy footprint, to packaging and end-of-life activities such as reuse, refurbishment and recycling. ALPS ALPINE implements global warming countermeasures and other environmental preservation activities through a plan for environmental preservation that is formulated every three years, with current targets to reduce waste emissions, water usage and energy consumption, to improve resource utilization and to promote sales of environmentally friendly products.

4.C	ORGANIZATIONAL STRUCTURE

As of March 31, 2019, ALPS ALPINE had 87 consolidated subsidiaries and 10 associates and a joint venture accounted for under the equity method. Set forth below are ALPS ALPINE’s principal subsidiaries as of March 31, 2019:

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by ALPS ALPINE (%)
Electronic components
ALPS ELECTRIC (NORTH AMERICA), INC.	United States	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRIC EUROPE GmbH	Germany	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRIC CZECH, S.R.O.	Czech	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRIC KOREA CO., LTD.	Korea	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRIC (MALAYSIA) SDN. BHD.	Malaysia	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRONICS HONG KONG LIMITED	Hong Kong	Sales of electrical parts	100.00
ALPS (CHINA) CO., LTD.	China	Holding company of China area, sales of electrical parts	100.00
ALPS (SHANGHAI) INTERNATIONAL TRADING CO., LTD.	China	Sales of electrical parts	100.00
DALIAN ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00
NINGBO ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00
WUXI ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRONICS TAIWAN CO., LTD.	Taiwan	Sales of electrical parts	100.00

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by ALPS ALPINE (%)
Automotive infotainment
ALPINE ELECTRONICS, INC.	Japan	Manufacturing and sales of car audio and car communication	100.00
ALPINE ELECTRONICS MARKETING, INC.	Japan	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS OF AMERICA, INC.	United States	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS (EUROPE) GmbH	Germany	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS GmbH	Germany	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS OF U.K., LTD.	United Kingdom	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS MANUFACTURING OF EUROPE, LTD.	Hungary	Manufacturing and sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS (CHINA) CO., LTD.	China	Sales of car audio and car communication equipment	100.00
DALIAN ALPINE ELECTRONICS CO., LTD.	China	Manufacturing and sales of car audio and car communication equipment	100.00
TAICANG ALPINE ELECTRONICS CO., LTD.	China	Manufacturing and sales of car audio and car communication equipment	100.00
ALCOM ELECTRONCOS DE MEXICO, SA. DE C.V.	Mexico	Manufacturing and sales of car audio and electrical parts	100.00
Logistics
ALPS LOGISTICS CO., LTD.	Japan	Logistics for electronic components, materials sales	49.04
RYUTSU SERVICE CO., LTD.	Japan	Logistics for consumer goods	70.63
TIANJIN ALPS TEDA LOGISTICS CO., LTD.	China	Logistics for electronic components	50.00
Others
ALPS FINANCE SERVICE CORP.	Japan	Financial, lease and insurance agent	100.00
ALPS BUSINESS CREATION CO., LTD.	Japan	Office work service	100.00
ALPS SYSTEM INTEGRATION CO., LTD.	Japan	System integration	100.00

4.D	PROPERTY, PLANT AND EQUIPMENT

ALPS ALPINE and its group companies manufacture almost all of its products at its own plants.

Set forth below is a list of each of the material properties owned or leased by ALPS ALPINE, the use and location of the property and the approximate size of the property on which the facility is located. ALPS ALPINE’s leased property includes offices, system servers, production facilities and measurement equipment.

Property	Location	Size (thousand m2)		Property type
Head Office, Kansai branches and other branches	Tokyo, Osaka and other parts of Japan	20	*[1]	Business facility
Furukawa Plant and other plants	Miyagi and other parts of Japan	428	*[1]	Production facility
Onahama Plant, Taira Plant	Fukushima, Japan	117	*[1]	Production facility
Nagaoka Plant	Niigata, Japan	81	*[1]	Production facility
Alpine
Iwaki Office	Fukushima, Japan	295		Business facility
Alps Logistics
Yokohama Office	Kanagawa, Japan	40		Business facility
Kazo branch	Saitama, Japan	41		Business facility
Koriyama branch	Fukushima, Japan	18		Business facility
Narita branch	Chiba, Japan	11		Business facility
WUXI ALPS ELECTRONICS CO., LTD.
Head office and Plant	Jiangsu, China	90	*[1]	Production facility
DALIAN ALPS ELECTRONICS CO., LTD.
Head office and Plant	Liaoning, China	107	*[1]	Production facility
ALPS ELECTRIC (NORTH AMERICA), INC.
Head office and Plant	California, United States	40 12	*[1]	Business facility and other purposes
ALPS ELECTRIC KOREA CO., LTD.
Head office and Plant	Gwangju, Korea	48		Production facility
NINGBO ALPS ELECTRONICS CO., LTD.
Head office and Plant	Zhejiang, China	62	*[1]	Production facility
ALPINE MANUFACTURING OF EUROPE, LTD.
Head office and Plant	Pest, Hungary	129		Production facility
ALCOM ELECTRONICOS DE MEXICO, S.A. DE C.V.
Head office and Plant	Reynosa, Mexico	67		Production facility
ALPINE ELECTRONICS OF AMERICA, INC.
Head office	California, United States	18		Facility for production, R&D and other purposes
DALIAN ALPINE CO., LTD.
Head office and Plant	Liaoning, China	—	*[2]	Production facility

*1	Size of the properties leased by ALPS ALPINE.
*2	Dalian Alpine Electronics Co., Ltd. is leasing this property from Alpine Electronics (China) Co., Ltd, which in turn is leasing the property from a third party.

ALPS ALPINE believes all its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations.

See “—Business Overview—Capital Expenditures and Divestitures” for a description of ALPS ALPINE’s material plans to construct, expand or improve facilities.

4.E	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	OPERATING RESULTS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of ALPS ALPINE is intended to provide information to investors to facilitate an understanding of ALPS ALPINE’s business and results of operations. The following discussion should be read in conjunction with ALPS ALPINE’s audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Overview

ALPS ALPINE’s business primarily consists of the following three reportable segments:

•

the electronic components segment, the largest segment in terms of both revenue and profit. The segment’s principal products include various electronic components for the automotive, mobile and EHII markets;

•

the automotive infotainment segment, operated through Alpine, a consolidated subsidiary of ALPS ALPINE. The major products of this segment are car navigation systems, car information display products, in-car sound systems and in-car audio products; and

•	the logistics segment, operated through Alps Logistics, in which integrated logistics services are provided, primarily with respect to electronic components.

See “—Operations Review—Segment Information” for further information concerning these three segments.

A significant portion of ALPS ALPINE’s business is generated with overseas customers. Sales to overseas customers, principally in the United States, China as well as numerous countries in Europe, accounted for 80.0%, 81.8%, and 81.4% of revenue for the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

In terms of the economic environments that ALPS ALPINE has been operating in, consumer spending improved in the United States on the back of an improving labor market and increasing consumer income; corporate performance also remained strong. On the other hand, in Europe, although domestic demand was firm, exports remained sluggish, leading to a slowing of the economy. In China, international trade frictions had a significant impact and the economy has been stagnant. In Japan, although consumer spending and public investment were slightly weaker in the second half of the most recently ended fiscal year, exports and capital investment remained firm and the economy remained on a solid footing.

The outlook for the global economy is becoming increasingly uncertain due to rapidly changing international events, including the United States’ protectionist policies, the course of Brexit deliberations, and the slowdown of the Chinese economy. As a result, there are concerns about a slowdown in the Japanese economy as well.

In terms of the industry environment surrounding ALPS ALPINE, despite economic uncertainty, demand for electronics products and vehicles is expected to grow, driven by increased demand for high-performance and multi-functional products in developed countries and, in the medium- to long-term, increasing demand in emerging countries.

With respect to the electronics industry, although an economic slowdown has recently had some impact on the automotive market, an increasing number of automakers as well as participants in the electronics industry are actively moving forward with next generation CASE products, and those companies were spurred to invest in CASE development activities. Also, in the EHII market, progress was made in IoT development, and the application of AI and robotics has also been expanding. On the other hand, negative growth had repercussions for the smartphone market. Going forward, the automotive market, in which electronics is becoming increasingly important, the smartphone market, which is experiencing high demand for high-performance components despite slowing growth, and the virtual reality market, which is emerging, are expected to continue to expand. In addition, as ALPS ALPINE’s customers are expanding globally and demand for specific products fluctuates dramatically over a short period of time, there is an increased need to implement and establish a more robust and flexible production system. Furthermore, in the EHII market, which has a wide range of business models, we will work to establish a business foundation through the development of proprietary products as well as collaborations or alliances with other companies.

With respect to the automotive infotainment business, the CASE domains in the automotive industry are experiencing major changes that are unparalleled in other industries, such as the constant connection to the internet, autonomous driving, automobile sharing services and a shift toward vehicle electrification such as with hybrid cars and electric vehicles. As represented by the entry of electronics companies into the automobile industry, collaboration between the in-car IT area, which centers on infotainment systems, and new fields, such as autonomous driving and AI, is expanding, leading to intensified competition among companies beyond the frameworks of the business area or industry. ALPS ALPINE expects that focusing management resources on CASE domains will continue to be a trend in the automobile industry as a whole, and suppliers of such products as HMIs are expected not only to develop module products, but also to propose total system solutions for the entire automotive industry. In addition, ALPS ALPINE has formed an alliance with Faital S.p.A, an Italian manufacturer of high-end speakers, in order to focus on sound quality in the passenger compartment as a comfortable space, which has become increasingly important with the realization of autonomous driving. In light of these rapidly changing market conditions for automotive infotainment equipment, developing new products that combine the strengths of the electronic components segment and this business, and to shorten the lead time for commercialization, call for urgent attention.

As ALPS ALPINE’s principal customers for the logistics business are in the electronic components industry, the trends in that industry affect this business as well. While, as described above, ALPS ALPINE believes that the electronic industry will continue to grow, it also finds that its customers increasingly seek to optimize the locations for their manufacturing and shift their businesses abroad. They also seek to streamline production and sales given price competition, causing what they seek out of logistics service providers to become increasingly demanding and diversified.

As for the outlook for the fiscal year ending March 31, 2020, ALPS ALPINE anticipates that revenue will be generally in line with that of the fiscal year ended March 31, 2019, largely due to increased revenue in the automotive infotainment segment through such factors as increased sales of Premium HMI products, offset in part by reduced revenue in the electronic components segment, driven largely by decreased sales of components such as touch panels and other smartphone components. Operating profit is expected to be mostly flat.

Principal Factors Affecting Financial Results

ALPS ALPINE’s financial condition and results of operations have been and will continue to be materially affected by a number of factors, some of which are outside of its control, including the following:

Revenue

ALPS ALPINE’s revenue substantially consists of product sales, which are a function of sales volume and sales prices. The principal factors affecting ALPS ALPINE’s sales volume and sales prices are as follows:

Sales Volume

There are various factors that influence ALPS ALPINE’s sales volume, such as demand, product development and technology, and economic conditions.

•

Demand: ALPS ALPINE’s sales volume is principally affected by the demand from end consumers for the products of ALPS ALPINE’s customers. Such demand is influenced by factors such as the seasonality of and other fluctuations in consumer consumption, the speed of technological progress, introduction of new products by ALPS ALPINE’s customers and the customers’ forecasting of the demand thereof. Such factors are taken into account when ALPS ALPINE’s customers determine their production plans and business strategies; those plans and strategies could in turn also directly affect ALPS ALPINE’s sales volume.

•

Product Development and Technology: The businesses in which ALPS ALPINE operates are characterized by rapid technological innovation, constantly changing customer needs and frequent introduction of new products and services. Thus, in order to maintain its market position and competitiveness, ALPS ALPINE needs to continue to endeavor to launch new products and to achieve technological innovation. Successful technological innovation helps ALPS ALPINE to bring high-end products into the market, which in turn helps it to achieve larger sales volumes.

•

Economic Conditions: Overseas sales comprise a significant portion of ALPS ALPINE’s operations, and thus ALPS ALPINE’s performance is highly affected, both directly and indirectly, not only in Japan but also in North America, Europe and Asia, by global market conditions. For example, recent trade friction between the United States and China, in which the United States applied a 25% tariff on Chinese goods, may affect the sales of ALPS ALPINE’s customers and thus eventually ALPS ALPINE’s revenue. Since order quantities from ALPS ALPINE’s customers are driven by many factors, including levels of disposable income of consumers, ALPS ALPINE’s revenue is similarly affected by the macroeconomic trends of global markets.

Sales Prices

Since ALPS ALPINE’s products in both the electronic components and automotive infotainment segments, its two largest segments, are generally customized for each customer, sales prices are largely negotiated on a case by case basis. Sales prices are determined primarily through consideration of component costs, as generally sales prices reflect ALPS ALPINE’s costs to manufacture and provide its products and the margins that it hopes to earn on such sales. As securing high-quality raw materials and components is critical to many other manufacturers in the businesses ALPS ALPINE operates in, raw materials and components costs, and thus sales prices of ALPS ALPINE’s products, are subject to changes in market conditions for those raw materials and components.

On the other hand, once they are negotiated, sales prices are relatively stable throughout the life cycles of the applicable customer products, which can run up to two years or up to five years, depending on the products, and are subject to annual cost improvement initiatives for certain products.

Costs and Expenses

Costs of Raw Materials and Components

A significant portion of ALPS ALPINE’s costs and expenses is raw materials and components costs. ALPS ALPINE purchases a variety of raw materials, components and other supplies, such as semiconductors, electronic devices, resins, metallic materials and substrates, from numerous suppliers, both in Japan and overseas. Raw materials and components costs are directly impacted by the volume of units produced and the prices of these raw materials and components. Production volume is determined based on the sales volume and demand from ALPS ALPINE’s customers. Also, ALPS ALPINE’s new products often utilize technologically advanced components, which typically results in higher costs. Furthermore, costs of raw materials and components are also affected by currency fluctuations to the extent that they are purchased in currencies other than the functional currency of the purchasing entity. While ALPS ALPINE seeks on an ongoing basis to manage these costs by rationalizing and streamlining its processes, such costs may significantly affect ALPS ALPINE’s costs and expenses.

Research and Development Expenses

ALPS ALPINE conducts ongoing investment in research and development activities to differentiate itself from other companies, and thereby establish a competitive advantage. A substantial portion of ALPS ALPINE’s research and development activities is conducted internally in nine of its own R&D and design facilities around the world including in Japan, South Korea, China, the United States and Germany. ALPS ALPINE carries out a broad range of research and development activities, primarily in such areas as the following:

•

for the electronic components segment, research and development activities are carried out in areas in the automotive, mobile and EHII markets where ALPS ALPINE has distinctive technologies and products, in response to demands for newer and more advanced consumer products, as exemplified by various sensors, TACT SwitchesTM and HAPTICTM Reactors; and

•

for the automotive infotainment segment, research and development activities are carried out in areas where ALPS ALPINE aims to expand its innovative value amid the changing trends of automotive technologies as illustrated by CASE, while also conducting on-going joint projects with other companies.

Such expenses could significantly affect the results of operations. For more information, see “—Research and Development, Patents and Licenses” described below.

Depreciation

The useful lives of property, plant and equipment are determined based on the period in which the asset’s future economic benefits are expected to be consumed. In particular, production equipment related to products with shorter life cycles would have greater amounts of depreciation expense in each reporting period. Due to the increase of products with shorter life cycles, as well as the higher level of capital investments required for such products, the significance of depreciation expense has become greater. As a result, depreciation is a significant component of ALPS ALPINE’s costs and expenses.

Exchange Rate Fluctuations

Since a significant portion of ALPS ALPINE’s operations is performed in countries outside of Japan, ALPS ALPINE is exposed to fluctuations in foreign currency exchange rates. The most widely used currencies apart from the Japanese yen are the U.S. dollar, the euro and the Chinese renminbi. Any depreciation of the Japanese yen against foreign currencies generally has a positive impact on ALPS ALPINE’s financial condition and results of operations, since foreign currency denominated sales are only partially offset by costs denominated in the respective currencies. To minimize foreign currency exchange risk arising from operating activities including forecasted foreign currency sales, ALPS ALPINE makes use of derivatives such as currency forwards or currency options. However, the entire effect of foreign currency fluctuations may not be mitigated, as actual fluctuations may differ materially from those originally anticipated.

Furthermore, the financial condition and results of operations of each subsidiary with different functional currencies are translated into Japanese yen for the purpose of preparing the consolidated financial statements, which results in currency translation risk. For the fiscal year ended March 31, 2018, the impact from currency translation was generally favorable due to depreciation of the Japanese yen against the U.S. dollar, the euro and the Chinese renminbi until the beginning of 2019. For the fiscal year ended March 31, 2019, the impact from currency translation was generally unfavorable due to appreciation of the Japanese yen against the euro and the Chinese renminbi, while the unfavorable effect was partly offset by the slight depreciation of the Japanese yen against the U.S. dollar.

The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar, the euro and the Chinese renminbi exchange rates, in each case converting applicable foreign currency into Japanese yen. The U.S. dollar information is based on the noon buying rates in the City of New York as announced for customs purposes by the Federal Reserve Bank of New York, and the euro and the Chinese renminbi information is based on cross-rates taken from Bloomberg, expressed in Japanese yen per the U.S. dollar, euro or Chinese renminbi, as the case may be.

	High	Low	Average (of month-end rates)	Period-end
U.S. dollar
Fiscal year ended March 31,
2017	118.32	100.07	108.31	111.41
2018	114.25	104.83	110.70	106.20
2019	114.19	105.99	111.01	110.68
Euro
Fiscal year ended March 31,
2017	127.31	111.13	118.78	119.07
2018	137.35	115.34	129.71	130.92
2019	133.11	123.14	128.12	124.30
Chinese renminbi
Fiscal year ended March 31,
2017	17.250	15.033	16.063	16.184
2018	17.480	15.777	16.809	16.892
2019	17.389	15.720	16.488	16.503

For further information on sensitivity analysis for currency exchange rates, refer to Note 29 “Financial instruments” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Operations Review

Results of Operations

The following table summarizes ALPS ALPINE’s consolidated statements of profit or loss for the years presented:

	Fiscal year ended March 31,
	2017	2018	2019
	(Millions of yen)
Revenue	751,563	857,532	850,475
Cost of goods sold	(600,073)	(669,514)	(689,094)

Gross profit	151,490	188,018	161,381

Selling, general and administrative expenses	(108,038)	(118,651)	(116,257)

Operating profit	41,743	68,659	41,626

Profit for the year before income taxes	41,485	65,570	39,560

Income tax expenses	(9,918)	(20,217)	(7,351)

Net profit for the year	31,567	45,353	32,209

Net profit attributable to owners of ALPS ALPINE	27,458	38,352	24,383

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Revenue

Revenue for the fiscal year ended March 31, 2018 was 857,532 million yen, an increase of 105,969 million yen, or 14.1%, from the previous fiscal year. The increase was mainly attributable to the growth in overseas markets based on stable performance of corporates, increases in personal consumption and stability of employment in the United States, Europe and China. Revenue increased across the business, but especially in the electronic components segment. Moreover, driven by depreciation of the Japanese yen against the U.S. dollar, the euro and other currencies, foreign currency translation had a more favorable impact on revenue for the fiscal year ended March 31, 2018. ALPS ALPINE estimates the impact on revenue from exchange rate fluctuations to be 5,200 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations” above. For geographic information of revenue from external customers, refer to Note 4 “Segment information” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Cost of Goods Sold

Cost of goods sold for the fiscal year ended March 31, 2018 was 669,514 million yen, an increase of 69,441 million yen, or 11.6%, from the previous fiscal year, mainly in line with the increase in sales volume and the exchange rate fluctuation impact, partially offset by ALPS ALPINE’s cost reduction efforts such as implementing production efficiency enhancements.

Gross Profit

Gross profit for the fiscal year ended March 31, 2018 was 188,018 million yen, an increase of 36,528 million yen, or 24.1%, from the previous fiscal year. The gross profit ratio, defined as the ratio of gross profit to revenue, for the fiscal year ended March 31, 2018 was 21.9%, an increase of 1.8% compared to the previous fiscal year. The increase is mainly due to product mix improvement as a result of incremental sales of highly profitable components products such as camera actuators and HAPTICTM devices in the electronic components segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2018 were 118,651 million yen, an increase of 10,613 million yen, or 9.8%, from the previous fiscal year. While expenses such as research costs and support, maintenance and other service fees increased in tandem with revenue growth, other costs and expenses consisting mostly of fixed costs such as compensation and employee benefit, advertisement and promotion expenses, remained relatively stable. Depreciation and amortization expenses also increased due to recent significant capital expenditures. The proportion of selling, general and administrative expenses to revenue declined slightly from 14.4% to 13.8% during the fiscal years ended March 31, 2017 and 2018, principally due to strong revenue growth.

Operating Profit

Operating profit for the fiscal year ended March 31, 2018 was 68,659 million yen, an increase of 26,916 million yen, or 64.5%, from the previous fiscal year. This was mainly due to an increase in profit attributable to growth in sales revenue, resulting from increases in sales volume across the business, as well as the favorable impact of currency rate fluctuations. In addition, improvements in product mix, especially in smartphone products, contributed to an increase in operating profit, as well as did selling, general and administrative expenses growing by a smaller proportion relative to gross profit.

Profit for the Year before Income Taxes

Profit for the year before income taxes for the fiscal year ended March 31, 2018 was 65,570 million yen, an increase of 24,085 million yen, or 58.1%, from the previous fiscal year, due to the operating results as described above, partially offset by effects from financial income and costs, net, including the impact of foreign currency exchange rate fluctuations.

Income Tax Expenses

Income tax expenses for the fiscal year ended March 31, 2018 amounted to 20,217 million yen, an increase of 10,299 million yen, or 103.8%, from the previous fiscal year, resulting primarily from the increase in earnings as compared to the previous fiscal year.

Meanwhile, the increase in income tax expenses was not in proportion to the increase in profit for the year before income taxes. This was primarily because of changes in tax laws in foreign jurisdictions in the previous fiscal year, which lowered ALPS ALPINE’s effective tax rate for the previous fiscal year. The effective tax rate for the fiscal year ended March 31, 2018 was 30.8%, compared to 23.9% for the previous fiscal year.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Revenue

Revenue for the fiscal year ended March 31, 2019 was 850,475 million yen, a decrease of 7,057 million yen, or 0.8%, from the previous fiscal year. During the fiscal year ended March 31, 2019, consumer spending improved in the U.S. and the economy in Japan remained solid. On the other hand, in Europe, the economy slowed down. In China, trade frictions had a significant impact and economic growth was stagnant. However, primarily attributable to sales of new automotive infotainment products to automakers in the China market, sales in China increased by 24.2% from the previous year. Nevertheless, the strong sales in China were insufficient to offset the decrease in revenue resulting from decreased global demand for smartphone related products in the electronic components segment. Moreover, driven by appreciation of the Japanese yen against the euro, the Chinese renminbi and other currencies, foreign currency translation had a more unfavorable impact on revenue for the fiscal year ended March 31, 2019 than in the previous fiscal year. ALPS ALPINE estimates the impact on revenue from exchange rate fluctuations to be 4,800 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations” above. For geographic information of revenue from external customers, refer to Note 4 “Segment information” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Cost of Goods Sold

Cost of goods sold for the fiscal year ended March 31, 2019 was 689,094 million yen, an increase of 19,580 million yen, or 2.9%, from the previous fiscal year. Despite the decrease in revenue, cost of goods sold increased due to a less favorable product mix and increased depreciation expenses.

Gross Profit

Gross profit for the fiscal year ended March 31, 2019 was 161,381 million yen, a decrease of 26,637 million yen, or 14.2%, from the previous fiscal year. The gross profit ratio, defined as the ratio of gross profit to revenue, for the fiscal year ended March 31, 2019 was 19.0%, a decrease of 2.9% compared to the previous fiscal year. The decrease was mainly due to a less favorable product mix as a result of a significant decrease in sales of highly profitable components products such as camera actuators and HAPTICTM devices in the electronic components segment, as well as increased depreciation expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2019 were 116,257 million yen, a decrease of 2,394 million yen, or 2.0%, from the previous fiscal year. While expenses such as shipping and handling costs decreased in tandem with the revenue decrease, compensation and employee benefits expenses decreased because of the reduced number of employees and lower bonuses paid to employees. These were partially offset by the increase in warranty provision expenses due to the increase in sales of certain infotainment products with higher warranty costs. Depreciation and amortization expenses also increased due to recent significant capital expenditures. The proportion of selling, general and administrative expenses to revenue declined slightly from 13.8% to 13.7% during the fiscal years ended March 31, 2018 and 2019, principally due to the decline in selling, general and administrative expenses outpacing the decline in revenue.

Operating Profit

Operating profit for the fiscal year ended March 31, 2019 was 41,626 million yen, a decrease of 27,033 million yen, or 39.4%, from the previous fiscal year. This was mainly due to a decrease in profit attributable to a decrease in sales revenue, resulting from the decrease in sales volume of mainly smartphone related products in the electronic components segment, a less favorable product mix and increased depreciation and amortization expenses, partly offset by the increase in sales volume in the automotive infotainment segment and a decrease in selling, general and administrative expenses.

Profit for the Year before Income Taxes

Profit for the year before income taxes for the fiscal year ended March 31, 2019 was 39,560 million yen, a decrease of 26,010 million yen, or 39.7%, from the previous fiscal year, due to the operating results as described above and unfavorable effects from financial income and costs, net, including the impact of foreign currency exchange rate fluctuations.

Income Tax Expenses

Income tax expenses for the fiscal year ended March 31, 2019 amounted to 7,351 million yen, a decrease of 12,866 million yen, or 63.6%, from the previous fiscal year, resulting primarily from the decrease in earnings as compared to the previous fiscal year.

Meanwhile, the decrease in income tax expenses was not in proportion to the decrease in profit for the year before income taxes. The effective tax rate for the fiscal year ended March 31, 2019 was 18.6%, compared to 30.8% for the previous fiscal year. This decrease was mainly because of the recognition of previously unrecognized deferred tax assets relating to deductible temporary differences of Alpine when Alpine became a member of the consolidated tax return group of ALPS ALPINE upon the completion of the share exchange. For more information, see “—Critical Accounting Policies and Estimates—Recoverability of Deferred Tax Assets” described below.

Segment Information

ALPS ALPINE has identified three principal operating segments as below, which are also determined to be its reportable segments based on the products and services they offer. The chief operating decision maker utilizes financial information for these segments in making resource allocation decisions and assessing performance. Financial information by which ALPS ALPINE evaluates the performance of its operating segments is determined in accordance with Japanese GAAP.

Reportable segments	Operations
Electronic components	Development, manufacturing and marketing of a variety of electronic components, including sensors, TACT SwitchesTM, switches, encoders and potentiometers mainly for the audio and electronics sector.

Automotive infotainment	Development, manufacturing and marketing of audio, information and communication products, including head units, audio visual, road navigation systems and audio speakers mainly for the automotive sector.

Logistics	Provision of transportation, storage and forwarding services.

The following table summarizes ALPS ALPINE’s segment results, which are based on Japanese GAAP, for the fiscal years ended March 31, 2017, 2018, and 2019:

For the Fiscal Year Ended March 31, 2017

	Reportable segments
	Electronic components	Automotive infotainment	Logistics	Other*1	Adjustments	IFRS adjustments*4	Consolidated under IFRS
	(Millions of yen)
Revenue
External	437,677	242,307	61,151	12,128	—	(1,700)	751,563
Inter-segment	10,019	5,445	38,099	13,254	(66,817)	—	—

Total	447,696	247,752	99,250	25,382	(66,817)	(1,700)	751,563
Segment profit*2*3	32,803	5,624	5,084	885	(22)	(2,631)	41,743

For the Fiscal Year Ended March 31, 2018

	Reportable segments
	Electronic components	Automotive infotainment	Logistics	Other*1	Adjustments	IFRS adjustments*5	Consolidated under IFRS
	(Millions of yen)
Revenue
External	514,032	267,639	64,666	11,981	—	(786)	857,532
Inter-segment	13,861	7,643	40,306	14,175	(75,985)	—	—

Total	527,893	275,282	104,972	26,156	(75,985)	(786)	857,532
Segment profit*2,*3	52,930	13,735	4,933	1,701	(1,392)	(3,248)	68,659

For the Fiscal Year Ended March 31, 2019

	Reportable segments
	Electronic components	Automotive infotainment	Logistics	Other*1	Adjustments	IFRS adjustments*6	Consolidated under IFRS
	(Millions of yen)
Revenue
External	468,606	303,594	66,888	12,245		(858)	850,475
Inter-segment	15,664	7,577	38,030	14,994	(76,265)	—	—

Total	484,270	311,171	104,918	27,239	(76,265)	(858)	850,475
Segment profit*2,*3	29,607	13,922	4,722	1,430	(40)	(8,015)	41,626

*1	“Other” includes business segments not included in the reportable segments, and includes the development of information systems, office services, financing and leasing businesses.
*2	“Segment profit” corresponds to operating profit in the consolidated statements of profit or loss.
*3	Adjustments for segment profits are mainly on selling, general and administrative expenses and corporate expenses that do not belong to any reportable segment.
*4	IFRS adjustments for the fiscal year ended March 31, 2017 consist of the following:
1.	IFRS adjustments for revenue mainly include a decrease of 2,121 million yen resulting from a change in presentation of certain product sales from gross basis to net basis.
2.

IFRS adjustments for segment profit mainly include a decrease of 2,284 million yen resulting from a reclassification of non-operating income and expenses under Japanese GAAP to other operating income and expenses under IFRS.

*5	IFRS adjustments as of and for the fiscal year ended March 31, 2018 consist of the following:
1.	IFRS adjustments for revenue mainly include a decrease of 1,167 million yen resulting from a change in presentation of certain product sales from gross basis to net basis.
2.

IFRS adjustments for segment profit mainly include a decrease of 2,057 million yen resulting from reclassification of non-operating income and expenses under Japanese GAAP to other operating income and expenses under IFRS.

*6	IFRS adjustments as of and for the fiscal year ended March 31, 2019 consist of the following:
1.	IFRS adjustments for revenue mainly include a decrease of 1,052 million yen resulting from a subsidiary under Japanese GAAP determined to be a joint venture under IFRS.
2.

IFRS adjustments for segment profit mainly include a decrease of 5,854 million yen resulting from reclassification of non-operating income and expenses under Japanese GAAP to other operating income and expenses under IFRS.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Electronic Components

External revenue from the electronic components segment for the fiscal year ended March 31, 2018 was 514,032 million yen, an increase of 76,355 million yen, or 17.4%, from the previous fiscal year. The increase was due to continued growth in demand in both the automobile market and consumer market, which led to an increase in sales volume, as well as favorable impact of currency rate fluctuations. ALPS ALPINE estimates the impact on external revenue from the electric components segment from exchange rate fluctuations to be 3,700 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations.”

In the automotive market, demands in sensors, modules and high-frequency communication units remained solid throughout the year due to accelerating needs for automotive electrification, including the development of autonomous driving. In the consumer market, revenue grew due to strong sales of smartphone products such as camera actuators, along with continued increase in earnings from gaming devices and increased success in marketing efforts targeting the EHII markets.

Segment profit from the electronic components segment for the fiscal year ended March 31, 2018 was 52,930 million yen, an increase of 20,127 million yen, or 61.4%, from the previous fiscal year. The increase was due to significant sales volume growth and improvements in product mix, resulting from increased sales of more profitable component products such as smartphone products and HAPTICTM devices in the consumer market, while operating profit from the automobile market remained stable despite an increase in sales of in-car devices. Selling, general and administrative expenses also increased in the electronic components segment, mainly in research and development expenses, labor costs and distribution costs, but at a lower rate relative to revenue growth.

Automotive Infotainment

External revenue from the automotive infotainment segment for the fiscal year ended March 31, 2018 was 267,639 million yen, an increase of 25,332 million yen, or 10.5%, from the previous fiscal year. This increase was primarily attributable to sales volume growth in exclusive Alpine-branded products for automobiles in domestic markets and in genuine products for audio equipment and navigation systems for European automakers in the China markets, along with favorable exchange rate effects due to the depreciation of the Japanese yen. ALPS ALPINE estimates the impact on external revenue from the automotive infotainment segment from exchange rate fluctuations to be 1,500 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations.”

Segment profit from the automotive infotainment segment for the fiscal year ended March 31, 2018 was 13,735 million yen, an increase of 8,111 million yen, or 144.2%, from the previous fiscal year, due to the improvement in product mix with an increase in the sales volume of higher margin products such as navigation systems, as well as a decrease in research and development expenses in total and as a percentage of sales, resulting from streamlining of product development processes.

Logistics

External revenue from the logistics segment for the fiscal year ended March 31, 2018 was 64,666 million yen, an increase of 3,515 million yen, or 5.7%, from the previous fiscal year. This was primarily due to larger production volumes in ALPS ALPINE’s automobile and smartphone businesses, which led to improvement in performance of the business overall, including transportation and storage around the world, partially offset by the deceleration of demand for smartphones during the three months ended March 31, 2018.

Segment profit from the logistics segment for the fiscal year ended March 31, 2018 was 4,933 million yen, a decrease of 151 million yen, or 3.0%, from the previous fiscal year. The decrease is mainly due to expenses exceeding the amount of increase in revenue as a result of the rise in freight costs, especially in China, and costs incurred on facility expansion, as well as activities to develop new markets both inside and outside of Japan.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Electronic Components

External revenue from the electronic components segment for the fiscal year ended March 31, 2019 was 468,606 million yen, a decrease of 45,426 million yen, or 8.8%, from the previous fiscal year. The decrease was mainly due to the decrease in demand in the consumer market, which led to a decrease in sales volume, as well as unfavorable impact of currency rate fluctuations. ALPS ALPINE estimates the impact on external revenue from the electric components segment from exchange rate fluctuations to be 3,400 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations.”

In the automotive market, demand for module products such as electric shifters and door modules, as well as frequency communication products such as Bluetooth®, W-LAN and LTE remained solid throughout the year because automakers are actively moving forward with next generation CASE and were thus spurred to invest in CASE development activities. In the consumer market, the sales of certain component products, including switches and camera actuators, were weak due to reduced demand in the smartphone market.

Segment profit from the electronic components segment for the fiscal year ended March 31, 2019 was 29,607 million yen, a decrease of 23,323 million yen, or 44.1%, from the previous fiscal year. The decrease was due to a significant decrease in sales volume and a less favorable product mix, resulting from decreased sales of more profitable component products such as smartphone products and HAPTICTM devices in the consumer market, as well as increased depreciation and amortization expenses. Meanwhile, operating profit from the automobile market remained stable despite a decrease in sales of in-car devices. Selling, general and administrative expenses decreased in the electronic components segment, mainly in labor costs and distribution costs, at a rate similar to the decrease in revenue.

Automotive Infotainment

External revenue from the automotive infotainment segment for the fiscal year ended March 31, 2019 was 303,594 million yen, an increase of 35,955 million yen, or 13.4%, from the previous fiscal year. This increase was primarily attributable to sales volume growth in navigation systems and display products for European automakers in the China market due to new product releases, partially offset by the unfavorable exchange rate effects from the appreciation of the Japanese yen. ALPS ALPINE estimates the impact on external revenue from the automotive infotainment segment from exchange rate fluctuations to be 1,400 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations.”

Segment profit from the automotive infotainment segment for the fiscal year ended March 31, 2019 was 13,922 million yen, an increase of 187 million yen, or 1.4%, from the previous fiscal year. The increase in segment profit was not in line with the increase in sales mainly due to a significant increase in software-related expenses for new infotainment products, as well as an increase in warranty provision expenses.

Logistics

External revenue from the logistics segment for the fiscal year ended March 31, 2019 was 66,888 million yen, an increase of 2,222 million yen, or 3.4%, from the previous fiscal year. This was primarily due to larger production volumes in ALPS ALPINE’s automotive infotainment segment and the expansion of bases of operations for the segment, which led to improvement in performance of the business overall, including transportation and storage around the world. Such factors were partially offset by the reduction of demand for smartphones during the second half of the fiscal year ended March 31, 2019.

Segment profit from the logistics segment for the fiscal year ended March 31, 2019 was 4,722 million yen, a decrease of 211 million yen, or 4.3%, from the previous fiscal year. This was because the increase in expenses exceeded the amount of increase in revenue as a result of the rise in freight costs and increased warehouse lease costs, as well as activities to develop new markets both inside and outside of Japan.

Financial Position Review

March 31, 2019 Compared to March 31, 2018

ALPS ALPINE’s total assets as of March 31, 2019 were 711,328 million yen, an increase of 10,141 million yen, or 1.4%, compared to March 31, 2018, principally due to increases in other current and non-current financial assets, and intangible assets of 5,138 million yen and 4,305 million yen, respectively. The increase in other current and non-current financial assets was mainly attributable to an increase in time deposits and the acquisition of equity securities.

Total liabilities as of March 31, 2019 were 300,262 million yen, an increase of 24,872 million yen, or 9.0%, compared to March 31, 2018. The increase was mainly attributable to an increase in short-term and long-term borrowings of 1,441 million yen and 36,919 million yen, respectively, partially offset by a decrease in trade and other payables of 8,980 million yen. The decrease in trade and other payables was primarily due to decreases in purchases of equipment. The increase in short-term and long-term borrowings was mainly due to a syndicated loan entered into to fund ALPS ALPINE’s share buyback, as further described in “Borrowings” below.

Total equity attributable to owners of ALPS ALPINE increased by 82,146 million yen, or 27.3%, to 382,680 million yen in the fiscal year ended March 31, 2019, primarily due to an increase in capital surplus of 79,485 million yen related to the share exchange and the net profit generated for the year of 24,383 million yen. The increase was partially offset by the distribution of dividends and the increase in treasury shares of 14,787 million yen following ALPS ALPINE’s share buyback. For further information on equity, refer to Note 19 “Equity” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

5.B	LIQUIDITY AND CAPITAL RESOURCES

Overview of Liquidity

In order to purchase components and raw materials for production, to maintain inventory of finished products, as well as to execute capital expenditures, ALPS ALPINE is required to secure sufficient levels of liquidity and capital resources. ALPS ALPINE’s policy is to facilitate and support its business activities by maintaining sufficient capital resources, liquidity and a sound balance sheet. Historically, ALPS ALPINE’s primary sources of capital have been cash and cash equivalents, cash flows from operations and bank loans, as necessary. ALPS ALPINE uses debt financing to lower its overall cost of capital and increase its return on equity. In order to secure working capital, ALPS ALPINE maintains commitment line agreements with seven financial institutions for short-term financing of up to 40,000 million yen as of March 31, 2019, which are available on a long-term basis. There are no material seasonal variations in ALPS ALPINE’s borrowing requirements, and ALPS ALPINE regularly assesses the optimal composition of its short-term and long-term debt, which are determined by the necessity and market conditions. Also, ALPS ALPINE operates a cash pooling system together with its subsidiaries to facilitate effective capital financing, as described below. Capital expenditures for such matters as facility construction have been undertaken in recent fiscal years, as described in “Capital Expenditures” below, and a portion of ALPS ALPINE’s own capital is expected to be utilized to finance such capital expenditures. ALPS ALPINE’s management believes that cash on hand, funds generated internally from operations, and short-term and long-term financing are sufficient to support its cash requirements, including working capital requirements, capital expenditures and debt servicing.

As of March 31, 2019, ALPS ALPINE has total cash and cash equivalents of 118,974 million yen on a consolidated basis, of which 89,708 million yen is at its subsidiaries (of which 41,350 million yen is at Alpine on a consolidated basis), including consolidated subsidiaries that are not wholly owned by ALPS ALPINE. These funds are generally available to be utilized by ALPS ALPINE CO., LTD. and its subsidiaries under a group cash pooling system.

On September 27, 2018, Alpine’s board of directors resolved to submit to an extraordinary general meeting of shareholders a proposal for the approval of special dividends of 100 yen per share of Alpine common stock on the condition that the Share Exchange Agreement was approved by Alpine shareholders at an extraordinary meeting of shareholders. The Share Exchange Agreement was approved on December 5, 2018, and the proposal of special dividends was resolved on the same date. The aggregate amount of such dividends was 6,895 million yen including those paid to ALPS ALPINE and certain of its subsidiaries, and ALPS ALPINE’s cash and cash equivalents were reduced by 4,067 million, the amount that was paid to Alpine shareholders other than ALPS ALPINE CO., LTD. and certain of its subsidiaries. The special dividends were paid on December 27, 2018.

With the aim of improving capital efficiency and responding to the dilution that may occur due to the share exchange, on January 29, 2019, ALPS ALPINE’s board of directors resolved to implement a share buyback program for a repurchase of a maximum of 20 million shares of ALPS ALPINE common stock. The maximum aggregate purchase price for purchases under the program was set at 28,400 million yen, representing approximately 40,000 million yen less the 11,570 million yen that Alpine was expected to pay, in accordance with Article 786, paragraph 5 of the Companies Act to, its former shareholders who had requested Alpine to purchase their shares in connection with the share exchange. In early February 2019, 11,570 million yen was paid to such former Alpine shareholders. By May 16, 2019, ALPS ALPINE completed the share buybacks under the program for a total of 12,684,800 shares of ALPS ALPINE common stock with an aggregated purchase price of 28,400 million yen. ALPS ALPINE entered into a syndicated loan to fund the share buyback program, as described in “—Borrowings” below.

Capital Management

Amid market innovation brought about by the fourth industrial revolution, ALPS ALPINE decided to conduct the business integration between Alps and Alpine. ALPS ALPINE aims to keep contributing to people’s lives in the areas of electronics and communications by focusing on the electronic components business and the automotive infotainment business and to significantly transform itself into a sustainable value-creating corporate group with net sales of one trillion yen on a Japanese GAAP basis. To meet this objective, ALPS ALPINE believes that it is important to first secure a sound financial base, and then to pursue the maximization and sustainable increase of its corporate value, which are to be achieved through the dual pillars of investment in sustainable growth and capital efficiency improvements.

ALPS ALPINE reviews the appropriate capital level against medium- to long-term growth strategies in a timely manner, taking into account the following points:

a)	Maintain a financial position that can withstand rapid changes in the business environment and any unforeseen economic crisis in the future;

b)	Maintain a rating necessary to engage in business worldwide; and

c)	Secure capital necessary to sustain medium- to long-term growth.

The measures ALPS ALPINE focuses on for capital management purposes are the equity ratio and the level of interest-bearing debt. The following table provides details of such measures as of March 31, 2018 and 2019:

	As of March 31,
	2018	2019
	(Millions of yen)
Total equity	425,797	411,066
Total assets	701,187	711,328

Equity ratio	0.61	0.58

Borrowings	70,270	108,630
Finance lease obligations	2,536	3,055

Interest-bearing debt	72,806	111,685

Total equity decreased mainly due to the 99,442 million yen decrease in non-controlling interests and the 14,787 million yen increase in treasury shares. The decrease in non-controlling interest was largely attributable to the share exchange that made Alpine a wholly owned subsidiary of ALPS ALPINE, while the increase in treasury shares was due to the share buyback described in “—Overview of Liquidity.” These were partially offset by the capital surplus increasing by 79,485 million yen due to the share exchange. As a result of the above plus the increase in total assets, the equity ratio decreased.

To enable the share buyback, ALPS ALPINE entered into a 40,000 million yen syndicated loan, leading to the significant increase in interest-bearing debt.

These measures are reported to and monitored by management regularly. ALPS ALPINE is not subject to any significant capital requirements, other than general rules such as those specified in the Companies Act.

Borrowings

ALPS ALPINE’s borrowings as of March 31, 2019 consist of the following:

	As of March 31, 2019	Interest rate*	Maturity
	(Millions of yen)
Current
Short-term borrowings	28,871	0.04%–3.85%
Current portion of long-term borrowings	9,375	0.45%–3.28%

Subtotal	38,246

Non-current
Long-term borrowings	70,384	0.26%–3.64%	April 2020–February 2024

Total borrowings	108,630

* 27,000 million yen of short-term borrowings have variable interest rates based on TIBOR plus a spread that on average is 0.24%, and the remainder have fixed interest rates.

Long-term borrowings include a syndicated loan executed on February 4, 2019. The syndicated loan was borrowed to finance the share buyback described in “—Overview of Liquidity.” Details of the syndicated loan are as follows:

Loan	Tranche A	Tranche B	Tranche C
Loan amounts	20,000 million yen	10,000 million yen	10,000 million yen
Loan terms	5 years	4 years	5 years
Interest rates	Fixed rate	Fixed rate	Market rate and credit spread

The interest rate on short-term borrowings represents the weighted average interest rate on the balance as of March 31, 2019. Maturity of long-term borrowings represents the maturity of the outstanding balance as of March 31, 2019. ALPS ALPINE’s borrowings are mostly in Japanese yen, and to a lesser extent in Chinese renminbi, euro and U.S. dollars. In addition to the above borrowings, ALPS ALPINE has short-term and long-term finance lease obligations amounting to 544 million yen and 2,511 million yen, respectively.

Some of ALPS ALPINE’s borrowings are floating rate borrowings, which bear variable interest and expose ALPS ALPINE to interest rate risk. To mitigate this risk, ALPS ALPINE may, as necessary, enter into interest rate swap contracts for those floating-rate borrowings in order to fix the interest expense.

Certain of ALPS ALPINE’s borrowings are subject to debt covenants. As of March 31, 2019, the outstanding principal of borrowings subject to debt covenants was 57,000 million yen, repayable at maturity, all of which were due after more than one year.

Of the above, 17,000 million yen in borrowings were subject to the following key debt covenants:

•

Consolidated shareholders’ equity under Japanese GAAP at the end of a fiscal year is no less than 128,006 million yen (such amount being 75% of 170,675 million yen, which was the amount of consolidated shareholders’ equity under Japanese GAAP as of March 31, 2015);

•	ALPS ALPINE’s corporate rating of BBB- or better by the rating agency Rating and Investment Information, Inc. (its current credit rating is A-); and

•	No consolidated operating loss, and no operating loss in the electronic components segment, as determined under Japanese GAAP, for more than two consecutive fiscal years.

The remaining 40,000 million yen in borrowings were subject to the following key debt covenants:

•

Consolidated shareholders’ equity under Japanese GAAP as of March 31, 2019 is no less than 228,816 million yen (such amount being 75% of 305,088 million yen, which was the amount of consolidated shareholders’ equity under Japanese GAAP as of March 31, 2018);

•

Consolidated shareholders’ equity under Japanese GAAP as of March 31, 2020, and later fiscal year ends, is no less than 75% of the amount of consolidated shareholders’ equity under Japanese GAAP as of June 30, 2019; and

•	No consolidated operating loss, as determined under Japanese GAAP, for more than two consecutive fiscal years.

Violation of any of the above debt covenants triggers an immediate early repayment of all outstanding principal and interest, unless ALPS ALPINE resolves the breach within a remediation period of ten working days. Based on ALPS ALPINE’s current and projected business performance, ALPS ALPINE believes that the probability of breaching any of these debt covenants is low.

As of March 31, 2019, ALPS ALPINE was not in violation of any of these covenants and does not expect to be in violation in the near future.

ALPS ALPINE’s funding and treasury policy is generally flexible and raises necessary funds through borrowings depending on working capital needs, market conditions and terms and conditions made available to ALPS ALPINE.

Cash Flows

The following table shows ALPS ALPINE’s cash flow data for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal year ended March 31,
	2017	2018	2019
	(Millions of yen)
Cash and cash equivalents at the beginning of the year	116,775	118,258	120,010
Net cash provided by operating activities	41,599	71,045	73,301
Net cash used in investing activities	(39,067)	(68,505)	(65,920)
Net cash provided by (used in) financing activities	955	(2,878)	(7,902)
Effect of exchange rates changes on cash and cash equivalents	(2,004)	2,090	(515)

Net increase (decrease) in cash and cash equivalents	1,483	1,752	(1,036)

Cash and cash equivalents at the end of the year	118,258	120,010	118,974

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

For the fiscal years ended March 31, 2017 and 2018, ALPS ALPINE had a net cash inflow of 1,483 million yen and 1,752 million yen, respectively. During the fiscal year ended March 31, 2018, ALPS ALPINE’s primary sources of cash included (1) 71,045 million yen from operating activities and (2) 10,698 million yen in proceeds from long-term borrowings. ALPS ALPINE’s primary uses of cash included (1) payments of 61,232 million yen for the purchase of property, plant and equipment; (2) payments of 7,809 million yen for the acquisition of intangibles; and (3) dividends of 6,269 million yen. As a result of the cash flows outlined above, cash and cash equivalents totaled 120,010 million yen as of March 31, 2018, compared with 118,258 million yen as of March 31, 2017.

Operating Activities

Net cash flows from operating activities for the fiscal year ended March 31, 2018 totaled 71,045 million yen, compared with 41,599 million yen in the previous fiscal year, mainly due to an increase in cash receipts from the customers, partially offset by cash payments to acquire materials for manufacturing. For the fiscal years ended March 31, 2017 and 2018, cash receipts from customers were 723,139 million yen and 847,481 million yen and cash payments to acquire materials for manufacturing were 598,111 million yen and 675,398 million yen, respectively.

Investing Activities

Net cash flows used in investing activities for the fiscal year ended March 31, 2018 totaled 68,505 million yen, compared with 39,067 million yen in the previous fiscal year. The increase in cash outflows was mainly driven by the 69,041 million yen outflow for acquisition of property, plant and equipment and intangible assets, a 19,975 million yen increase compared to the previous fiscal year, as well as cash inflows of 12,514 million yen for the fiscal year ended March 31, 2017, on proceeds from sales of other financial assets, mainly investment securities.

Financing Activities

Net cash flows used in financing activities for the fiscal year ended March 31, 2018 totaled 2,878 million yen, compared with net cash inflows of 955 million yen in the previous fiscal year. The change from inflows to outflows derives from the change in short-term borrowings with net repayment of short-term borrowings of 2,704 million yen for the fiscal year ended March 31, 2018 compared to the net proceeds of 14,406 million yen for the previous fiscal year, partially offset by the change in long-term borrowings with net proceeds of 8,823 million yen for the fiscal year ended March 31, 2018 compared to the net repayment for the previous fiscal year of 4,354 million yen.

For changes in liabilities from financing activities for the fiscal years ended March 31, 2017 and 2018, refer to Note 35 “Cash flow information—Financing activities” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

For the fiscal years ended March 31, 2018 and 2019, ALPS ALPINE had a net cash inflow of 1,752 million yen and outflow of 1,036 million yen, respectively. During the fiscal year ended March 31, 2019, ALPS ALPINE’s primary sources of cash included: (1) 73,301 million yen from operating activities and (2) 46,053 million yen in proceeds from long-term borrowings. ALPS ALPINE’s primary uses of cash included: (1) payments of 51,989 million yen for the purchase of property, plant and equipment; and (2) payments of 9,202 million yen for the acquisition of intangible assets; (3) purchase of treasury shares of 17,522 million yen; (4) purchase of shares from non-controlling interest of 11,570 million yen; and (5) payment of dividends of 14,905 million yen. As a result of the cash flows outlined above, cash and cash equivalents totaled 118,974 million yen as of March 31, 2019, compared with 120,010 million yen as of March 31, 2018.

Operating Activities

Net cash flows from operating activities for the fiscal year ended March 31, 2019 totaled 73,301 million yen, compared with 71,045 million yen in the previous fiscal year, mainly due to an increase in cash receipts from customers and cash payments to acquire materials for manufacturing. For the fiscal years ended March 31, 2018 and 2019, cash receipts from customers were 847,481 million yen and 854,862 million yen, and cash payments to acquire materials for manufacturing were 675,398 million yen and 678,709 million yen, respectively.

Investing Activities

Net cash flows used in investing activities for the fiscal year ended March 31, 2019 totaled 65,920 million yen, compared with 68,505 million yen in the previous fiscal year. The decrease in cash outflows was mainly driven by: the 61,191 million yen outflow for acquisitions of property, plant and equipment and intangible assets, a 7,850 million yen decrease compared to the previous fiscal year. That decrease in cash outflows was partially offset by cash outflows of 5,046 million yen due to payments for other investments, a 4,742 million yen increase compared to the previous fiscal year.

Financing Activities

Net cash flows used in financing activities for the fiscal year ended March 31, 2019 totaled 7,902 million yen, compared with 2,878 million yen in the previous fiscal year. The outflow is mainly derived from the purchase of treasury shares of 17,522 million yen, the purchase of treasury shares of subsidiaries of 11,570 million yen and the payment of dividends, including the special dividend by Alpine that was approved by Alpine shareholders along with the share exchange, of 14,905 million yen for the fiscal year ended March 31, 2019. The outflow was partially offset by the increase in long-term borrowings with net proceeds of 42,968 million yen for the fiscal year ended March 31, 2019 compared to the net proceeds for the previous fiscal year of 8,823 million yen.

For changes in liabilities from financing activities for the fiscal years ended March 31, 2018 and 2019, refer to Note 35 “Cash flow information—Financing activities” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Dividends and Shareholder Return

Regarding dividends, ALPS ALPINE adheres to a basic policy of striking a balance among three elements: providing returns to shareholders, securing funds for research and development, capital investment to support business expansion and enhance competitiveness, and maintaining internal reserves in the light of the consolidated operating results of the electronic component segment. In line with this policy, and based on comprehensive consideration of such factors as trends in financial performance, ALPS ALPINE’s current financial condition, and shareholders’ expectations toward dividends, ALPS ALPINE paid dividends of 32 yen and 45 yen per share for the fiscal years ended March 31, 2018 and 2019, which amounted to 6,269 million yen and 8,816 million yen in total, respectively. For more information related to the dividends of ALPS ALPINE, see ALPS ALPINE’s consolidated statements of cash flows, included elsewhere in this annual report.

On September 27, 2018, ALPS ALPINE announced the adoption of a basic policy on the distribution of profits gained through business activities under the holding company structure after the share exchange. While maintaining the policy of striking a balance among the three elements as described above, ALPS ALPINE will aim to secure a sound financial base that enables it to maintain a domestic credit rating of “A” and to achieve a capital policy to maintain the target level of return on equity and return on invested capital during the term covered by the medium-term plan. In addition, based on its understanding of the business environment at the time of the business integration and the changes in the business environment following the business integration, ALPS ALPINE will strive to acquire and secure management resources to enhance its competitiveness in pursuit of sustainable growth under the holding company structure and maintain a financial position that can address any contingencies such as drastic economic crises and natural disasters. On this basis, as described above, giving consideration to the possibility that while ALPS ALPINE’s financial condition is expected to improve further from the current condition as a result of the share exchange, an increase in ALPS ALPINE common stock as a result of the share exchange may lead to a certain level of dilution, ALPS ALPINE’s board of directors resolved on January 29, 2019 to execute a share buyback, as described in “—Overview of Liquidity” above. On April 26, 2019, ALPS ALPINE’s board of directors further resolved to execute a share buyback for the repurchase, during the period from July 1, 2019 to March 31, 2020, of up to 5,500,000 shares of ALPS ALPINE common stock with a maximum aggregate purchase price for purchases under the program of 7,500 million yen. Purchases shall be conducted on the floor of the Tokyo Stock Exchange.

In addition, ALPS ALPINE has resolved, with respect to the total payout to the shareholders through dividends and share buybacks described above, while securing a balance between growth investment and improvement of capital efficiency, to (1) adopt the principle of securing a total payout ratio of 30% of ALPS ALPINE’s Japanese GAAP consolidated profit, and additionally (2) particularly for the three-year period from the fiscal year ending March 31, 2020 to the fiscal year ending March 31, 2022, have a total payout ratio of 50%.

Working Capital

In the ordinary course of the business, ALPS ALPINE is required to secure substantial funds for working capital. ALPS ALPINE’s working capital needs are primarily for various costs and expenses including procurement and manufacturing costs, employee expenses, research and development and various commission fees.

As of March 31, 2019, ALPS ALPINE’s working capital surplus, defined as the excess of current assets over current liabilities, was 205,109 million yen, compared with a working capital surplus of 194,044 million yen as of March 31, 2018. The increase in working capital surplus was primarily due to a decrease of trade and other receivables in line with the sales decline.

Capital Expenditures

ALPS ALPINE’s capital expenditures are mainly for product quality enhancement aimed at customer satisfaction and cost reduction. For the fiscal years ended March 31, 2017, 2018 and 2019, ALPS ALPINE’s capital expenditures for acquiring property, plant and equipment and intangible assets, excluding equipment on operating leases amounted to 48,886 million yen, 75,585 million yen, and 61,233 million yen, respectively. Capital expenditures by segment for the fiscal year ended March 31, 2019, consisted of the following:

Electronic Components

Capital expenditures in the electronic components segment for the fiscal year ended March 31, 2019, principally in order to support the introduction of new products and mass production, amounted to 41,224 million yen. The segment mainly invested in manufacturing facilities for component products such as camera actuators for smartphones, TACT SwitchesTM and sensors. One of the major investments for the fiscal year ended March 31, 2019, the construction of a new building at one of ALPS ALPINE’s main plants in Japan, called “Furukawa Plant No. 2,” was completed in October 2018.

Automotive Infotainment

Capital expenditures in the automotive infotainment segment for the fiscal year ended March 31, 2019, amounted to 13,842 million yen. The expenditures were made principally to streamline and modernize production facilities and to acquire molds for new products in domestic and foreign manufacturing bases, such as ALPINE ELECTRONICS MANUFACTURING OF EUROPE, LTD.

Logistics

Capital expenditures in the logistics segment for the fiscal year ended March 31, 2019, amounted to 5,579 million yen. The expenditures were mainly for the purpose of reinforcing and expanding its logistics bases for the purpose of coping with the increase in cargo volume to be handled in the future, as well as globalization and rationalization needs in the logistics industry. The primary capital investments in this segment consisted of acquiring land for the construction of an overseas warehouse and for expanding warehouse facilities in the electronic parts business, and acquiring vehicles and distribution machineries for the enhancement of service efficiency in the consumer business.

The First Mid-Term Business Plan of ALPS ALPINE was formulated and approved by its board of directors on March 27, 2019. The First Mid-Term Business Plan includes an investment plan totaling approximately 115,600 million yen over the three-year period from April 1, 2019 through March 31, 2022. The following table describes ALPS ALPINE’s current material plans to construct, expand or improve its facilities as of March 31, 2019:

Segment	Intended facility use	Investment amount (Planned)	Amount of expenditure already paid	Method of financing	Actual or estimated start date	Estimated completion date
		(Millions of yen)
Electronic components	Manufacturing for component and automobile products (Japan)	15,084	—	Own Capital	April 2019	March 2020
Electronic components	Manufacturing for component products (China)	2,646	—	Own Capital, Borrowings	April 2019	March 2020
Electronic components	Manufacturing for component products, etc. (Japan)	488	—	Own Capital	April 2019	March 2020
Electronic components	System facility (Japan)	562	—	Own Capital	April 2019	March 2020
Automotive infotainment	Manufacturing (Japan)	6,150	—	Own Capital	April 2019	March 2020
Logistics	Warehouse (Thailand)	1,826	915	Own Capital, Borrowings	August 2018	May 2019

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

ALPS ALPINE’ s research and development expenses were 34,751 million yen, 30,374 million yen, and 34,674 million yen in the fiscal years ended March 31, 2017, 2018 and 2019, of which 3,848 million yen, 920 million yen, and 2,353 million yen has been capitalized and recorded as intangible assets, respectively.

Electronic Components

For the fiscal years ended March 31, 2017, 2018, and 2019, 16,982 million yen, 19,684 million yen, 18,887 million yen were spent as research and development expenses in the electronic components segment, which accounted for 48.9%, 64.8% and 54.5%, respectively, of ALPS ALPINE’s consolidated research and development expenses for such fiscal years. Such expenses in this segment were principally focused on improving sensors, devices for CASE, cockpit and interior design, as well as driving systems in order to differentiate ALPS ALPINE products from its competitors. In an effort to secure continued, significant demand in smartphone markets, ALPS ALPINE is also investing in input devices such as switches and camera actuators that are high-performance, consume less power and are thinner. In addition, ALPS ALPINE continues to develop and supply products that contribute to technology advancement in a variety of areas, including HAPTICTM devices for the gaming markets and LiqualloyTM, ALPS ALPINE’s exclusive soft magnetic amorphous material, for the energy conservation field.

Automotive Infotainment

Research and development expenses for the automotive infotainment segment for the fiscal years ended March 31, 2017, 2018 and 2019, were 17,719 million yen, 10,657 million yen and 15,727 million yen, respectively, which accounted for 51.0%, 35.1% and 45.4%, respectively, of ALPS ALPINE’s consolidated research and development expenses for such fiscal years. In the automotive infotainment segment, research and development activities were principally focused on the fields of Premium HMIs as well as CASE.

Logistics

Research and development activities are not material in the logistics segment as they constitute less than 1% of ALPS ALPINE’s total research and development expenses.

5.D	TREND INFORMATION

For a discussion of the trends that affect ALPS ALPINE’s business and operating results, as well as its cash flows, see “—Operating Results” and “—Liquidity and Capital Resources,” respectively.

5.E	OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2019, ALPS ALPINE had no material off-balance sheet arrangements.

5.F	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of March 31, 2019, ALPS ALPINE’s contractual obligations and commitments were as follows:

	Payments due by period
	Within 1 year	1 – 5 years	Over 5 years	Total
	(Millions of yen)
Borrowings	35,817	73,000	—	108,817
Interests on borrowings*[1]	563	512	—	1,075
Finance lease obligations	662	1,766	1,367	3,795
Operating lease obligations	1,826	3,007	1,534	6,367
Purchase obligations:*[2]
—Inventory-related goods	21,345	—	—	21,345

—Property, plant and equipment and intangible assets	4,665	185	104	4,954

Total	64,878	78,470	3,005	146,353

In addition to the tabular disclosure above, ALPS ALPINE is required to make contributions to defined benefit pension plans. Significant changes in future contributions compared with those made in past years are not expected. The actual contribution made during the fiscal year ended March 31, 2019, was 2,190 million yen.

*1	When estimating the amounts of interest payments for ALPS ALPINE’s variable-rate borrowing, ALPS ALPINE utilized the rates in effect as of March 31, 2019.
*2

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transactions. ALPS ALPINE has various obligations to purchase in the ordinary course of business, mainly related to open purchase orders of inventory-related goods, property, plant and equipment and intangible assets. Most of ALPS ALPINE’s purchase obligations are based on market prices and generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts to be paid may vary significantly from the amounts presented.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Preparing financial statements and related disclosures in conformity with IFRS, require ALPS ALPINE’s management to make judgments, assumptions and estimates that it believes to be relevant at the time ALPS ALPINE prepares its consolidated financial statements. Management considers the following accounting policies and estimates to be critical because they both are important in fully understanding and evaluating ALPS ALPINE’s financial condition and results of operations, and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

These are based on historical experience and on various other assumptions, including ALPS ALPINE’s knowledge of current events and actions. Actual results may differ from these estimates and assumptions, and such differences may be material.

Significant estimates and assumptions that have significant effects on the amounts recognized in the consolidated financial statements that are included in this annual report are as follows:

Scope of Consolidation

ALPS ALPINE determines the scope of consolidation of its group companies based on the concept of control. Usually, control is achieved when ALPS ALPINE holds a majority of voting rights; in other cases, ALPS ALPINE may hold less than a majority of voting rights but still achieve control through contractual arrangements and other means.

ALPS ALPINE holds less than half of the voting rights in two of its most significant consolidated subsidiaries, Alpine until December 31, 2018 and Alps Logistics as of March 31, 2019. ALPS ALPINE therefore assessed whether it has power over Alpine and Alps Logistics through contractual and other rights, including consideration of indicators that give it the practical ability to unilaterally direct the relevant activities of Alpine and Alps Logistics, or indicators that ALPS ALPINE has more than a passive interest in Alpine and Alps Logistics. In the assessment process, ALPS ALPINE considered, among other factors, that an intragroup agreement between ALPS ALPINE and Alpine and Alps Logistics establishes management principles and gives ALPS ALPINE the right to direct the operations of Alpine and Alps Logistics. The agreement grants ALPS ALPINE rights to participate in the decision-making process over management policy, finance policy and business strategy of Alpine and Alps Logistics. Meanwhile, the shares of Alpine and Alps Logistics common stock that ALPS ALPINE does not own are relatively widely dispersed without significant concentrations. Such governance framework and other conditions provide substantive rights to ALPS ALPINE to establish operating and financing decisions, including key personnel human resource policies, which reflects control over Alpine and Alps Logistics under IFRS 10 “Consolidated Financial Statements.” Based on the above considerations, ALPS ALPINE concluded that it has de-facto control over Alpine and Alps Logistics in accordance with IFRS.

ALPS ALPINE reassesses whether or not it controls Alpine and Alps Logistics when facts and circumstances change. A different conclusion to the assessment may lead to a significantly different financial position as Alpine and Alps Logistics may not be consolidated, but accounted for under the equity method.

For further details, refer to Note 3(1)(a) “Subsidiaries” and Note 30 “Principal subsidiaries” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Revenue Recognition

ALPS ALPINE adopted the new revenue recognition standard issued by IASB, IFRS 15 “Revenue from Contracts with Customer” from the fiscal year beginning on April 1, 2018.

Before adoption of IFRS 15, ALPS ALPINE generally recognized revenue from sales of goods upon shipment or delivery, depending on when risk and rewards were transferred to customers. Revenue from rendering of services was recognized by reference to the stage of completion of the service at the end of the reporting period. Revenue was measured at the fair value of the consideration received or receivable, net of returns, trade discounts, volume rebates and consumption taxes. ALPS ALPINE has examined and concluded that the prior methods of revenue recognition and measurement were substantially in accordance with IFRS 15 and therefore no material adjustment was made to the beginning balance of the retained earnings under the modified retrospective method.

ALPS ALPINE recognizes revenue by applying the following steps:

Step 1:	Identify the contracts with a customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when or as the entity satisfies a performance obligation

ALPS ALPINE engages in the manufacturing and selling of products such as electronic components, car navigation and audio systems and other products through the electronic components segment and the automotive infotainment segment. Revenue from sales of these products is recognized upon shipment or delivery, depending on when the control over the products is considered transferred to the customer based on sales agreements.

ALPS ALPINE also renders transportation, storage, forwarding services, system development and various services to its customers through the logistics segment and other segments. ALPS ALPINE recognizes these revenues over a period of time because its customers simultaneously receive and consume the benefits provided by ALPS ALPINE.

The transaction prices that ALPS ALPINE is entitled to receive in exchange for transferring goods and services to the customer include certain forms of variable consideration, including trade discounts and volume rebates provided mainly to automotive makers. ALPS ALPINE includes estimated amounts in the transaction price only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable consideration amounts are estimated based upon historical trends and are subsequently adjusted in each period based on current information available.

Transaction consideration is mostly received within three months from the provision of goods and services and therefore does not involve a significant financing component.

For further details, refer to Note 22 “Revenue” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Recoverability of Deferred Tax Assets

ALPS ALPINE, taking into consideration when deductible temporary differences, carried forward tax losses, and credits are likely to be realized, as well as any tax planning opportunities, recognizes deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. ALPS ALPINE calculates future taxable profits based on its business plans, which are approved by management. These business plans, in turn, may change due to such factors as the following:

•

Possible increase in revenue and margins due to successful launches of new products as a result of ALPS ALPINE’s research and development activities; or, possible declines in revenue and margins due to the increasing competition and demands for ever-improving products in the industry

•	Potential changes in business strategies and production plans of ALPS ALPINE’s OEM customers

Any significant changes in the above and other factors could have a material impact on the amounts of deferred tax assets and associated income tax expenses recognized in ALPS ALPINE’s consolidated financial statements in future periods.

ALPS ALPINE CO., LTD. has elected to apply the Japanese tax consolidation filing system to it and its wholly owned Japanese subsidiaries. Alpine Electronics, Inc. became a member of the consolidated tax return group from January 1, 2019, the effective date of the share exchange when Alpine became a wholly-owned subsidiary of ALPS ALPINE. Alpine Electronics, Inc. did not recognize any deferred tax assets as of March 31, 2018, since taxable income was not recorded in recent years and recoverability of deferred tax assets were considered not probable. However, certain deferred tax assets of Alpine relating to deductible temporary differences that did not meet the recognition criteria previously, based on an assessment of recoverability as a stand-alone entity, were judged to meet the criteria for recognition from the perspective of ALPS ALPINE as a consolidated group for tax purposes. The recoverability of Alpine’s deferred tax assets were assessed in terms of whether it is probable that ALPS ALPINE has the ability to generate future taxable income sufficient to utilize the deductible temporary differences. As a result of this assessment based on management estimates, ALPS ALPINE recognized deferred tax assets of 4,680 million yen as of March 31, 2019, which had not been recognized by Alpine prior to the share exchange.

On the other hand, tax losses of Alpine incurred before January 1, 2019 can only be utilized against Alpine’s future taxable profits. Moreover, only Japanese national income tax is included in the scope of the consolidated tax return group’s tax filing. Any local taxes, including enterprise tax and inhabitants’ tax, are determined at the legal entity level.

The following summarizes deductible temporary differences, tax loss carryforwards and tax credits for which no deferred tax assets are recognized by ALPS ALPINE as of March 31, 2018 and 2019:

	As of March 31
	2018	2019
	(Millions of yen)
Deductible temporary differences	35,816	20,557
Unused tax loss carryforwards	10,485	10,323
Unused tax credits	1,716	1,458

The recoverability of deferred tax assets is reviewed at each reporting date and, upon such review, the amount of deferred tax assets recognized in ALPS ALPINE’s consolidated financial statements is adjusted to the extent that it is probable that the related tax benefit will be realized.

Key Actuarial Assumptions for Measurement of Defined Benefit Obligations

ALPS ALPINE has retirement benefit plans, including defined benefit plans that primarily cover its employees of certain group companies in Japan. The present values of defined benefit obligations are calculated based on certain actuarial assumptions; changes in significant assumptions, particularly the discount rates, could materially affect the amount of defined benefit obligations. ALPS ALPINE obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions. ALPS ALPINE refers to market yields of corporate bonds that receive a credit rating of Aa3 or above from Moody’s, or AA- or above from S&P, to determine the discount rate. The estimated discount rates ranged from 0.41% to 0.62%, from 0.38% to 0.54% and from 0.31% to 0.44% as of March 31, 2017, 2018 and 2019, respectively.

These assumptions may be affected by factors that are outside ALPS ALPINE’s control, including changes in future economic conditions as well as enactment or amendment of related laws. Such factors may have a material impact on the consolidated financial statements in future periods. ALPS ALPINE’s defined benefit obligations as of March 31, 2018 and 2019 are illustrated as follows:

	As of March 31
	2018	2019
	(Millions of yen)
Defined benefit obligations	73,479	73,168
Plan assets	(56,547)	(53,930)

Net of liabilities and assets	16,932	19,238

The effect of a 0.5% change in the discount rates on the defined benefit obligations are illustrated as follows:

	As of March 31
	2018	2019
	(Millions of yen)
Discount rate
0.5% decrease	3,417	3,371
0.5% increase	(3,219)	(3,109)

Measurement of Fair Values

ALPS ALPINE’s accounting policies and disclosures require the measurement of fair values for certain of its financial instruments. Financial instruments measured at fair values are classified into the following three levels of the fair value hierarchy, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

Level 1: Fair value measured by quoted prices in active markets for identical assets or liabilities

Level 2: Fair value measured by direct or indirect observable inputs other than Level 1

Level 3: Fair value measured by significant unobservable inputs

When measuring the fair value of a financial instruments, ALPS ALPINE uses quoted prices in an active market to the extent possible. Financial instruments, the fair value of which is measured as above, are classified as Level 1 fair value financial instruments. Meanwhile, certain financial instruments, which are not traded in active markets, were measured using significant unobservable inputs, and were therefore classified as Level 3 fair value financial instruments. These instruments were mainly unlisted equity securities whose fair values were 10,966 million yen, or 1.7% of total assets, 11,016 million yen, or 1.6% of total assets, and 18,112 million yen, or 2.5% of total assets, as of March 31, 2017, 2018 and 2019, respectively.

The fair value measurement process for Level 3 financial instruments is performed by adopting valuation models that can best reflect the characteristics and risks of individual financial instruments. In addition, ALPS ALPINE also monitors the trends of significant indicators that could have an effect on their fair values and the financial conditions of the issuer. Valuation of these financial instruments is performed by primarily referring to the most recent transaction prices for the same instrument. In certain cases, valuation is made through comparison with the listed equity prices of similar companies with appropriate adjustments using reasonably available inputs that would be used by market participants. Unobservable inputs are used for measurement of fair value of unlisted securities. The significant unobservable inputs used for measurement of Level 3 financial instruments measured at fair value are actual transaction prices or price-to-book ratios. A substantial increase (or decrease) in the price-to-book ratio causes the fair value to substantially rise (or fall). The fair values measured using valuation techniques may vary significantly from actual future trade prices, which may affect the results of operations of ALPS ALPINE.

Losses for Level 3 financial instruments recognized in other comprehensive income for the fiscal years ended March 31, 2017 and 2018 were 1,540 million yen and 114 million yen, respectively, while income for Level 3 financial instruments recognized in other comprehensive income for the fiscal year ended March 31, 2019 was 7,113 million yen. The losses were due to changes in inputs for valuations and decreases in transaction prices in recent transactions. For further details, refer to Note 29(7) “Fair value hierarchy of financial instruments” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Property, Plant and Equipment

ALPS ALPINE owns a wide range of property, plant and equipment for use in its operations. The carrying amounts of such assets were 151,707 million yen, or 23.4% of total assets, 187,703 million yen, or 26.8% of total assets, and 189,667 million yen, or 26.7% of total assets, as of March 31, 2017, 2018 and 2019, respectively. Since property, plant and equipment represent a not insignificant portion of ALPS ALPINE’s total assets, any change in estimates, such as estimated useful lives, estimated residual values and inputs for impairment assessment, related to these assets would have a significant impact on ALPS ALPINE’s financial condition and results of operations.

Useful Lives and Residual Values

ALPS ALPINE’s property, plant and equipment except for land and construction in progress are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The asset’s useful life is based on historical experiences with similar assets, taking into account the pattern in which the asset’s future economic benefits are expected to be consumed, as well as anticipated technological changes. Rapid technology development required to stay competitive in the industry may cause some assets to have a shorter useful life or a lower residual value than initially estimated.

ALPS ALPINE reviews the estimated useful lives and residual values of property, plant and equipment at the end of each reporting period and depreciation expenses are adjusted prospectively if there are significant changes from the previous estimates. The useful lives of property, plant and equipment are as follows; there were no significant changes in these estimates during the fiscal years ended March 31, 2017, 2018 and 2019.

Years of useful lives
Buildings and structures	2 – 50
Machinery, equipment and vehicles	1 – 17
Tools, furniture and fixtures	1 – 20

Impairment Assessment

ALPS ALPINE assesses at the end of each reporting period whether there is an indication that an asset or a CGU may be impaired. If any such indication exists, ALPS ALPINE recognizes impairment losses when its carrying amount exceeds its recoverable amount.

The recoverable amount of an asset or a CGU is the higher of fair value less costs of disposal and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset or a CGU, based on assumptions such as future cash flows, discount rates and long-term growth rates.

ALPS ALPINE recognized impairment losses of 164 million yen, 299 million yen, and 1,840 million yen for the fiscal year ended March 31, 2017, 2018, and 2019, respectively. For further details, refer to Note 8(2) “Impairment losses” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

Recently Issued Accounting Standards

At the date of authorization for issue of ALPS ALPINE’s consolidated financial statements the following standard was issued by the IASB but was not yet adopted by ALPS ALPINE.

IFRS 16, “Leases,” was issued in January 2016 and specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for most leases.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. Accordingly, ALPS ALPINE will be required to adopt the new standard effective April 1, 2019. ALPS ALPINE will elect to use the modified retrospective approach with the cumulative effect on initially applying the new standard being recognized in the opening balance of the year of initial application. Based on current information, the main impact of transitioning to the new standard would result from the capitalization of warehouse and office leases that are currently classified as operating leases under IAS17.

Upon adoption of this new standard on April 1, 2019, ALPS ALPINE anticipates recognizing right-of-use lease assets and corresponding liabilities of approximately 28 billion yen related to the leases that are currently classified as operating leases. Further, ALPS ALPINE does not anticipate that the adoption of this standard will have a material impact on its consolidated statement of profit or loss or cash flows.

5.G	SAFE HARBOR

All information that is not historical in nature disclosed under “—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	DIRECTORS AND SENIOR MANAGEMENT

The following table shows information about the directors and senior management of ALPS ALPINE as of July 6, 2019. References below to the “Alps Company” and the “Alpine Company” are to the two “in-house company” organizations that were created within the ALPS ALPINE group, along with the group adopting the operating holding company system, upon the effectiveness of the share exchange on January 1, 2019. The “Alps Company” is mainly engaged in the electronic components business and the “Alpine Company” is mainly engaged in the automotive infotainment business

Name	Position at ALPS ALPINE*[1]	Date of birth	Number of ALPS ALPINE shares owned as of March 31, 2019	Percentage of outstanding ALPS ALPINE shares owned as of March 31, 2019	Expiry of term
Toshihiro Kuriyama	Representative Director, President & Chief Executive Officer, and ALPS Chief Operating Officer	April 25, 1957	16,000	*[2]	June 2020
Nobuhiko Komeya	Representative Director, Senior Executive Vice President, Chief Integration Synergy Officer, and ALPINE Chief Operating Officer	September 20, 1955	8,000	*[2]	June 2020
Takashi Kimoto	Director, Executive Vice President, Chief Sales Officer, and ALPS Electronic Components Sales & Marketing	October 1, 1958	22,000	*[2]	June 2020
Yasuo Sasao	Director, Senior Vice President, Chief Technology Officer, and ALPS New Business and ALPS Engineering	February 10, 1959	11,000	*[2]	June 2020
Koichi Endo	Director, Senior Vice President, Deputy Chief Technology Officer, and ALPINE Research & Development and ALPINE Engineering	April 17, 1961	4,000	*[2]	June 2020
Satoshi Kinoshita	Director	October 17, 1963	—	—	June 2020
Junichi Umehara	Director Audit and Supervisory Committee Member	March 5, 1957	8,000	*[2]	June 2020
Shinji Maeda	Director Audit and Supervisory Committee Member	August 6, 1958	3,000	*[2]	June 2020
Takashi Iida	Director Audit and Supervisory Committee Member	September 5, 1946	—	—	June 2020
Kazuya Nakaya	Director Audit and Supervisory Committee Member	September 14, 1956	—	—	June 2020

Name	Position at ALPS ALPINE*[1]	Date of birth	Number of ALPS ALPINE shares owned as of March 31, 2019	Percentage of outstanding ALPS ALPINE shares owned as of March 31, 2019	Expiry of term
Yoko Toyoshi	Director Audit and Supervisory Committee Member	May 20, 1958	—	—	June 2020
Yuko Gomi	Director Audit and Supervisory Committee Member	March 28, 1972	—	—	June 2021
Toshinori Kobayashi	Vice President, Corporate Planning, and Accounting & Finance	N/A*[3]	3,040	*[2]	N/A*[3]

*1	“ALPS” and “ALPINE” in the titles below indicate responsibilities with respect to each of “Alps Company” and “Alpine Company.”
*2	Shares held represent less than 1% of the total number of outstanding shares of common stock of ALPS ALPINE.
*3	Mr. Kobayashi is not a director of ALPS ALPINE, but rather its principal financial officer.

Toshihiro Kuriyama joined Alps Electric in April 1980. Mr. Kuriyama was appointed as Director of Alps Electric in June 2004 and became Managing Director in June 2011. He has held various positions with Alps Electric, including General Manager of the Business Development Headquarters, the Engineering Headquarters and Component Products Business of Mechatronics, Material, and Process Division. Mr. Kuriyama was appointed Representative Director, President and Chief Executive Officer of ALPS ALPINE, as well as Chief Operating Officer of the Alps Company, in January 2019, positions in which he currently serves.

Nobuhiko Komeya joined Alps Electric in April 1981. Mr. Komeya was appointed Director of Alps Electric in June 2004 and became Senior Managing Director of Alpine as the Head of Administration in 2015. He has held various positions with Alps Electric and Alpine, including Director and President of ALPS ELECTRIC (UK) LIMITED, a wholly owned subsidiary of ALPS ALPINE. Mr. Komeya has served as President of Alpine since June 2016. Mr. Komeya was appointed Representative Director and Senior Executive Vice President of ALPS ALPINE, as well as Chief Operating Officer of the Alpine Company in January 2019, positions in which he currently serves. Mr. Komeya was additionally appointed Chief Integration Synergy Officer of ALPS ALPINE in June 2019.

Takashi Kimoto joined Alps Electric in April 1981. Mr. Kimoto was appointed Director of Alps Electric in June 2008 and became Director and General Manager of the Sales & Marketing Headquarters of Alps Electric in April 2012. He has held various positions with Alps Electric, including General Manager of the Automotive Division and the European and American Business Executive. Mr. Kimoto was appointed Director, Executive Vice President and Chief Sales Officer of ALPS ALPINE, as well as General Manager of the Electronic Components Sales & Marketing Division of the Alps Company in April 2019, positions in which he currently serves.

Yasuo Sasao joined Alps Electric in April 1983. Mr. Sasao was appointed Director of Alps Electric in June 2010. He has held various positions with Alps Electric, including Director of the Component Products Business of the Mechatronics, Material, and Process Division. Mr. Sasao was appointed Senior Vice President, Chief Technology Officer of ALPS ALPINE, as well as General Manager of the New Business and Engineering Divisions of Alps Company in June 2019, positions in which he currently serves.

Koichi Endo joined Alpine in April 1986. Mr. Endo was appointed Director of Alpine in June 2010 and became Managing Director and Head of Engineering & Development in June 2016. He has held various positions with Alpine, including Deputy Head of Engineering & Development and Head of Advanced Development. Mr. Endo was appointed Deputy Chief Technology Officer of ALPS ALPINE, as well as General Manager of the Research & Development and Engineering Divisions of the Alpine Company in January 2019, positions in which he currently serves.

Satoshi Kinoshita was elected Outside Director of ALPS ALPINE, effective January 2019. Mr. Kinoshita previously served as a Director and Audit and Supervisory Committee member of Alpine in June 2018. Mr. Kinoshita joined Toshiba Tungaloy Co., Ltd. (currently Tungaloy Corporation) in April 1988. He has held various positions with Tungaloy Corporation, including General Manager of the Materials Development Department and Executive Officer and General Manager of the Engineering Headquarters. He has served as President and Chief Executive Officer of Tungaloy Corporation since March 2014.

Junichi Umehara joined Alps Electric in 1987 and was appointed Director of Alps Electric in June 2006. Mr. Umehara has held various positions with Alps Electric, including Manager of Legal & Intellectual Property and General Manager Corporate Export & Import and Administration, Deputy General Manager of Administration Headquarters and Deputy General Manager of Engineering Headquarters, and Manager of Human Resources, Legal & Intellectual Property. He concurrently serves as Chairman of Alps (China) Co., Ltd., a wholly owned subsidiary of ALPS ALPINE. He was appointed as a Director and Audit and Supervisory Committee member in June 2018, positions in which he currently serves.

Shinji Maeda joined Alps Electric in April 1982 and was transferred to Alpine in 1991. Mr. Maeda held various positions with Alpine, including Senior Manager of the Human Resources Division, General Manager and Deputy Head of Administration (Human Resources and Corporate Planning in the Tokyo office) before he was appointed General Manager of Corporate Planning of Alpine in January 2016. In January 2019, he returned to ALPS ALPINE as a Director and Audit and Supervisory Committee member, positions in which he currently serves.

Takashi Iida joined Alps Electric in June 2013 as an Outside Director. He was appointed as a Director Audit and Supervisory Committee member in June 2016, positions in which he currently serves. Mr. Iida is an attorney practicing law in Japan with Kowa Law Office, which he founded in January 2012. Outside of ALPS ALPINE, Mr. Iida concurrently holds such positions as Outside Corporate Auditor of Shimazu Corporation, Outside Audit & Supervisory Board Member of Nippon Telegraph and Telephone Corporation and Deputy Chairman of Gender Equality Bureau Cabinet Office Promotion and Liaison Committee.

Kazuya Nakaya joined Alps Electric in June 2018 and was appointed as a Director and Audit and Supervisory Committee member, positions in which he currently serves. Mr. Nakaya joined Matsushita Kotobuki Electronics Industries, Ltd. (now Panasonic Health Care (PHC) Corporation) in April 1984. Mr. Nakaya held many positions at PHC Corporation, including Representative Director, Senior Managing Officer and Chief Technology Officer. He was appointed as Advisor of the Healthcare Business Division of Konica Minolta, Inc. in October 2015. In addition, he was appointed as an Outside Director of Sharp Corporation in June 2016.

Yoko Toyoshi joined Alps Electric in June 2018 and was appointed as a Director and Audit and Supervisory Committee member of Alps Electric, positions in which she currently serves. Ms. Toyoshi is a certified public accountant who has worked in various accounting firms. After working at the Bank of Fukuoka, Ltd. and Asahi Shinwa & Co. (now KPMG AZSA LLC), she joined Deloitte Touche Tohmatsu LLC where she was appointed as partner in July 2008.

Yuko Gomi joined ALPS ALPINE in June 2019 and was appointed as an Audit and Supervisory Committee member. Ms. Gomi joined T. Kunihiro Law Office (currently T. Kunihiro & Co. Attorneys-at-Law) in April 1999. She became a partner at the law firm in January 2012. She was appointed as a Corporate Auditor at NIPPON GAS CO., LTD. in June 2018 and an Outside Audit and Supervisory Board Member of Lawson, Inc. in May 2019.

Toshinori Kobayashi joined Alpine in August 1997 and was appointed Director of Alpine in June 2010. Mr. Kobayashi held various positions with Alpine, including Head of Marketing and Sales, Head of the American and European Operations and Head of Administration. Mr. Kobayashi was appointed Vice President of Accounting and Finance of ALPS ALPINE in January 2019. In April 2019, he was appointed Vice President of Corporate Planning, Accounting and Finance of ALPS ALPINE, a position in which he currently serves.

6.B	COMPENSATION

The aggregate amounts of compensation paid by ALPS ALPINE and its subsidiaries with respect to the fiscal year ended March 31, 2019 to its directors were approximately 385 million yen for directors who are not Audit and Supervisory Committee members, and approximately 64 million yen for directors who are Audit and Supervisory Committee members, respectively.

Compensation to ALPS ALPINE directors who are neither outside directors nor Audit and Supervisory Committee members consist of a fixed compensation component, a performance-based component the amount of which is determined with reference to a fiscal year’s results, and (depending on the fiscal year) stock options. Compensation to ALPS ALPINE’s directors who are either outside directors or Audit and Supervisory Committee members consist solely of a fixed compensation component. Until June 2014. ALPS ALPINE had a retirement plan for its directors, excluding outside directors. ALPS ALPINE decided to retain the plan for directors, excluding outside directors, who joined the board while the retirement plan was in effect and to pay each such director at the time of their retirement an amount commensurate to their length of service up to the termination of the retirement plan. Under this plan, ALPS ALPINE paid a combined amount of 588 million yen to five directors who retired during the fiscal year ended March 31, 2019.

The amounts of allowance for director retirement benefits were 223 million yen and 206 million yen as of March 31, 2018 and 2019, respectively.

On June 21, 2019, the shareholders of ALPS ALPINE approved a restricted stock remuneration plan for ALPS ALPINE’s directors (excluding outside directors and directors who are members of the Audit and Supervisory Committee) (the “Eligible Directors”), which replaces the former stock option remuneration plan. Under the new remuneration plan, ALPS ALPINE provides Eligible Directors with monetary claims against ALPS ALPINE as remuneration in order to grant them shares with restrictions on transfer.

The total amount of ALPS ALPINE’s common shares to be issued or disposed of by ALPS ALPINE in accordance with the restricted stock remuneration plan will be the same as under the former stock option remuneration plan, namely 200,000 shares or fewer per year. In order to receive restricted stock under the plan, Eligible Directors must sign an agreement with ALPS ALPINE that includes provisions providing that, among other things, (1) the restricted shares cannot be transferred to third parties, pledged as security or disposed of in any other manner for 40 years from the date the Shares are allotted (the “Restrictions on Transfer Period”), provided that such restrictions will expire upon the earlier of (a) the expiry of such Eligible Director’s term of office, (b) such Eligible Director’s death, or (c) any other event for which ALPS ALPINE’s board of directors deems it justifiable to remove the restrictions, and (2) ALPS ALPINE shall obtain the restricted shares without consideration in certain circumstances. Eligible Directors must open dedicated accounts at Nomura Securities Co., Ltd., to ensure that the restricted shares cannot be transferred, pledged as security or disposed of in any other manner during the Restrictions on Transfer Period.

6.C	BOARD PRACTICES

ALPS ALPINE’s articles of incorporation provide for a board of directors of not more than 15 members and for not more than seven directors who are Audit and Supervisory Committee members. Shareholders elect the members of the board of directors, including Audit and Supervisory Committee members, at the general meeting of shareholders. The term of office of directors who are not Audit and Supervisory Committee members is until the time of conclusion of the annual general meeting of shareholders relating to the last fiscal year to end within the period of one year after the election of such director. The term of office of a director who is an audit and supervisory committee member shall be until the time of conclusion of the annual general meeting of shareholders relating to the last fiscal year to end within the period of two years after the election of such director. Directors who are not Audit and Supervisory Committee members and directors who are Audit and Supervisory Committee members may serve any number of consecutive terms.

The board of directors elects, pursuant to its resolutions, one or more Representative Directors. Each Representative Director represents ALPS ALPINE generally in the conduct of its affairs. The board of directors has the ultimate responsibility for the administration of ALPS ALPINE’s affairs.

Under the Companies Act and ALPS ALPINE’s articles of incorporation, ALPS ALPINE may, by a resolution of its board of directors, exempt members of the board of directors (including former members of the board of directors) from their liabilities to ALPS ALPINE arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, ALPS ALPINE may enter into a liability limitation agreement with each member of the board of directors (excluding executive members of the board of directors, among others) which limits the maximum amount of their liabilities owed to ALPS ALPINE arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

Under the Companies Act, ALPS ALPINE must have at least three audit & supervisory committee members. Audit & supervisory committee members are also directors, and are thus entitled to vote at the board of directors meetings. At least a majority of the audit & supervisory committee members are required to be “outside” directors. An outside director is any person who satisfies all of the following requirements:

(a)

a person who is not an executive director or executive officer, manager, or other employee (hereinafter collectively referred to as “Executive Director, etc.”) of ALPS ALPINE or its subsidiaries and has not been an Executive Director, etc. of ALPS ALPINE or its subsidiaries for ten years prior to assuming office;

(b)

if a person who has been a director, accounting advisor (if the accounting advisor is a corporation, a member who is in charge of its affairs), or company auditor of ALPS ALPINE or its subsidiaries (excluding a person who has been an Executive Director, etc.) at a time within ten years prior to assuming office, a person who has not been an Executive Director, etc. of ALPS ALPINE or any entity which is prescribed by Ministry of Justice Order as a corporation the management of which is controlled by ALPS ALPINE for ten years prior to assuming office as director, accounting advisor, or company auditor;

(c)

a person who is not a person who controls determinations of the financial and business policies of ALPS ALPINE or director or executive officer, manager, or other employee of a parent company of ALPS ALPINE;

(d)	a person who is not an Executive Director, etc. of a subsidiary, etc. of the parent company, etc. of ALPS ALPINE (excluding ALPS ALPINE and its subsidiaries); and

(e)

a person who is not a spouse or relative within the second degree of kinship of a director or executive officer, manager, or other important employee of ALPS ALPINE, or its parent company, etc. (limited to a natural person).

The audit & supervisory committee members may not at the same time be an executive director, manager, or other employee of ALPS ALPINE or its subsidiaries, or accounting advisor (if the accounting advisor is a corporation, a member who is in charge of its affairs) or an executive officer of the subsidiaries. The audit & supervisory committee has the duty to audit the execution of duties by the directors and the accounting advisor and prepare an audit report to be submitted to shareholders’ meetings. The audit & supervisory committee determines the content of proposals regarding the election and dismissal of an accounting auditor and the refusal to reappoint an accounting auditor to be submitted to a shareholders’ meeting. The audit & supervisory committee also states their opinions on the election, dismissal, resignation, or remuneration of directors who are not audit & supervisory committee members at a shareholders’ meeting. Audit & supervisory committee members are not required to be certified public accountants.

Under the Companies Act and ALPS ALPINE’s articles of incorporation, ALPS ALPINE may, by a resolution of its board of directors, exempt audit & supervisory committee members (including former audit & supervisory committee members) from their liabilities to ALPS ALPINE arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, ALPS ALPINE may enter into a liability limitation agreement with each audit & supervisory committee member which limits the maximum amount of their liabilities owed to ALPS ALPINE arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

ALPS ALPINE has voluntarily established a Nomination and Remuneration Advisory Committee. The committee deliberates such matters as the nomination and dismissal of directors, the appointment and dismissal of other officers, and remuneration of directors (excluding audit and supervisory committee members) and other officers, before they are deliberated at the board of directors, to further enhance transparency and fairness. The committee is made up of the Representative Director, President and CEO, an independent, external director, a member of the audit and supervisory committee and a vice president of the Representative Director, President and CEO’s choosing. At least half of the members must be outside directors. The current members of the committee are Toshihiro Kuriyama, Nobuhiko Komeya, Satoshi Kinoshita, Junichi Umehara, Shinji Maeda, Takashi Iida, Kazuya Nakaya, Yoko Toyoshi and Yuko Gomi.

None of ALPS ALPINE’s members of the board of directors is party to a service contract with ALPS ALPINE or any of its subsidiaries that provides for benefits upon the end of such director’s term of office.

6.D	EMPLOYEES

The table below provides employment data for the fiscal years ended 2017, 2018 and 2019.

	Number of employees
	For the fiscal year ended March 31,
Segment	2017	2018	2019
Electric components	22,688	22,260	21,468
Automotive infotainment	12,959	13,175	13,192
Logistics	5,330	5,710	5,932
Other	1,076	1,144	1,248
Total	42,053	42,289	41,840

ALPS ALPINE considers its labor relations to be stable and good.

ALPS ALPINE’s average number of temporary employees on a consolidated basis was 5,898 during the fiscal year ended March 31, 2019.

6.E	SHARE OWNERSHIP

For information on the number of shares of ALPS ALPINE’s common stock held by each member of the board of directors as of March 31, 2019, see “Item 6.A Directors and Senior Management.” Such figures do not include options that are exercisable for shares of ALPS ALPINE’s common stock.

Stock Options

As of March 31, 2019, certain of the directors (excluding directors on the Audit and Supervisory Committee) above held options issued by ALPS ALPINE. The name of the options, the expiration date, the exercise price, the aggregate number of options held as of March 31, 2019, by ALPS ALPINE’s current directors and the number of shares of ALPS ALPINE common stock to be issued upon exercise of the options are as follows:

Name of series	Expiration date	Exercise price (Yen)	Aggregate number of options held	Shares per option
Alps Electric Co., Ltd. 1st Series of Stock Acquisition Rights	July 28, 2054	1	8,600	100
Alps Electric Co., Ltd. 2nd Series of Stock Acquisition Rights	July 26, 2055	1	3,500	100
Alps Electric Co., Ltd. 3rd Series of Stock Acquisition Rights	July 21, 2056	1	9,700	100
Alps Electric Co., Ltd. 4th Series of Stock Acquisition Rights	July 24, 2057	1	7,000	100
Alps Electric Co., Ltd. 5th Series of Stock Acquisition Rights	July 25, 2058	1	8,300	100
ALPS ALPINE CO., LTD. 6th Series of Stock Acquisition Rights	August 5, 2054	1	1,360	68
ALPS ALPINE CO., LTD. 7th Series of Stock Acquisition Rights	August 4, 2055	1	1,836	68
ALPS ALPINE CO., LTD. 8th Series of Stock Acquisition Rights	July 19, 2056	1	7,004	68
ALPS ALPINE CO., LTD. 9th Series of Stock Acquisition Rights	July 20, 2057	1	4,760	68
ALPS ALPINE CO., LTD. 10th Series of Stock Acquisition Rights	July 23, 2058	1	4,488	68

The 1st through 5th Series of Stock Acquisition Rights are exercisable during the ten-day period starting from the day immediately following the date of the holder’s termination of service as a director who is not an Audit and Supervisory Committee member, or as a vice president, of ALPS ALPINE. The 6th through 10th Series of Stock Acquisition Rights are exercisable during the ten-day period starting from the day immediately following the date of the holder’s termination of service as a director of Alpine All of the above Stock Acquisition Rights also are exercisable during the thirty-day period starting from the day immediately following the approval by ALPS ALPINE’s shareholders at a shareholders’ meeting of a merger where ALPS ALPINE is the dissolving company, a company split where ALPS ALPINE is the splitting company in a company split or incorporation-type company split, a share exchange or share transfer where ALPS ALPINE is to become a wholly owned subsidiary.

In June 2019, ALPS ALPINE terminated the stock option remuneration plan, which in January 2019 was expanded to allow issuances of stock options to vice presidents (in addition to directors other than those on the Audit and Supervisory Committee), in favor of the restricted stock remuneration plan. As a result, no new stock options will be issued under the stock option remuneration plan. See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

As of March 31, 2019, 219,281,450 shares of ALPS ALPINE’s common stock (out of which 8,264,481 shares were treasury stock and 211,016,969 shares were outstanding) were issued. Beneficial ownership of ALPS ALPINE’s common stock in the table below was prepared from information known to ALPS ALPINE or that could be ascertained from public filings, including filings made by ALPS ALPINE’s shareholders regarding their ownership of ALPS ALPINE’s common stock under the Financial Instruments and Exchange Law of Japan.

The following table sets forth information about the ten largest holders of shares of ALPS ALPINE’s common stock appearing on the register of shareholders as of March 31, 2019:

Name	Number of shares owned (thousands of shares)	Percentage of outstanding shares (%)*[1]
The Master Trust Bank of Japan, Ltd. (Trust account)	29,723	14.08
UBS AG London A/C IPB Segregated Client Account	16,158	7.65
Japan Trustee Services Bank, Ltd. (Trust account)	15,593	7.38
JP Morgan Chase Bank 385151	6,372	3.01
BNYM SA/NV For BNYM for BNY GCM Client Accounts M LSCB RD	6,024	2.85
J.P. Morgan Bank Luxembourg S.A. 1300000	4,939	2.34
The Master Trust Bank of Japan, Ltd. (Trust account 5)	4,084	1.93
Trust & Custody Services Bank, Ltd.	3,688	1.74
Mitsui Life Insurance Company*[1]	3,591	1.70
State Street Bank West Client—Treaty 505234	3,459	1.63

*1	The name of the company changed to Taiju Life Insurance Company Limited on April 1, 2019.

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, whose Holding Ratio of Share Certificates, etc. of a company listed on a Japanese stock exchange must file a report concerning the shareholding with the director of the relevant local finance bureau. The “Holding Ratio of Share Certificates, etc.” generally means the ratio calculated by dividing (a) the total of the number of the shares and the number of shares underlying the share options or other certain options pertaining to the shares or the share options held by a holder and its joint holder by (b) the sum of the total number of issued shares and the number of the shares and share options or other certain options pertaining to the shares or the share options held by said holder and joint holder.

A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, whose Holding Ratio of Share Certificates, etc. is more than 5%, solely or jointly, increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

As of July 9, 2019, ALPS ALPINE is aware of the following such reports, indicating that such entities own the number of ALPS ALPINE common stock set forth below. ALPS ALPINE is not able to confirm the number of shares actually owned by such shareholders.

Name	Number of shares owned (thousands of shares)	Percentage of outstanding shares (%)
Elliott International, L.P.*[2] and its affiliated entities	26,939	12.76
Nomura Securities Co., Ltd.*[3] and its affiliated entities	17,440	8.26
Sumitomo Mitsui Trust Bank, Limited*[4] and its affiliated entities	13,829	6.55
Mitsubishi UFJ Financial Group, Inc.*[5] and its affiliated entities	10,586	5.01
Mizuho Securities Co., Ltd.*[6] and its affiliated entities	10,088	4.78
Asset Management One Co., Ltd.*[7] and its affiliated entities	9,774	4.63
Deutsche Bank Group*[8] and its affiliated entities	8,276	3.92

*1	Based on the number of shares of ALPS ALPINE common stock outstanding as of March 31, 2019.
*2

The report, dated January 10, 2019, indicated that this entity, together with three affiliated entities, in the aggregate owned the number of shares of ALPS ALPINE common stock set forth above as of January 1, 2019.

*3

The report, dated January 18, 2019, indicated that this entity, together with three affiliated entities, in the aggregate owned the number of shares of ALPS ALPINE common stock set forth above as of January 15, 2019.

*4

The report, dated December 21, 2018, indicated that this entity, together with three affiliated entities, in the aggregate owned the number of shares of ALPS ALPINE common stock set forth above as of December 14, 2018.

*5

The report, dated September 3, 2018, indicated that this entity, together with four affiliated entities, in the aggregate owned the number of shares of ALPS ALPINE common stock set forth above as of August 27, 2018.

*6

The report, dated September July 23, 2018, indicated that this entity, together with two affiliated entities, in the aggregate owned the number of shares of ALPS ALPINE common stock set forth above as of July 13, 2018.

*7

The report, dated June 22, 2018, indicated that this entity, together with two affiliated entities, in the aggregate owned the number of shares of ALPS ALPINE common stock set forth above as of June 15, 2018.

*8

The report, dated March 25, 2019, indicated that this entity, together with three affiliated entities, in the aggregate owned the number of shares of ALPS ALPINE common stock set forth above as of March 15, 2019.

None of ALPS ALPINE’s shares of common stock entitles the holder to any preferential voting rights.

As of March 31, 2019, there were 147 record holders of ALPS ALPINE’s common stock with addresses in the United States, whose shareholdings represented approximately 10.4% of ALPS ALPINE’s outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

To the extent known to ALPS ALPINE, ALPS ALPINE is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

7.B	RELATED PARTY TRANSACTIONS

In the ordinary course of business on an arm’s length basis, ALPS ALPINE purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. ALPS ALPINE does not consider the amounts of the transactions with the above affiliates to be material to its business.

No family relationship exists among any of ALPS ALPINE’s directors or principal financial officer. No arrangement or understanding exists between any of ALPS ALPINE’s directors or principal financial officer and any other person pursuant to which any director or the principal financial officer was elected to their position at ALPS ALPINE.

As part of ALPS ALPINE’s compensation structure, it has granted stock options in the past, and currently grants restricted stock as compensation to, ALPS ALPINE’s directors. For a detailed discussion of the restricted stock compensation plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

7.C	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

ALPS ALPINE’s audited consolidated financial statements are included under “Item 18—Financial Statements.” Except for ALPS ALPINE’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by ALPS ALPINE’s auditors.

Export Sales

See “Item 5.A Operating Results.”

Legal and Arbitration Proceedings

Not applicable.

Dividend Policy

ALPS ALPINE determines its profit distributions based on the consolidated operating results of the electronic components segment and the automotive infotainment segment, striking a balance among three elements: (1) providing returns to shareholders, (2) research and development and capital investment to support business expansion and enhance competitiveness, and (3) maintaining internal reserves.

ALPS ALPINE aims to secure a sound financial base that enables it to maintain a domestic credit rating of “A,” and, after determining the business objectives of the medium-term business plan, ALPS ALPINE will aim to achieve a capital policy to maintain the target return on equity level and other profitability metrics during the term of the medium-term business plan. Furthermore, ALPS ALPINE will strive to acquire and secure management resources to enhance its competitiveness, and maintain a financial position that can address any contingencies, such as sudden economic crises and natural disasters.

On this basis, ALPS ALPINE has decided to, while securing a balance between growth investment and improvement of capital efficiency, (1) adopt the principle of securing a total payout ratio of 30% of ALPS ALPINE’s Japanese GAAP consolidated profit, and additionally (2) particularly for the three-year period from the fiscal year beginning April 1, 2019 to the fiscal year ended March 31, 2022, have a total payout ratio of 50%.

8.B	SIGNIFICANT CHANGES

Except as disclosed in this annual report, there have been no significant changes since the date of ALPS ALPINE’s latest annual financial statements.

ITEM 9.	THE OFFER AND LISTING

9.A	OFFER AND LISTING DETAILS

ALPS ALPINE’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange under code number 6770.

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

See “Item 9.A Offering and Listing Details.”

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	SHARE CAPITAL

Not applicable.

10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION

Except as otherwise stated, set forth below is information relating to ALPS ALPINE’s common stock, including brief summaries of the relevant provisions of ALPS ALPINE’s articles of incorporation and share handling regulations, the Companies Act, and the Act on Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (Law No. 75 of 2001, as amended) (together with the regulations promulgated thereunder, the “Book-Entry Act”) relating to joint stock corporations.

Corporate Purpose

Article 2 of ALPS ALPINE’s articles of incorporation states that its purpose is to engage in the following businesses and to control and manage the business activities of the companies which engage in the following businesses and the foreign companies which engage in the businesses equivalent to the following business activities, through holding shares and equity in those companies:

•	Manufacture and sale of electronic and electrical machines and equipment as well as the components and materials therefor;

•

Manufacture and sale of parts, components and materials used in information and communication equipment, business equipment, precision equipment, optical equipment, medical equipment, measurement equipment, control equipment, electrical equipment for power generation, power transmission and power distribution, and industrial electrical equipment;

•	Manufacture and sale of parts and components used in automobiles and other transportation equipment;

•	Manufacture and sale of sound and video recorders and reproducers and audio machines and equipment;

•	Manufacture and sale of applied electronic machines and equipment for automobiles and office equipment;

•	Manufacture and sale of electrical machines and equipment for transmitting and receiving data;

•	Development, sale, import and export of software, and provision of information processing services;

•	Manufacture, sale and lease of manufacturing machines and equipment, manufacturing systems and manufacturing system plants which are incidental to those mentioned in the preceding items;

•

Provision of manufacturing technologies, processing technologies and other services which are incidental to those mentioned in the preceding items, and sale and licensing of intellectual property related to those mentioned in the preceding items;

•	Operation of facilities related to welfare, medical care, sport, cultural education and entertainment, and businesses related thereto;

•	Transportation and warehouse business and service business related thereto;

•

Investment, study, research and development, consulting, real property lease and management, worker dispatch business, fee-charging employment placement business and human resources development business which are incidental to those mentioned in the preceding items; and

•	All businesses which are incidental to those mentioned in the preceding items.

Directors

There is no provision in ALPS ALPINE’s Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but, under the Companies Act, a director is required to refrain from voting on such matters at meetings of the board of directors.

ALPS ALPINE’s Regulations of the Board of Directors provides that the incurrence by the company of a significant loan from a third party should be approved by the board of directors.

Common Stock

The following information relates to the shares of ALPS ALPINE common stock, including summaries of certain provisions of ALPS ALPINE’s articles of incorporation and share handling regulations, the Companies Act, and the Act on Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (Law No. 75 of 2001, as amended) (together with the regulations promulgated thereunder, the “Book-Entry Act”) relating to joint stock corporations.

General

ALPS ALPINE is a joint stock corporation under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of capital stock in the corporation, and shareholders’ liability is limited to the amount of subscription for the shares. The authorized share capital of ALPS ALPINE is as provided in its articles of incorporation and consists of 500,000,000 shares of common stock.

Shares of all Japanese companies listed on any Japanese stock exchange are subject to a central clearing system under the Book-Entry Act. The shares of ALPS ALPINE common stock, which are listed on the Tokyo Stock Exchange, are also subject to the central clearing system. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, that person must have an account at an account managing institution unless such person has an account at the Japan Securities Depository Center, Inc., or JASDEC. “Account managing institutions” are securities firms, banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet further requirements of the Book-Entry Act can open accounts directly at JASDEC.

Under the Book-Entry Act, any transfer of listed shares is effected through book entry. Unless the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.

Under the Companies Act, in order to assert shareholders’ rights against ALPS ALPINE, the transferee must have its name and address registered in ALPS ALPINE’s register of shareholders, except in limited circumstances. Under the clearing system, ALPS ALPINE generally makes such registration based on the information provided in a general shareholders notification issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with ALPS ALPINE’s transfer agent through the account managing institution and JASDEC. See “—Register of Shareholders” for more information.

Non-resident shareholders of ALPS ALPINE are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of its standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to ALPS ALPINE’s transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from ALPS ALPINE to non-resident shareholders are delivered to the standing proxies or mailing addresses in Japan.

ALPS ALPINE knows of no arrangements the operation of which may at a later time result in a change of control.

Dividends

Dividends—General

Under the Companies Act, a joint stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restrictions on Dividends” below.

Under the articles of incorporation of ALPS ALPINE and the Companies Act, ALPS ALPINE may, by resolution of ALPS ALPINE’s general meeting of shareholders or its board of directors:

•	distribute annual dividends in cash and/or in kind to shareholders of record as of March 31 of each year;

•	distribute interim dividends in cash and/or in kind to shareholders of record as of September 30 of each year; and

•	distribute dividends in cash and/or in kind to shareholders as of a record date to be fixed for such distribution from time to time.

Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividend. If dividends are to be paid in kind, ALPS ALPINE may grant its shareholders the right to require ALPS ALPINE to pay such dividends in cash instead of in kind. If no such right is granted to shareholders, the payment of dividends in kind must be approved by a special resolution of a general meeting of shareholders. Under its articles of incorporation, ALPS ALPINE is not obligated to pay any annual and interim dividends in cash that remain unclaimed for a period of three years after the first payable date of such dividends.

Restrictions on Dividends

In order to pay dividends, ALPS ALPINE must, until the aggregate amount of ALPS ALPINE’s capital surplus reserve and earned surplus reserve reaches one-quarter of its stated capital, set aside in its capital surplus reserve and/or earned surplus reserve the amount equal to one-tenth of the amount paid out from surplus, as defined below.

Under the Companies Act, as of the effective date of the distribution, provided that net assets of ALPS ALPINE are not less than three million yen, the amount of dividends may not exceed:

the sum of:

(a) the amount of surplus, as described below; and

(b) in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net income for the relevant period as provided for by an ordinance of the Ministry of Justice of Japan and (ii) the amount of consideration that ALPS ALPINE received for the treasury shares that ALPS ALPINE disposed of during such period;

less the sum of:

(c) the book value of treasury shares;

(d) in the event that ALPS ALPINE disposed of treasury shares after the end of the last fiscal year, the amount of consideration that ALPS ALPINE received for such treasury shares;

(e) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of ALPS ALPINE’s goodwill and deferred assets exceeds the total of its stated capital, capital surplus reserve and earned surplus reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

The amount of surplus stated in (a) above is the excess of:

the sum of:

(i) the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

(ii) in the event that ALPS ALPINE disposed of treasury shares after the end of the last fiscal year, the difference between the book value of such treasury shares and the consideration that ALPS ALPINE received for such treasury shares;

(iii) in the event that ALPS ALPINE reduced its stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital surplus reserve and/or earned surplus reserve (if any); and

(iv) in the event that capital surplus reserve and/or earned surplus reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

over the sum of:

(v) in the event that ALPS ALPINE canceled treasury shares after the end of the last fiscal year, the book value of such treasury shares;

(vi) in the event that ALPS ALPINE distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind; and

(vii) the aggregate amounts of a. through d. below, less e. and f. below:

a. in the event that the amount of surplus was reduced and transferred to capital surplus reserve, earned surplus reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b. in the event that ALPS ALPINE paid dividends after the end of the last fiscal year, the amount set aside in ALPS ALPINE’s capital surplus reserve and/or earned surplus reserve;

c. in the event that ALPS ALPINE disposed of treasury shares in the process of (x) a merger in which ALPS ALPINE acquired all rights and obligations of a company, (y) a corporate split in which ALPS ALPINE acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which ALPS ALPINE acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury shares and the consideration that ALPS ALPINE received for such treasury shares;

d. in the event that the amount of surplus was reduced in the process of a corporate split in which ALPS ALPINE transferred all or a part of its rights and obligations after the end of the last fiscal year, the amount so reduced;

e. in the event of (x) a merger in which ALPS ALPINE acquired all rights and obligations of a company, (y) a corporate split in which ALPS ALPINE acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which ALPS ALPINE acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of ALPS ALPINE’s other capital surplus after such merger, corporate split or share exchange, less the amount of its other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of its other retained earnings after such merger, corporate split or share exchange, less the amount of its other retained earnings before such merger, corporate split or share exchange; and

f. in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, provided that an amount not exceeding one-half of such paid-in amount may be accounted for as capital surplus reserve. ALPS ALPINE may generally reduce capital surplus reserve and/or earned surplus reserve by resolution of a general meeting of shareholders and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. ALPS ALPINE may also transfer all or any part of the surplus as described in “—Dividends” above to stated capital, capital surplus reserve or earned surplus reserve by resolution of a general meeting of shareholders, subject to certain restrictions. ALPS ALPINE may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, ALPS ALPINE may transfer such amounts in the whole or in part to capital surplus reserve or earned surplus reserve.

Share Splits

ALPS ALPINE may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as ALPS ALPINE’s only class of outstanding shares is common stock, ALPS ALPINE may increase the number of authorized shares in the same ratio as that of such share split by amending its articles of incorporation, which may be effected by a resolution of the board of directors without shareholder approval.

Under the clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by ALPS ALPINE’s shareholders at account managing institutions will be increased in accordance with the applicable ratio.

Share Consolidation

ALPS ALPINE may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. ALPS ALPINE must disclose the reason for the share consolidation at the general meeting of shareholders. When a share consolidation is to be made, ALPS ALPINE must give notice to each shareholder or public notice at least two weeks prior to the effective date of the share consolidation; provided that if the product of (a) the number of shares constituting each unit of shares and (b) the ratio of share consolidation is a number that contains a fractional part less than one, ALPS ALPINE must give notice to each shareholder or public notice at least 20 days prior to the effective date, and any shareholder of ALPS ALPINE (i) who, being entitled to vote at a general meeting of shareholders, notifies ALPS ALPINE prior to the general meeting of shareholders of his or her intention to oppose the share consolidation and votes against the approval of the share consolidation at such general meeting of shareholders, or (ii) who is not entitled to vote at such general meeting of shareholders may demand that ALPS ALPINE purchase his or her shares constituting any fraction less than one at a fair price.

Under the clearing system, on the effective date of the share consolidation, the numbers of shares recorded in all accounts held by ALPS ALPINE’s shareholders at account managing institutions will be decreased in accordance with the applicable ratio.

Japanese Unit Share System

Under the articles of incorporation of ALPS ALPINE and the Companies Act, 100 shares of common stock constitute one unit. The shareholders of ALPS ALPINE who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders. As they do not have voting rights, shareholders owning less than a unit of shares also are not entitled to exercise shareholder rights that are conditioned on having voting rights, such as the right to make shareholder proposals at shareholders’ meetings; they may also not have the right to file an action to nullify a resolution of a shareholders’ meeting. Furthermore, shares of ALPS ALPINE’s common stock can only be bought and sold on the Tokyo Stock Exchange in volumes that are positive integer multiples of a unit. Given this, the ability of shareholders owning less than a unit of shares of ALPS ALPINE common stock to dispose of such shares would be limited compared to that of shareholders seeking to sell a unit of shares or more.

A shareholder of ALPS ALPINE who holds shares constituting less than one unit may at any time demand that ALPS ALPINE purchase its shares of less than one unit. In addition, the articles of incorporation of ALPS ALPINE provide that a shareholder who holds shares constituting less than one unit may at any time demand that ALPS ALPINE sell to it from any available treasury shares the number of shares as may be necessary to raise its share ownership to a whole unit. The price at which shares constituting less than one unit will be purchased or sold by ALPS ALPINE pursuant to such a demand will be equal to (a) the closing price of shares of ALPS ALPINE reported by the Tokyo Stock Exchange on the day when the demand is received by ALPS ALPINE’s transfer agent or (b) if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter. Under the clearing system, such demand must be made to ALPS ALPINE through the relevant account management institution.

Voting Rights

The annual general meetings of shareholders of ALPS ALPINE shall be convened in June each year, and extraordinary general meetings of shareholders shall be convened when and if necessary. A general meeting of shareholders shall, except as otherwise provided by laws or ordinances, be convened by the director prescribed by the board of directors in accordance with a resolution of the Board of Directors. A holder of shares of common stock constituting one or more units is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom ALPS ALPINE may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.

Except as otherwise provided by the Companies Act, under the articles of incorporation of ALPS ALPINE, the resolution of a shareholders’ meeting must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders present or represented at the meeting having no quorum requirement other than for matters relating to appointment of directors (including Audit and Supervisory Committee members), which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present or represented.

However, except as otherwise provided by the Companies Act, under the articles of incorporation of ALPS ALPINE, a resolution of a shareholders’ meeting regarding the matters provided in Section 309 Clause 2 of the Companies Act can be adopted only by special resolution, which requires an affirmative vote of at least two-thirds of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present. Examples of such matters are as follows:

(a)	any amendment to ALPS ALPINE’s articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b)	a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c)	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d)	the transfer of all or a substantial part of ALPS ALPINE’s business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e)	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f)	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g)

a share exchange or share transfer for the purpose of establishing a 100 percent parent-subsidiary relationships, subject to a certain exceptions under which a shareholders’ resolution is not required;

(h)

any issuance of new shares or transfer of existing shares held by ALPS ALPINE as treasury shares at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons other than shareholders;

(i)	any acquisition by ALPS ALPINE of its own shares from specific persons other than ALPS ALPINE’s subsidiaries;

(j)	a share consolidation; or

(k)	the removal of an Audit and Supervisory Committee member.

Rights to be Allotted Shares

Holders of common shares have no preemptive rights under ALPS ALPINE’s articles of incorporation. Under the Companies Act, the board of directors may, however, determine that shareholders shall be given rights to be allotted shares or stock acquisition rights on request in connection with a particular issue of shares, or issue of stock acquisition rights, respectively. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date

Liquidation Rights

In the event of liquidation of ALPS ALPINE, the assets remaining after payment of all the debts, liquidation expenses, and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

Register of Shareholders

The registration of names, addresses and other information of shareholders in ALPS ALPINE’s register of shareholders will be made by ALPS ALPINE upon the receipt of the general shareholders notification given to ALPS ALPINE by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, ALPS ALPINE will register the names, addresses and other information of shareholders in ALPS ALPINE’s register of shareholders without the general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Act such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in ALPS ALPINE’s register of shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Act, the shareholder may exercise such rights upon giving the company a notice of individual shareholders through JASDEC during a certain period prescribed under the Book-Entry Act.

Liability to Further Calls or Assessments

All of ALPS ALPINE’s currently issued shares are fully paid and nonassessable.

Repurchase by ALPS ALPINE of Common Stock

ALPS ALPINE may repurchase its shares of common stock:

(a) by way of purchase on any stock exchange on which its shares are listed or by way of a tender offer under the Financial Instruments and Exchange Act of Japan, or FIEA, pursuant to a resolution at a general meeting of shareholders or a resolution of the board of directors;

(b) by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution at a general meeting of shareholders; and

(c) by purchase from any of its subsidiaries, pursuant to the resolution of the board of directors.

In the case of (b) above, any other shareholders may request that they be added to the specific shareholders mentioned in (b) above for the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter); or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.

In general, the total price of the shares to be repurchased by ALPS ALPINE shall not exceed the amount that ALPS ALPINE may distribute as surplus. For more details regarding surplus, see “—Dividends” above.

Transfer Agent

ALPS ALPINE’s transfer agent, as set forth in the share handling regulations of ALPS ALPINE, is Mitsubishi UFJ Trust and Banking Corporation. The transfer agent maintains ALPS ALPINE’s register of shareholders.

Record Date

Under the articles of incorporation of ALPS ALPINE, March 31 is the record date for ALPS ALPINE’s year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders and September 30 is the record date for ALPS ALPINE’s interim dividends. In addition, by a resolution of the board of directors, and after giving at least two weeks’ prior public notice, ALPS ALPINE may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Under the Book-Entry Act, JASDEC is required to promptly give ALPS ALPINE notice of the names and addresses of ALPS ALPINE’s shareholders, the number of shares held by them and other relevant information as of each record date.

Report of Substantial Shareholdings

The FIEA and its related regulations, in general, require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of an appropriate local finance bureau, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent or more in any such holding ratio or any change in material matters set out in any previously filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically and furnish copies thereof to the issuer of such shares and to all the Japanese stock exchanges on which the shares are listed. The report is then disclosed via the Internet.

10.C	MATERIAL CONTRACTS

All contracts concluded by ALPS ALPINE during the two years preceding this filing were entered into in the ordinary course of business or were otherwise immaterial.

10.D	EXCHANGE CONTROLS

The Foreign Exchange and Foreign Trade Act of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by ALPS ALPINE and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell ALPS ALPINE’s shares outside Japan.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Non-Residents” as:

•	individuals who are not resident in Japan; or

•

corporations whose principal offices are located outside Japan. Generally, branches and other offices of non-resident corporations within Japan are regarded as Exchange Residents, and branches and other offices of Japanese corporations located outside Japan are regarded as Exchange Non-Residents.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are Exchange Non-Residents;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•

corporations (i) not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within either of the preceding two items or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are Exchange Non-Residents.

10.E	TAXATION

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) of the ownership of shares of ALPS ALPINE common stock to non-resident holders. A “non-resident holder” means a holder of shares of ALPS ALPINE common stock, as the case may be, who holds such shares as portfolio investments, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan. For purposes of this discussion, a holder of shares is considered to own such shares, as applicable, as a portfolio investment if the holder owns less than 25% of the total number of the relevant corporation’s issued shares.

The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis. This discussion is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the ownership and disposition of ALPS ALPINE’s shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Ownership and Disposition of ALPS ALPINE Shares

Generally, a non-resident holder will be subject to Japanese withholding tax on dividends paid by ALPS ALPINE. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders is (a) 20.42% for dividends to be paid on or before December 31, 2037, and (b) 20% for dividends to be paid thereafter. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of ALPS ALPINE common stock) to non-resident holders, except for any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to (i) 15.315% for dividends to be paid on or before December 31, 2037, and (ii) 15% for dividends to be paid thereafter.

Under the current income tax convention between the United States and Japan, as amended (the “Tax Treaty”), the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor generally is limited to 10% of the gross amount, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund. An “Eligible U.S. Holder” refers to a any beneficial owner of shares of ALPS ALPINE common stock that: (i) is a resident of the United States for purposes of the Treaty; (ii) does not maintain a permanent establishment in Japan (a) with which shares of ALPS ALPINE common stock are effectively connected or (b) of which shares of ALPS ALPINE common stock form part of the business property; and (iii) is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of ALPS ALPINE common stock.

If the maximum tax rate provided for in the Tax Treaty applicable to dividends paid by ALPS ALPINE to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the Tax Treaty applicable to such particular non-resident holder, such non-resident holder of shares of ALPS ALPINE common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. A non-resident holder who is entitled, under the Tax Treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but that failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under the Tax Treaty (if such non-resident holder is entitled to a reduced treaty rate under the Tax Treaty) or the whole of the withholding tax withheld (if such non-resident holder is entitled to an exemption under the Tax Treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. ALPS ALPINE does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under the Tax Treaty where the required procedures described above are not followed.

Gains derived from the sale or other disposition of shares of ALPS ALPINE common stock outside Japan by a non-resident holder holding such shares as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of ALPS ALPINE common stock as legatee, heir or donee even if neither the acquiring individual nor the decedent nor the donor is a Japanese resident.

Holders of ALPS ALPINE common stock should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

U.S. Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of owning and disposing of ALPS ALPINE’s shares to U.S. Holders, as defined below, that hold the shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the tax consequences relating to the ownership and disposition of ALPS ALPINE’s shares, and does not take into account U.S. Holders who may be subject to special rules including:

•	tax-exempt entities;

•	certain financial institutions;

•	certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. expatriates;

•	persons liable for alternative minimum tax;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the notes being taken into account in an “applicable financial statement” (as defined in Section 451 of the Code);

•	persons that own (directly, indirectly, or constructively) 10% or more of the voting power or value of our equity;

•

persons that hold the shares as part of a straddle or a hedging or conversion transaction; pass-through entities, including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes, and beneficial owners of pass-through entities; or

•	persons whose functional currency is not the U.S. dollar.

This discussion is based on the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change, or changes in interpretation, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a beneficial owner of the ALPS ALPINE shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a United States court and the control of one or more U.S. persons; or

•	that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds ALPS ALPINE shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of a partnership that holds ALPS ALPINE shares should consult their tax advisors regarding the consequences of the ownership and disposition of the ALPS ALPINE shares.

This discussion assumes that ALPS ALPINE was not a passive foreign investment company (“PFIC”) for 2018, as described below.

U.S. Holders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of ALPS ALPINE shares.

Distributions on the ALPS ALPINE shares

The gross amount of any distribution (without reduction for any foreign taxes withheld) made on the ALPS ALPINE shares out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in a U.S. Holder’s gross income as dividend income when the distribution is actually or constructively received. Because ALPS ALPINE does not intend to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances, dividends paid to certain non-corporate U.S. Holders will be taxable at the favorable rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of ALPS ALPINE shares will constitute income from sources outside the United States, and will generally be “passive category income” or, in the case of certain U.S. Holders, “general category income.” Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed, at a rate not exceeding the rate provided by the Treaty, in respect of a ALPS ALPINE dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or alternatively as a deduction in the computation of such U.S. Holder’s taxable income if the U.S. Holder does not elect to claim a credit for any foreign taxes paid or accrued for the taxable year. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. The rules governing foreign tax credits are complex, and a U.S. Holder should consult its own tax adviser regarding the availability of foreign tax credits in its particular circumstances.

Dividends paid in Japanese yen will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend by the U.S. Holder regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Sale or Other Disposition of ALPS ALPINE Shares or ADSs

In general, upon a sale or other taxable disposition of shares of ALPS ALPINE stock, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those shares. A U.S. Holder generally will have an adjusted tax basis in a share of ALPS ALPINE stock equal to its U.S. dollar cost. Gain or loss recognized on the sale or other taxable disposition of ALPS ALPINE shares generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares exceeds one year, will be long-term capital gain or loss. Non-corporate U.S. Holders, including individuals, currently are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal income tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of ALPS ALPINE shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75% of its gross income is passive income or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income.

ALPS ALPINE believes that it was not a PFIC for U.S. federal income tax purposes for its 2018 fiscal year and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. However, since PFIC status depends upon the composition of ALPS ALPINE’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that ALPS ALPINE will not be considered a PFIC for any taxable year. If ALPS ALPINE were treated as a PFIC for any taxable year during which a U.S. Holder owned ALPS ALPINE shares, certain adverse tax consequences could apply to such U.S. Holder.

If ALPS ALPINE were treated as a PFIC for any taxable year during which a U.S. Holder owned ALPS ALPINE shares, gain recognized by a U.S. Holder on the sale or other disposition, including certain pledges, of ALPS ALPINE shares would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before ALPS ALPINE became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of ALPS ALPINE shares in excess of 125% of the average of the annual distributions on such securities received by a U.S. Holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (including a mark-to-market election) may be available to a U.S. Holder that would result in alternative tax treatments.

In addition, if ALPS ALPINE were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If ALPS ALPINE were a PFIC for any taxable year during which a U.S. Holder owned ALPS ALPINE shares, the U.S. Holder would generally be required to file IRS Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

If ALPS ALPINE were a PFIC for any taxable year, the PFIC rules outlined above would not apply to a U.S. Holder if such holder made a mark-to-market election with respect to such shares. Such an election is only available if the ALPS ALPINE shares are considered “marketable stock.” For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations.

Additionally, if ALPS ALPINE were a PFIC for any taxable year, the PFIC rules outlined above would not apply to a U.S. Holder if such holder alternatively elected to treat ALPS ALPINE as a qualified electing fund (“QEF”). An election to treat ALPS ALPINE as a QEF will not be available, however, if ALPS ALPINE does not provide the information necessary to make such an election. ALPS ALPINE will not provide U.S. Holders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to the ALPS ALPINE shares.

Prospective investors should consult their tax advisors regarding the potential application of the PFIC rules to ALPS ALPINE shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of ALPS ALPINE stock) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of ALPS ALPINE shares.

10.F	DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G	STATEMENT BY EXPERTS

Not applicable.

10.H	DOCUMENTS ON DISPLAY

ALPS ALPINE files annual reports on Form 20-F and reports on Form 6-K with the SEC. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

10.I	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of business, ALPS ALPINE is exposed to a variety of market risks that are typical for the industries and sectors in which it operates. ALPS ALPINE is exposed to the risk of fluctuations in currency exchange rates and interest rates.

For a discussion of market risk and other risks, refer to Note 29 “Financial instruments” to ALPS ALPINE’s audited consolidated financial statements, included elsewhere in this annual report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A	DEBT SECURITIES

Not applicable.

12.B	WARRANTS AND RIGHTS

Not applicable.

12.C	OTHER SECURITIES

Not applicable

12.D	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

ALPS ALPINE, under the supervision and with the participation of its management, including Toshihiro Kuriyama, who is ALPS ALPINE’s chief executive officer, and Toshinori Kobayashi who is ALPS ALPINE’s chief financial officer, performed an evaluation of the effectiveness of the respective disclosure controls and procedures of ALPS ALPINE as of March 31, 2019. Its management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, ALPS ALPINE’s Toshihiro Kuriyama and Toshinori Kobayashi concluded that the disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing, and reporting the information that ALPS ALPINE is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the SEC for newly public companies.

ITEM 16.	[RESERVED]

16.A	AUDIT COMMITTEE FINANCIAL EXPERT

The Audit and Supervisory Committee of ALPS ALPINE has determined that it does not have an “audit committee financial expert” within the meaning of the rules of the SEC serving on the Audit and Supervisory Committee. Under the Companies Act, ALPS ALPINE is not required to have an audit committee financial expert. The Audit and Supervisory Committee members must fulfill requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices, and the qualifications for, and powers of, Audit and Supervisory Committee members delineated in the Companies Act are different from those anticipated for audit committee financial experts. The Audit and Supervisory Committee members have the authority to receive reports from a certified public accountant or an accounting firm concerning audits and to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. Although ALPS ALPINE does not have an audit committee financial expert on its Audit and Supervisory Committee, ALPS ALPINE believes that its current corporate governance system, taken as a whole, including the Audit and Supervisory Committee members’ ability to consult internal and external experts, is prudent and in accordance with accepted governance practices in its home jurisdiction.

16.B	CODE OF ETHICS

ALPS ALPINE has not adopted a code of ethics within the meaning of the rules of the SEC because ALPS ALPINE believes that its corporate culture and corporate philosophy, which identifies carrying out its business in a highly ethical manner as a top priority, together with rules promoting compliance with applicable laws and regulations and prohibiting insider trading, chief of which being the ALPS ALPINE Group Compliance Charter, are reasonably designed to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with laws and regulations among its executives and employees.

16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC has audited the financial statements of ALPS ALPINE included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young ShinNihon LLC and the various network and member firms of Ernst & Young to ALPS ALPINE during the fiscal years ended March 31, 2018 and 2019.

	For the fiscal year ended March 31,
	2018	2019
	(Millions of yen)
Audit fees*[1]	988	1,109
Audit-related fees	—	—
Tax fees*[2]	100	89
All other fees*[3]	36	—

Total	1,124	1,198

*1

Audit Fees consist of fees billed for the annual audit services engagement, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of ALPS ALPINE and its subsidiaries and affiliated companies, as well as the services associated with SEC registration statements and reports.

*2

Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice, compliance with federal, state, local and international tax and the review and filing of tax returns.

*3	All Other Fees primarily include fees billed with regard to ALPS ALPINE’s conversion to IFRS.

Policies and Procedures of the Audit and Supervisory Committee

Pursuant to Rule 2-01(c)(7) of Regulation S-X, the Audit and Supervisory Committee pre-approves the audit and permissible non-audit services performed by our principal accountants, Ernst & Young ShinNihon LLC, and by other member firms of Ernst & Young network for ALPS ALPINE and its subsidiaries. Under ALPS ALPINE’s pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval.”

Under the pre-approval procedure for “General Pre-Approval,” services that are rendered by Ernst & Young ShinNihon LLC, or by other member firms of Ernst & Young, recurrently, are specifically identified, together with the estimated fee amount. The Audit and Supervisory Committee reviews the list of these services and related matters on annual basis, and approves these services prior to the services rendered.

Under the pre-approval procedures for “Specific Pre-Approval,” if any proposed services are not on the general pre-approved list, each ALPS ALPINE group company must submit an application to ALPS ALPINE’s Audit and Supervisory Committee for such services. After reviewing the details and estimated fee levels for each engagement, ALPS ALPINE’s Audit and Supervisory Committee may make a pre-approval decision concerning these services.

During fiscal year 2018, all of the services provided by Ernst & Young ShinNihon LLC, or by other member firms of the Ernst & Young network, were approved by ALPS ALPINE’s Audit and Supervisory Committee pursuant to the pre-approval policy described above, and no such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

16.D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

16.G	CORPORATE GOVERNANCE

Not applicable.

16.H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

ITEM 19.	EXHIBITS.

ALPS ALPINE has filed the following documents as exhibits to this document.

Exhibit Number	Description of Exhibit

1.1	English translation of the Articles of Incorporation of ALPS ALPINE

1.2	English translation of the Board of Directors Regulations of ALPS ALPINE

1.3	English translation of the Share Handling Regulations of ALPS ALPINE

1.4	English translation of the Audit and Supervisory Committee Regulations of ALPS ALPINE

8.1	List of Major Subsidiaries of ALPS ALPINE

12.1	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Presentation Linkbase

101.LAB	XBRL Taxonomy Extension Definition Linkbase

101.PRE	XBRL Taxonomy Extension Labels Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALPS ALPINE CO., LTD.

By:	/s/ Toshihiro Kuriyama
Name:	Toshihiro Kuriyama
Title:	Representative Director, President & CEO

Date:  July 10, 2019

ALPS ALPINE CO., LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Alps Alpine Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alps Alpine Co., Ltd. and subsidiaries (the “Company”) as of March 31, 2018 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young ShinNihon LLC

We have served as the Company’s auditor since 2000.

Tokyo, Japan

July 10, 2019

ALPS ALPINE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2018 AND 2019

		(Millions of yen)

		As of March 31
	Note	2018	2019
Assets
Current assets:
Cash and cash equivalents	5	120,010	118,974
Trade and other receivables	6,29	166,148	160,785
Inventories	7	98,039	98,801
Income taxes receivable		1,332	3,436
Other financial assets	10,29	1,973	4,139
Other current assets	11	12,328	15,305

Total current assets		399,830	401,440

Non-current assets:
Property, plant and equipment	8,14	187,703	189,667
Intangible assets	9	21,449	25,754
Associates and joint ventures accounted for using the equity method	31	4,803	4,451
Other financial assets	10,29	54,332	57,304
Deferred tax assets	27	25,876	26,100
Other non-current assets	11	7,194	6,612

Total non-current assets		301,357	309,888

Total assets		701,187	711,328

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ALPINE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2018 AND 2019

		(Millions of yen)

		As of March 31
	Note	2018	2019
Liabilities and equity
Liabilities
Current liabilities:
Trade and other payables	12,29	121,931	112,951
Borrowings	14,29	36,805	38,246
Other financial liabilities	15,29	2,576	2,104
Provisions	16	7,360	9,161
Income taxes payable		7,681	4,637
Other current liabilities	18	29,433	29,232

Total current liabilities		205,786	196,331

Non-current liabilities:
Borrowings	14,29	33,465	70,384
Other financial liabilities	15,29	2,463	3,125
Provisions	16	973	1,141
Defined benefit liabilities	17	17,170	19,476
Deferred tax liabilities	27	9,128	4,730
Other non-current liabilities	18	6,405	5,075

Total non-current liabilities		69,604	103,931

Total liabilities		275,390	300,262

Equity
Equity attributable to owners of the Company
Share capital	19	38,730	38,730
Capital surplus	19	55,664	135,130
Retained earnings	19	209,702	224,285
Treasury shares	19	(3,497)	(18,284)
Other components of equity		(65)	2,819

Total equity attributable to owners of the Company		300,534	382,680
Non-controlling interests	19	125,263	28,386

Total equity		425,797	411,066

Total liabilities and equity		701,187	711,328

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ALPINE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

		(Millions of yen)

		For the year ended March 31
	Note	2017	2018	2019
Revenue	4,22	751,563	857,532	850,475
Cost of goods sold	7,13,24	(600,073)	(669,514)	(689,094)

Gross profit		151,490	188,018	161,381
Selling, general and administrative expenses	13,16,23,24	(108,038)	(118,651)	(116,257)
Other operating income	25	1,906	1,642	1,739
Other operating expenses	8, 25	(3,325)	(1,879)	(3,738)
Share of losses of associates and joint ventures accounted for using the equity method	31	(290)	(471)	(1,499)

Operating profit		41,743	68,659	41,626
Finance income	26	1,076	1,146	1,363
Finance costs	26	(1,334)	(4,235)	(3,429)

Profit for the year before income taxes		41,485	65,570	39,560

Income tax expenses	27	(9,918)	(20,217)	(7,351)

Net profit for the year		31,567	45,353	32,209

Net profit for the year attributable to:
Owners of the Company		27,458	38,352	24,383
Non-controlling interests		4,109	7,001	7,826
Earnings per share attributable to owners of the Company
Basic (yen)	33	140.16	195.77	121.49
Diluted (yen)	33	140.12	195.69	121.43

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ALPINE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

		(Millions of yen)

		For the year ended March 31
	Note	2017	2018	2019
Net profit for the year		31,567	45,353	32,209

Other comprehensive income, net of taxes
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	17,28	1,868	3,121	(1,147)
Changes in fair value of financial assets measured at fair value through other comprehensive income	28	401	(4,161)	3,130

Subtotal		2,269	(1,040)	1,983

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	28	(6,431)	4,102	(2,140)

Subtotal		(6,431)	4,102	(2,140)

Total other comprehensive income (loss) for the year, net of taxes		(4,162)	3,062	(157)

Comprehensive income for the year		27,405	48,415	32,052

Comprehensive income attributable to:
Owners of the Company		25,727	42,073	23,386
Non-controlling interests	19	1,678	6,342	8,666

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ALPINE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

		(Millions of yen)

		Share capital	Capital surplus	Retained earnings	Treasury shares	Other components of equity					Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	Note					Changes in fair value of financial assets measured at fair value through other comprehensive income	Foreign currency translation	Remeasurements of defined benefit plans	Share acquisition rights	Total
Balance as of April 1, 2016		38,730	56,847	151,693	(3,505)	1,976	—	—	180	2,156	245,921	121,110	367,031
Total comprehensive income (loss) for the year
Net profit for the year		—	—	27,458	—	—	—	—	—	—	27,458	4,109	31,567
Other comprehensive income (loss)	28	—	—	—	—	1,046	(4,463)	1,686	—	(1,731)	(1,731)	(2,431)	(4,162)

Total comprehensive income (loss) for the year		—	—	27,458	—	1,046	(4,463)	1,686	—	(1,731)	25,727	1,678	27,405

Transactions with owners
Acquisitions of treasury shares	19	—	—	—	(3)	—	—	—	—	—	(3)	—	(3)
Disposals of treasury shares	19	—	7	—	15	—	—	—	—	—	22	—	22
Dividends	21	—	—	(5,877)	—	—	—	—	—	—	(5,877)	(1,930)	(7,807)
Share-based payments		—	—	—	—	—	—	—	68	68	68	—	68
Transfer from other components of equity to retained earnings		—	—	2,098	—	(412)	—	(1,686)	—	(2,098)	—	—	—
Changes in non-controlling interests		—	(1,182)	—	—	—	—	—	—	—	(1,182)	(131)	(1,313)
Others		—	(2)	5	—	—	—	—	—	—	3	—	3

Total transactions with owners		—	(1,177)	(3,774)	12	(412)	—	(1,686)	68	(2,030)	(6,969)	(2,061)	(9,030)

Balance as of March 31, 2017		38,730	55,670	175,377	(3,493)	2,610	(4,463)	—	248	(1,605)	264,679	120,727	385,406
Total comprehensive income (loss) for the year
Net profit for the year		—	—	38,352	—	—	—	—	—	—	38,352	7,001	45,353
Other comprehensive income (loss)	28	—	—	—	—	(1,843)	2,936	2,628	—	3,721	3,721	(659)	3,062

Total comprehensive income (loss) for the year		—	—	38,352	—	(1,843)	2,936	2,628	—	3,721	42,073	6,342	48,415

Transactions with owners
Acquisitions of treasury shares	19	—	—	—	(4)	—	—	—	—	—	(4)	—	(4)
Dividends	21,30	—	—	(6,269)	—	—	—	—	—	—	(6,269)	(2,028)	(8,297)
Share-based payments		—	—	—	—	—	—	—	85	85	85	—	85
Transfer from other components of equity to retained earnings		—	—	2,266	—	362	—	(2,628)	—	(2,266)	—	—	—
Changes in non-controlling interests		—	(6)	—	—	—	—	—	—	—	(6)	222	216
Others		—	(0)	(24)	—	—	—	—	—	—	(24)	—	(24)

Total transactions with owners		—	(6)	(4,027)	(4)	362	—	(2,628)	85	(2,181)	(6,218)	(1,806)	(8,024)

Balance as of March 31, 2018		38,730	55,664	209,702	(3,497)	1,129	(1,527)	—	333	(65)	300,534	125,263	425,797

ALPS ALPINE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

		(Millions of yen)

		Share capital	Capital surplus	Retained earnings	Treasury shares	Other components of equity					Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	Note					Changes in fair value of financial assets measured at fair value through other comprehensive income	Foreign currency translation	Remeasurements of defined benefit plans	Share acquisition rights	Total
Total comprehensive income (loss) for the year
Net profit for the year		—	—	24,383	—	—	—	—	—	—	24,383	7,826	32,209
Other comprehensive income (loss)	28	—	—	—	—	1,214	(1,013)	(1,198)	—	(997)	(997)	840	(157)

Total comprehensive income (loss) for the year		—	—	24,383	—	1,214	(1,013)	(1,198)	—	(997)	23,386	8,666	32,052

Transactions with owners
Acquisitions of treasury shares	19	—	—	—	(17,706)	—	—	—	—	—	(17,706)	—	(17,706)
Disposal of treasury shares	19	—	18	—	34	—	—	—	(80)	(80)	(28)	—	(28)
Dividends	21,30	—	—	(8,816)	—	—	—	—	—	—	(8,816)	(6,089)	(14,905)
Share-based payments		—	—	—	—	—	—	—	108	108	108	—	108
Transfer from other components of equity to retained earnings		—	—	(982)	—	(216)	—	1,198	—	982	—	—	—
Share exchange	19	—	79,485	—	2,885	(1,116)	4,006	—	—	2,890	85,260	(99,442)	(14,182)
Changes in non-controlling interests		—	(37)	—	—	—	(19)	—	—	(19)	(56)	(19)	(75)
Others		—	—	(2)	—	—	—	—	—	—	(2)	7	5

Total transactions with owners		—	79,466	(9,800)	(14,787)	(1,332)	3,987	1,198	28	3,881	58,760	(105,543)	(46,783)

Balance as of March 31, 2019		38,730	135,130	224,285	(18,284)	1,011	1,447	—	361	2,819	382,680	28,386	411,066

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ALPINE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

		(Millions of yen)

		For the year ended March 31
	Note	2017	2018	2019
Cash flows from operating activities:
Profit for the year before income taxes		41,485	65,570	39,560
Adjustments for:
Depreciation and amortization	4,8,9,24	33,381	36,924	45,335
Impairment losses on property, plant and equipment	8	164	299	1,840
Interest and dividends income	26	(1,061)	(1,146)	(1,345)
Interest expense	26	557	805	1,328
Share of losses of associates and joint ventures accounted for using the equity method	31	290	471	1,499
Gain on sales of property, plant and equipment	25	(179)	(366)	(539)
Loss on sales and disposals of property, plant and equipment	25	1,113	881	600
Decrease (increase) in trade and other receivables		(28,424)	(10,051)	4,387
Increase in inventories		(4,201)	(4,739)	(1,748)
Increase (decrease) in trade and other payables		6,163	(1,145)	4,016
Non-cash changes in defined benefit liabilities		(2,744)	280	322
Increase (decrease) in other liabilities		1,243	2,860	(559)
Others		8,486	(5,853)	(5,374)

Cash provided by operating activities:		56,273	84,790	89,322
Interest received		399	616	898
Dividend received		589	589	492
Interest paid		(509)	(774)	(1,273)
Income taxes paid		(15,153)	(14,176)	(16,138)

Net cash provided by operating activities		41,599	71,045	73,301
Cash flows from investing activities:
Acquisition of property, plant and equipment		(41,144)	(61,232)	(51,989)
Acquisition of intangible assets		(7,922)	(7,809)	(9,202)
Payments for other investments		(3,704)	(304)	(5,046)
Proceeds from sales of other financial assets	10	12,514	1	877
Others		1,189	839	(560)

Net cash used in investing activities		(39,067)	(68,505)	(65,920)
Cash flows from financing activities:
Repayment of long-term borrowings	35	(12,704)	(1,875)	(3,085)
Proceeds from long-term borrowings	35	8,350	10,698	46,053
Increase (decrease) in short-term borrowings, net	35	14,406	(2,704)	(4,200)
Purchase of treasury shares		(3)	(3)	(17,522)
Contribution to trust fund for purchase of treasury shares		—	—	(1,990)
Purchase of shares from non-controlling interests	19	—	—	(11,570)
Cash dividends paid	21	(5,877)	(6,269)	(8,816)
Cash dividends paid to non-controlling interests	30	(1,930)	(2,028)	(6,089)
Repayments of lease obligations	35	(1,135)	(713)	(644)
Others		(152)	16	(39)

Net cash provided by (used in) financing activities		955	(2,878)	(7,902)
Effect of exchange rate changes on cash and cash equivalents		(2,004)	2,090	(515)

Net increase (decrease) in cash and cash equivalents		1,483	1,752	(1,036)
Cash and cash equivalents at the beginning of the year		116,775	118,258	120,010

Cash and cash equivalents at the end of the year	5	118,258	120,010	118,974

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ALPINE CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Reporting entity

ALPS ALPINE CO., LTD. (hereinafter referred to as the “Company”) is listed on the First Section of the Tokyo Stock Exchange. The Company and its subsidiaries (collectively the “Group”) are engaged in manufacturing and sales of electronic components, car navigation and audio systems, and providing integrated logistics service specializing in electronic components. Principal manufacturing facilities are located in Japan, China, other Asian countries, Europe, and the U.S. The Company’s registered address is 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo 145-8501, Japan.

The Group’s consolidated financial statements for the year ended March 31, 2019 were authorized for issuance by the Company’s Representative Director and President & CEO, Toshihiro Kuriyama and Vice President and Officer in charge of Corporate Planning, Accounting and Finance, Toshinori Kobayashi, on July 10, 2019 and subsequent events have been considered up to that date.

On December 5, 2018, the Share Exchange Agreement was approved at the extraordinary general meetings of the shareholders of Alpine Electric Co., Ltd. (“Alpine”), through which Alpine would become wholly owned by Alps Electric Co., Ltd (“Alps”). On January 1, 2019, Alps acquired the interests in Alpine held by other parties (the non-controlling interests), increasing its ownership interest to 100%. Pursuant to the Share Exchange Agreement, Alpine shareholders (the non-controlling interests) received 0.68 of an Alps’s share per one share of Alpine. Concurrent with the execution of the share exchange, Alps was renamed ALPS ALPINE CO., LTD.

2.	Basis of preparation of the financial statements

(1) Applicable financial reporting framework

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Group has prepared these consolidated financial statements in accordance with IFRS for the purpose of filing with the Securities and Exchange Commission of the United States of America in connection with the above mentioned Business Integration.

(2) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the application of fair value measurements required or allowed by relevant accounting standards. Fair value measurement is explained below.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

•	Level 3 inputs are unobservable inputs for the asset or liability.

(3) Functional currency and presentation currency

The consolidated financial statements are presented in Japanese yen, which is the functional currency of the Company and the presentation currency of the Group. All amounts have been rounded to the nearest million yen, unless otherwise indicated.

(4) Significant accounting judgments, estimates and assumptions

In preparing these consolidated financial statements under IFRS, management has made certain judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the circumstances.

Although the estimates were made based on best information available at the date of authorization for issuance of these consolidated financial statements, any changes to estimates that may occur in the future would be reflected prospectively from that time, and the effect of the change would be recognized in the consolidated statements of profit or loss and comprehensive income for the period in which the estimates are revised and in any future periods.

Information about judgements, estimates and assumptions that have significant effects on the amounts recognized in the consolidated financial statements is as follows:

(a) Scope of consolidation

The Company’s most significant consolidated subsidiaries are Alpine and Alps Logistics Co., Ltd. (“Alps Logistics”), each of which originates from the Group’s business operations and forms the core segment companies of the Group. The Company holds less than half of the voting rights in Alpine until December 31, 2018 and Alps Logistics as of March 31, 2019, but has other power features. Analysis and judgment are required to assess whether the Company possesses power over Alpine and Alps Logistics through contractual and other rights, including consideration of indicators that give it the practical ability to unilaterally direct the relevant activities of Alpine and Alps Logistics. Based on comprehensive assessments, the Company concludes that it possesses the power, and ultimately controls Alpine and Alps Logistics. Different assessments may lead to significantly different financial results if Alpine and Alps Logistics were not to be consolidated, but accounted for under the equity method. See Note 3(1)(a) “Subsidiaries” and Note 30 “Principal subsidiaries” for more detail.

(b) Useful lives of property, plant and equipment, and intangible assets

Property, plant and equipment, except for land and construction in progress, are depreciated over the estimated useful lives that reflect the period in which the asset’s future economic benefits are expected to be consumed. Depreciation charges for the period may increase and the estimated useful lives may become shorter if any property, plant and equipment become obsolete or its original intended use is changed. For more information in relation to useful lives, see Note 3 (6) “Property, plant and equipment” and Note 3 (7) “Intangible assets.”

(c) Impairment of non-financial assets including property, plant and equipment, and intangible assets

The Company assesses at the end of each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, the Company recognizes impairment losses when its carrying amount exceeds its recoverable amount. The recoverable amount of an asset or cash-generating unit (“CGU”) is the higher of fair value less costs of disposal and value in use. Value in use calculated and used in impairment tests is based on assumptions such as future cash flows, discount rates and long-term growth rates. These assumptions are based on the best estimates and judgments made by management. However, these assumptions may be affected by changes in future economic conditions, which may have a material impact on the consolidated financial statements in future periods. Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants. The recoverable amount of CGU is further explained in Note 3 (9) “Impairment of property, plant and equipment, and intangible assets.” For more information in relation to impairment, see Note 8 (2) “Impairment losses.”

(d) Recoverability of deferred tax assets

In recognizing deferred tax assets, the Group estimates the timing and amount of future taxable income based on the Company’s business plans. Such estimates may be affected by future results of operations of the Company.

For more descriptions of accounting policies and other information in relation to deferred tax assets, see Note 3 (15) “Income taxes” and Note 27 “Income taxes.”

(e) Measurement of defined benefit obligations

The Group has retirement benefits plans including defined benefit plans. The present value of defined benefit obligations of each of these plans and the service costs are calculated based on actuarial assumptions, which require estimates and judgments on variables such as discount rates and mortality rates. The Group obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions including these variables, and determines the actuarial assumptions based on the best estimates and judgments made by management. However, it is possible that these assumptions may be affected by changes in future economic conditions, or by the enactment or the amendment of related laws, which may have a material impact on the consolidated financial statements in future periods.

The actuarial assumptions for measurement of defined benefit obligations are more fully described in Note 17 “Employee benefits.”

(f) Measurement of financial assets without quoted prices in active markets

The Group has used valuation techniques that incorporate unobservable inputs in the market when assessing the fair value of unlisted shares. Unobservable inputs may be affected by changes in uncertain future economic conditions, which may bring about changes in fair value of the shares, and result in a material impact on the consolidated financial statements in future periods.

Valuation of financial assets is more fully described in Note 29 (7) “Fair value hierarchy of financial instruments.”

(5) Accounting standards issued but not yet adopted

At the date of authorization for issue of these consolidated financial statements, the following standard was issued by the IASB but not yet adopted by the Group:

IFRS 16, “Leases,” was issued in January 2016 and specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for most leases.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. Accordingly, the Group will be required to adopt the new standard effective April 1, 2019. The Group will elect to use the modified retrospective approach with the cumulative effect on initially applying the new standard being recognized in the opening balance of the year of initial application. Based on current information, the main impact of transitioning to the new standard would result from the capitalization of warehouse and office leases that are currently classified as operating leases under IAS17.

Upon adoption of this new standard on April 1, 2019, the Group anticipates recognizing right-of-use lease assets and corresponding liabilities of approximately 28 billion yen related to the leases that are currently classified as operating leases. Further, the Group does not anticipate that the adoption of this standard will have a material impact on its consolidated statement of profit or loss or cash flows.

3.	Significant accounting policies

Significant accounting policies and measurement basis used by the Group in preparing these consolidated financial statements are as follows. Except for (18) Revenue recognition, these policies have been consistently applied to all the reporting periods presented.

(1) Basis of consolidation

(a) Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Group. Control is achieved when the Group has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The financial statements of the subsidiaries are consolidated into the consolidated financial statements of the Group from the date when the Group obtains control over a subsidiary until the date the Group loses control of the subsidiary. Additionally, the financial statements of subsidiaries are adjusted to conform to the accounting policies adopted by the Group, as necessary.

The Group treats transactions with non-controlling interests (“NCI”) that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in equity attributable to owners of the Company.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

When the Group ceases to have control over a subsidiary, any retained interest in the entity is remeasured to its fair value on the date when control is lost, with the change in the carrying amount recognized in profit or loss in its entirety.

(b) Associates and joint ventures

Associates are entities over which the Group has significant influence, but not control or joint control, over management decision-making in relation to their financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity.

Joint control is a contractual arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each party. Joint ventures are joint arrangements whereby the parties who have joint control of the arrangement have the rights to the net assets of the arrangement.

Investments in interests in associates and joint ventures are accounted for using the equity method. Under the equity method, investments in interests are initially recognized at cost, and adjusted for changes in the net assets of associates and joint ventures that arise after the date of the acquisition.

When the Group’s interest in an associate or a joint venture is reduced, but the investment continues to be classified as an associate or a joint venture respectively, the Group reclassifies to profit or loss the proportion of the related gain or loss that had previously been recognized in other comprehensive income (“OCI”) corresponding to that reduction in ownership interest. However, where the investment ceases to be classified as an associate or joint venture but is classified as a financial asset, the Group measures the retained interest at fair value in accordance with IFRS 9, and recognizes in profit or loss any difference between such fair value and the carrying amount at the date the equity method was discontinued.

The Group’s share of operating results of associates and joint ventures is adjusted to conform to the Group’s accounting policy and recognized as “Share of profit or loss of associates and joint ventures accounted for using the equity method” in the consolidated statements of profit or loss. Unrealized gains or losses on transactions are eliminated to the extent of the Group’s interest in the investee.

Impairment in respect of an equity-method investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

(2) Foreign currency transactions

(a) Foreign currency transactions

Foreign currency transactions are converted into the functional currency of each company using foreign currency exchange rates prevailing at the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of transaction. Foreign currency differences are generally recognized in profit or loss.

(b) Translation of foreign operations

The assets and liabilities of foreign operations, which use a functional currency other than Japanese yen are translated into Japanese yen at exchange rates at the reporting date. Income and expenses of foreign operations are translated into Japanese yen at exchange rates at the dates of the transactions, which are approximated using average exchange rates, unless the exchange rates fluctuate significantly.

Foreign currency differences are recognized in OCI and accumulated in the foreign currency translation reserve in other components of equity, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control or significant influence is lost, the cumulative amount in the foreign currency translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

(3) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and is considered to be the board of directors of the Company.

(4) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

(5) Inventories

Inventories are valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs. The costs of inventories include direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, which are allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts.

(6) Property, plant and equipment

Property, plant and equipment are measured initially at cost and subsequently carried at the amount net of any accumulated depreciation and any accumulated impairment losses.

Costs incurred to enlarge, upgrade or improve the items that increase productivity, capacity or efficiency, or extend the useful lives of the assets are capitalized as an increase in the cost of the related asset, while repairs and maintenance expenses are charged to expense as incurred.

The depreciable amount is the cost of the asset less the estimated residual values. The Group depreciates its property, plant and equipment primarily using the straight-line method over the useful lives, as follows:

Years of useful lives
Buildings and structures	2 – 50
Machinery, equipment and vehicles	1 – 17
Tools, furniture and fixtures	1 – 20

The depreciation methods, useful lives and residual values are reviewed at the end of each reporting period, and any necessary changes are applied prospectively as a change in accounting estimate.

Gains or losses arising from the sales or disposals of an asset are determined as the difference between the carrying amount of the asset and its sales proceeds and recognized in “Other operating income” or “Other operating expenses” in the consolidated statements of profit or loss.

(7) Intangible assets

Intangible assets are measured initially at cost of acquisition or development. After initial recognition, intangible assets are carried at cost less accumulated amortizations and any accumulated impairment losses. Intangible assets acquired separately are measured at cost at initial recognition.

Intangible assets are amortized using the straight-line method over their estimated useful lives. Useful lives of major categories of intangible assets are as follows:

Years of useful lives
Software	2 – 10
Development costs	2 – 5

The amortization methods, useful lives and residual values are reviewed at the end of each reporting period, and if there are any changes necessary, those changes are applied prospectively as a change in accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.

(8) Leases

The determination of whether an arrangement is a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Lessee

The Group leases property, plant and equipment and intangible assets as a lessee. The determination of whether an agreement contains a lease is based on the examination of the economic nature of the transactions regardless of the form of the lease.

Among the lease transactions, those that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases, and leases other than finance leases are classified as operating leases.

For finance leases, leased assets (presented in the respective accounts of “Property, plant and equipment” or “Intangible assets”) and lease obligations (presented in “Other financial liabilities (current)” and “Other financial liabilities (non-current))” are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments.

For operating leases, lease payments are recognized as an expense on a straight-line basis over the lease term.

Lessor

The Group undertakes leasing activities involving property, plant and equipment as a lessor. The determination of whether an agreement contains a lease is based on the examination of the economic nature of the transactions regardless of the form of the lease.

For finance leases, net investments in finance leases are recognized as lease receivables (presented in “Trade and other receivables”). Lease receivables are categorized into amounts equivalent to the principal and interest of lease receivables. Further, if the main purpose of a finance lease is the sale of products and the finance leases have been implemented in accordance with sales policies, the lower of the fair value of the assets subject to leases or minimum lease payment receivable discounted at the market rate of interest is recognized as revenue, and the purchase price of the leased assets is recognized in cost of sales.

For operating leases, lease income is recognized on a straight line basis over the term of the lease. The respective leased assets are included in the statement of financial position based on their nature.

(9) Impairment of property, plant and equipment, and intangible assets

The Company assesses at the end of each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, the Company recognizes impairment losses when its carrying amount exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the higher of fair value less costs of disposal and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset or CGU. When it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of CGU to which the asset belongs is estimated.

When the carrying amount of CGU exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized in profit or loss. An impairment loss for CGU is allocated to the assets on the basis of the relative carrying amount of each asset in the unit.

The Group determines at the end of each reporting period whether there is any indication that an impairment loss recognized in prior years has decreased or extinguished. An impairment loss is reversed when there is an indication that there has been a change in the estimates used to determine an asset’s recoverable amount. When an impairment loss recognized is reversed, carrying amount of the asset is increased to its updated estimated recoverable amount. A reversal of an impairment loss is recognized, to the extent the increased carrying amount does not exceed the lower of the recoverable amount or the carrying amount (net of depreciation and amortization) that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized as “Other operating income.”

(10) Financial instruments

The Group applies the requirements for financial instruments under IFRS 9 “Financial Instruments” issued in July 2014.

(a) Recognition and derecognition

The Group initially recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

The Group directly writes off the gross carrying amount of financial assets that are legally discharged (by court or relevant law) or where the Group has no reasonable expectations of recovering a financial asset in question in its entirety or a portion.

(b) Offsetting

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legally enforceable right to offset the amounts and intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(c) Classification and measurement—financial assets

Financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVPL”).

A regular way purchase or sale of financial assets is recognized and derecognized, as applicable, using transaction date accounting or settlement date accounting. The Group applies the following dates to account for each classification of financial asset:

• Financial assets at amortized cost	Settlement date accounting
• Financial assets at FVOCI	Transaction date accounting
• Financial assets at FVPL	Transaction date accounting

(i) Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method. The impairment requirements discussed below are also applied.

(ii) Financial assets at FVOCI

A financial asset is measured at FVOCI if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(iii) Financial assets at FVPL

A financial asset that is not measured at amortized cost or FVOCI is classified as measured at FVPL. It can also be designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. A gain or loss on a financial asset that is measured at FVPL is recognized in profit or loss.

The Group may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at FVPL to present subsequent changes in fair value in other comprehensive income.

(iv) Investments in equity instruments designated at FVOCI

After initial recognition, investments in equity instruments not held for trading that are designated as measured at FVOCI should be measured at fair value, with no deduction for sale or disposal costs. With the exception of dividends received, the associated gains and losses (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently reclassified to profit or loss.

(d) Classification and measurement—financial liabilities

Financial liabilities are classified either as subsequently measured at FVPL or at amortized cost. Financial liabilities are classified as at FVPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. These liabilities are measured at fair value and changes therein, including any interest expense, are recognized in profit or loss.

Financial liabilities at amortized cost are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

(e) Impairment

Impairment is based on an expected credit loss (“ECL”) model. The Group applies a three-stage approach to measuring ECL on debt instruments accounted for at amortized cost and FVOCI. Assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL

For exposure on debt instruments where there has not been a significant increase in credit risk since initial recognition and that were not credit impaired upon origination, the portion of the lifetime ECL associated with the probability of default events occurring within the next 12 months is recognized.

Stage 2: Lifetime ECL—not credit-impaired

For credit exposure on debt instruments where there has been a significant increase in credit risk since initial recognition but that are not credit impaired, a lifetime ECL is recognized.

Stage 3: Lifetime ECL—credit-impaired

Financial assets are assessed as credit impaired when one or more events that have detrimental impact on the estimated future cash flows of that asset have occurred. For financial assets that have become credit impaired, a lifetime ECL is recognized and interest income is calculated applying the effective interest rate to the amortized cost (net of provision) rather than the gross carrying amount.

At each reporting date, the Group assesses whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. The indicators used by the Group to assess whether there is any objective evidence of impairment include: significant financial difficulties of the issuer or the borrower; breach of contract, such as default or past due event in interest or principal payment, or; probable event that borrower will enter bankruptcy or financial reorganization.

If, in a subsequent period, credit quality improves and reverses any previously assessed significant increase in credit risk since origination, then the provision for doubtful debts reverts from lifetime ECL to 12-month ECL.

The Group applies the simplified approach for all trade receivables and lease receivables, instead of the three-stages above. Under this approach, the Group does not track changes in credit risk, but instead recognizes loss allowances based on lifetime ECL upon origination and at each reporting date.

(f) Derivatives and hedge accounting

In order to hedge foreign currency risks, the Group utilizes derivative transactions including foreign exchange forward contracts. At the initiation of a transaction, the Group documents the relationship between the hedging instrument and the hedged item, along with the risk management objective and strategy for undertaking the hedge transaction. Additionally, at the inception of the hedge and on an ongoing basis, the Group assesses whether the derivative designated as hedging instrument meets the criteria for hedge accounting in offsetting changes in cash flows of the hedged item.

Derivatives are initially recognized at fair value. For derivatives which do not meet the criteria for hedge accounting, subsequent changes in fair value are recognized in profit or loss. For derivatives which meet the criteria for hedge accounting, changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. However, the ineffective portion of changes in the fair value of hedging derivatives is recognized in profit or loss.

Amounts accumulated in other comprehensive income are reclassified to profit or loss in the period when the hedged item affects profit or loss. However, when the hedged forecast transaction subsequently results in the recognition of a non-financial asset or liability, the amounts accumulated in other comprehensive income are included in the measurement of the asset or liability.

Furthermore, hedge accounting is discontinued prospectively when cash flow hedges no longer meet the criteria for hedge accounting, or when the hedging instrument expires or is sold, terminated or exercised.

(11) Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred and measured subsequently at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the financing of debt facilities are recognized as transaction costs of the debt to the extent that it is probable that some or all of the facility will be drawn down.

(12) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are expensed in the period in which they are incurred.

(13) Provisions and contingencies

The consolidated financial statements include all provisions for which it is considered more likely than not that the corresponding obligation will have to be settled.

Provisions are measured at the present value of the best estimate of the amount required to settle the obligation or transfer it, taking into account the information available on the event and its consequences. Adjustments arising from the discounting of the provision are recognized as finance costs when accrued.

Any items of contingent liabilities that may have a material impact on business in the future are disclosed in light of all available evidence at the end of the reporting period and by taking into account the probability of these contingencies and their impact on financial reporting.

(14) Employee benefits

(a) Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(b) Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided.

(c) Defined benefit plans

The Group’s net obligation related to defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations are performed annually by qualified actuaries using the projected unit credit method.

Remeasurements of defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense on defined benefit liabilities for the period by applying discount rate used to measure the defined benefit obligations at the beginning of the annual period to the then defined benefit liabilities, taking into account any changes in defined benefit liabilities during the period as a result of contributions and benefit payments. Net interest expense and other operating expenses related to defined benefit plans are recognized in profit or loss.

Actuarial gains and losses arising from the defined benefit plan are recognized immediately in other comprehensive income and directly reclassified to retained earnings from other components of equity.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(15) Income taxes

Income tax expense is comprised of current and deferred taxes, and it is recognized in profit or loss except for taxes arising from business combinations and transactions which are recognized directly in equity or in other comprehensive income.

(a) Current tax

Current tax is comprised of expected taxes payable or receivable on the taxable income or loss for the year and any adjustment to the taxes payable or receivable in respect of the previous years. The amount of current taxes payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any taxes arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and;

•

Temporary differences related to investments in subsidiaries, associates, and joint ventures to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Future taxable profits are estimated based on business plans for the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset only if certain criteria are met.

(16) Equity

(a) Ordinary shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of any related taxes.

(b) Repurchase and sale of ordinary shares (treasury shares)

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity and presented as treasury shares. When treasury shares are sold subsequently, the consideration received is recognized as an increase in equity and the difference between the consideration received and the carrying amount is recognized in capital surplus.

(17) Dividends

Dividends to shareholders of the Company are recognized as a liability when such dividends are approved by the shareholders on or before the end of the reporting period but not yet distributed at the end of the reporting period.

(18) Revenue recognition

The Group adopted the new revenue recognition standard issued by IASB, IFRS 15 “Revenue from Contracts with Customer” from the year beginning on April 1, 2018.

Before adoption of IFRS 15, the Group generally recognized revenue from sales of goods upon shipment or delivery, depending on when risk and rewards were transferred to customers. Revenue from rendering of services was recognized by reference to the stage of completion of the service at the end of the reporting period. Revenue was measured at the fair value of the consideration received or receivable, net of returns, trade discounts, volume rebates and consumption taxes. The Group has examined and concluded that the prior methods of revenue recognition and measurement were substantially in accordance with IFRS 15 and therefore no material adjustment was made to the beginning balance of the retained earnings under the modified retrospective method.

Details of the revenue recognition policy of the Group are as follows.

The Group recognizes revenue by applying the following steps:

Step 1: Identify the contracts with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when or as the entity satisfies a performance obligation

The Group engages in the manufacturing and selling of products such as electronic components, car navigation and audio systems and other products through the electronic components segment and the automotive infotainment segment. Revenue from sales of these products is recognized upon shipment or delivery, depending on when the control over the products is considered transferred to the customer based on sales agreements.

The Group also renders transportation, storage, forwarding services, system development, and other services to its customers through the logistics and other segments. The Group recognizes these revenues over time because its customers simultaneously receive and consume the benefits provided by the Group.

The transaction prices that the Group is entitled to receive in exchange for transferring goods and services to the customer include certain forms of variable consideration, including trade discounts and volume rebates provided mainly to automotive makers. The Group includes estimated amounts in the transaction price only to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable consideration amounts are estimated based upon historical trends and are subsequently adjusted in each period based on current information available.

Transaction consideration is mostly received within three months from the provision of goods and services and therefore does not involve a significant financing component.

Consumption taxes collected from customers on behalf of governmental authorities are excluded from revenue.

See Note 22 “Revenue” for more information.

(19) Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to the grants and that the grants will be received.

Government grants associated with an expense are recognized as “Other operating income” in the consolidated statements of profit or loss in the same accounting period when the expense is incurred. Government grants for purchase of assets are recognized as “Other current and non-current liabilities” in the consolidated statements of financial position and amortized to profit or loss on a straight-line basis over the useful lives of the related assets.

The Group has been awarded government grants mainly from the Ministry of Economy, Trade and Industry of Japan and Fukushima Prefecture of Japan to subsidize the costs of purchases of equipment and investing in the development of Fukushima Prefecture.

(20) Share-based payments

The Group has granted equity-settled share options to directors. The fair value of share options at the grant date is recognized as expenses over the vesting period from the grant date, with a corresponding increase in equity. The share options vest conditionally on continued employment and are awarded upon approval by the Board of Directors.

4.	Segment information

(1) Reportable segments

Operating segments are defined as the components of the Group for which separate financial information is available that is evaluated regularly by the chief operating decision maker in making resource allocation decisions and in assessing performance. The Group is composed of segments determined by products and services and implements business activities based on its comprehensive strategies. The reportable segments are classified by products and services taking into account the commonality of the types of products and markets.

The Company has three operating segments, namely, “Electronic Components,” “Automotive Infotainment” and “Logistics,” which are also the Company’s reportable segments as no operating segments have been aggregated to form reportable segments. “Other” includes relatively less significant businesses.

Reportable segments	Operations
Electronic Components	Development, manufacturing and marketing of a variety of electronic components, including sensors, TACT SwitchTM, switches, encoders and potentiometers mainly for the audio and electronics sector.

Automotive Infotainment	Development, manufacturing, and marketing of audio, information and communication products, including head units, audio visual, road navigation systems and speakers mainly for the automotive sector.

Logistics	Provision of transportation, storage and forwarding services.

The chief operating decision maker primarily evaluates segment performance based on figures as reported under Japanese GAAP as such information is most relevant in evaluating the results of the respective segments relative to entities that operate in the same industries.

The reconciliations of reportable segment information, which is prepared under Japanese GAAP figures, to consolidated amounts under IFRS were as follows:

For the year ended March 31, 2017

	(Millions of yen)

	Reportable segments				Other*[1]	Adjustments*[2]	Consolidated under Japanese GAAP	IFRS adjustments*[4]	Consolidated under IFRS
	Electronic components	Automotive infotainment	Logistics	Total
Revenue
External	437,677	242,307	61,151	741,135	12,128	—	753,263	(1,700)	751,563
Inter-segment	10,019	5,445	38,099	53,563	13,254	(66,817)	—	—	—

Total	447,696	247,752	99,250	794,698	25,382	(66,817)	753,263	(1,700)	751,563
Segment profit*[3]	32,803	5,624	5,084	43,511	885	(22)	44,374	(2,631)	41,743
Reconciling items
Finance income									1,076
Finance costs									(1,334)

Profit for the year before income tax under IFRS									41,485

Other items
-Depreciation and amortization	24,139	6,418	2,128	32,685	381	10	33,076	305	33,381
-Capital expenditures	37,063	7,979	2,072	47,114	493	50	47,657	1,229	48,886

As of and for the year ended March 31, 2018

	(Millions of yen)

	Reportable segments				Other*[1]	Adjustments*[2]	Consolidated under Japanese GAAP	IFRS adjustments*[5]	Consolidated under IFRS
	Electronic components	Automotive infotainment	Logistics	Total
Revenue
External	514,032	267,639	64,666	846,337	11,981	—	858,318	(786)	857,532
Inter-segment	13,861	7,643	40,306	61,810	14,175	(75,985)	—	—	—

Total	527,893	275,282	104,972	908,147	26,156	(75,985)	858,318	(786)	857,532
Segment profit*[3]	52,930	13,735	4,933	71,598	1,701	(1,392)	71,907	(3,248)	68,659
Reconciling items
Finance income									1,146
Finance costs									(4,235)

Profit for the year before income tax under IFRS									65,570

Other items
-Depreciation and amortization	26,308	7,035	2,184	35,527	453	25	36,005	919	36,924
-Capital expenditures	61,236	8,611	5,584	75,431	663	60	76,154	(569)	75,585

Segment assets	413,899	218,903	76,344	709,146	38,689	(76,036)	671,799	29,388	701,187
Segment liabilities	180,260	63,217	27,015	270,492	32,024	(46,590)	255,926	19,464	275,390

As of and for the year ended March 31, 2019

	(Millions of yen)

	Reportable segments				Other*[1]	Adjustments*[2]	Consolidated under Japanese GAAP	IFRS adjustments*[6]	Consolidated under IFRS
	Electronic components	Automotive infotainment	Logistics	Total
Revenue
External	468,606	303,594	66,888	839,088	12,245	—	851,333	(858)	850,475
Inter-segment	15,664	7,577	38,030	61,271	14,994	(76,265)	—	—	—

Total	484,270	311,171	104,918	900,359	27,239	(76,265)	851,333	(858)	850,475
Segment profit*[3]	29,607	13,922	4,722	48,251	1,430	(40)	49,641	(8,015)	41,626
Reconciling items
Finance income									1,363
Finance costs									(3,429)

Profit for the year before income tax under IFRS									39,560

Other items
-Depreciation and amortization	33,995	7,412	2,288	43,695	456	37	44,188	1,147	45,335
-Capital expenditures	33,210	13,597	5,533	52,340	563	25	52,928	8,305	61,233

Segment assets	473,867	218,144	75,604	767,615	44,058	(135,955)	675,718	35,610	711,328
Segment liabilities	198,581	79,632	25,082	303,295	37,819	(60,758)	280,356	19,906	300,262

*1	“Other” includes business segments not included in the reportable segments, and includes the development of information systems, office services, financing and leasing businesses.
*2	Adjustments consist of the following:
1.	Adjustments for segment profit are mainly on selling, general and administrative expenses and corporate expenses that do not belong to any reportable segment.
2.	Adjustments for segment assets are elimination from intersegment transactions.
3.	Adjustments for segment liabilities are elimination from intersegment transactions.
4.	Adjustments for depreciation and amortization are mainly on depreciation of facilities of administrative departments that do not belong to any reportable segment.
5.	Adjustments for capital expenditures are mainly on capital expenditures for administrative departments that do not belong to any reportable segment.
*3	“Segment profit” corresponds to operating profit in the consolidated statements of profit or loss.
*4	IFRS adjustments for the year ended March 31, 2017 consist of the following:
1.	IFRS adjustments for revenue mainly include a decrease of 2,121 million yen resulting from a change in presentation of certain product sales from gross basis to net basis.
2.

IFRS adjustments for segment profit mainly include a decrease of 2,284 million yen resulting from a reclassification of non-operating income and expenses under Japanese GAAP to other operating income and expenses under IFRS.

*5	IFRS adjustments as of and for the year ended March 31, 2018 consist of the following:
1.	IFRS adjustments for revenue mainly include a decrease of 1,167 million yen resulting from a change in presentation of certain product sales from gross basis to net basis.
2.

IFRS adjustments for segment profit mainly include a decrease of 2,057 million yen resulting from reclassification of non-operating income and expenses under Japanese GAAP to other operating income and expenses under IFRS.

3.

IFRS adjustments for segment assets mainly include an increase of 17,789 million yen resulting from change of classification of certain entities from associates accounted for using the equity method under Japanese GAAP to financial assets measured at FVOCI under IFRS.

4.

IFRS adjustments for segment liabilities mainly include an increase of 6,459 million yen resulting from provision for paid vacations and sabbatical vacations, an increase of 3,678 million yen resulting from change of classification of certain entities from associates accounted for using the equity method under Japanese GAAP to financial assets measured at FVOCI under IFRS.

*6	IFRS adjustments as of and for the year ended March 31, 2019 consist of the following:
1.	IFRS adjustments for revenue mainly include a decrease of 1,052 million yen resulting from a subsidiary under Japanese GAAP determined to be a joint venture under IFRS.
2.

IFRS adjustments for segment profit mainly include a decrease of 5,854 million yen resulting from reclassification of non-operating income and expenses under Japanese GAAP to other operating income and expenses under IFRS.

3.

IFRS adjustments for segment assets mainly include an increase of 24,878 million yen resulting from change of classification of certain entities from equity method under Japanese GAAP to financial assets measured at FVOCI under IFRS.

4.

IFRS adjustments for segment liabilities mainly include an increase of 8,254 million yen resulting from change of classification of certain entities from associates accounted for using the equity method under Japanese GAAP to financial assets measured at FVOCI under IFRS, an increase of 7,123 million yen resulting from provision for paid vacations and sabbatical vacations.

(2) Information by products and services

The categories of major products and services correspond to the reportable segments. For detailed information, please refer to revenue, segment profit, other items, segment assets, and segment liabilities in (1) “Reportable segments” above.

(3) Geographic information of revenue from external customers

Revenue from customers by country for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2017	2018	2019
China	116,641	135,204	167,897
Japan	150,329	156,168	158,184
United States	135,579	155,255	136,238
Germany	74,820	85,229	80,868
Others	274,194	325,676	307,288

Total	751,563	857,532	850,475

Revenue is attributed based on the customers’ locations.

(4) Geographic information of non-current assets

Non-current assets, excluding associates and joint ventures accounted for using the equity method, financial assets and deferred tax assets, by country were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Japan	136,105	143,701
China	46,264	40,555
Others	33,977	37,777

Total	216,346	222,033

Non-current assets are based on the location of each company within the Group that holds the non-current assets.

(5) Information about major customers

There is no customer for which sales exceed 10% of the Group’s total revenue in any period presented.

5.	Cash and cash equivalents

Cash and cash equivalents represent the Group’s cash held in financial institutions as well as cash on hand.

6.	Trade and other receivables

The components of trade and other receivables as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Trade receivables	159,868	155,283
Lease receivables	1,784	1,520
Other receivables	4,909	4,280
Loss allowances	(413)	(298)

Total	166,148	160,785

7.	Inventories

The components of inventories as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Raw materials	21,581	22,968
Work in progress	13,885	14,427
Finished goods	59,351	58,271
Supplies	3,222	3,135

Total	98,039	98,801

The amounts of inventories recognized as expense and included in “Cost of goods sold” were 542,319 million yen, 608,280 million yen and 624,878 million yen for the years ended March 31, 2017, 2018 and 2019, respectively.

In addition, the amounts of write-down of inventories recognized as expenses and included in “Cost of goods sold” were 4,867 million yen, 5,710 million yen and 5,471 million yen for the years ended March 31, 2017, 2018 and 2019, respectively.

8.	Property, plant and equipment

(1) Property, plant and equipment

A reconciliation of the carrying amounts of property, plant and equipment for the years ended March 31, 2018 and 2019 was as follows:

Cost

	(Millions of yen)

	Land	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Construction in progress	Total
Balance as of March 31, 2017	30,611	129,637	201,568	129,327	15,612	506,755
Additions	1,334	1,377	178	4,563	60,962	68,414
Disposals and sales	(143)	(2,091)	(12,012)	(5,240)	(281)	(19,767)
Currency exchange differences	26	1,166	2,445	1,357	391	5,385
Reclassification	144	3,065	37,902	8,459	(49,205)	365

Balance as of March 31, 2018	31,972	133,154	230,081	138,466	27,479	561,152
Additions	556	1,706	2,440	4,345	42,498	51,545
Disposals and sales	(336)	(2,448)	(14,767)	(8,594)	(140)	(26,285)
Currency exchange differences	(10)	(728)	(1,990)	(928)	(277)	(3,933)
Reclassification	141	14,067	30,198	9,259	(53,789)	(124)

Balance as of March 31, 2019	32,323	145,751	245,962	142,548	15,771	582,355

Accumulated depreciation and impairment losses

	(Millions of yen)

	Land	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Construction in progress	Total
Balance as of March 31, 2017	—	92,490	150,126	112,405	27	355,048
Depreciation	—	3,166	19,396	9,395	—	31,957
Impairment losses	261	38	—	—	—	299
Disposals and sales	—	(2,001)	(10,907)	(5,085)	—	(17,993)
Currency exchange differences	—	735	1,920	1,088	—	3,743
Others	—	166	111	118	—	395

Balance as of March 31, 2018	261	94,594	160,646	117,921	27	373,449
Depreciation	—	3,837	25,128	10,625	—	39,590
Impairment losses	—	210	41	6	1,583	1,840
Disposals and sales	—	(2,186)	(9,868)	(8,331)	—	(20,385)
Currency exchange differences	—	(429)	(1,242)	(666)	—	(2,337)
Others	—	210	37	284	—	531

Balance as of March 31, 2019	261	96,236	174,742	119,839	1,610	392,688

Carrying amounts
	(Millions of yen)

	Land	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Construction in progress	Total
Balance as of March 31, 2017	30,611	37,147	51,442	16,922	15,585	151,707
Balance as of March 31, 2018	31,711	38,560	69,435	20,545	27,452	187,703
Balance as of March 31, 2019	32,062	49,515	71,220	22,709	14,161	189,667

Depreciation of property, plant and equipment is included in “Cost of goods sold” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss. See Note 24 “Compensation and employee benefit expenses, depreciation and amortization” for more information.

The amount of assets pledged as collateral for interest-bearing debt or others is described in Note 14 “Borrowings.”

(2) Impairment losses

The Company assesses impairment losses for assets to be disposed of on an individual asset basis when the assets generate independent cash flows. Idle assets are also assessed individually as they no longer generate cash flows. Other assets are assessed for impairment by CGU at the smallest group of assets that generates cash flows independent of other assets.

The Company recognized impairment losses of 299 million yen and 1,840 million yen for the years ended March 31, 2018 and 2019, respectively. The impairment losses are included in “Other operating expenses” in the consolidated statements of profit or loss.

The impairment losses incurred for the year ended March 31, 2018 were related to certain land and buildings impaired to their recoverable amounts, which was the fair value less costs of disposal as measured by an external appraiser.

For the year ended March 31, 2019, construction in progress in the electronic components segment amounting to 1,583 million yen was impaired because certain assets were determined to have no further use and are expected to be disposed of. Such assets were impaired to carrying values of zero or to their respective recoverable amounts based on fair value less costs of disposal. The remaining impairment losses of 257 million yen were mainly related to buildings and structures of a subsidiary of the logistics segment. The book values of impaired assets were reduced to the recoverable amount due to deteriorated business performance.

(3) Property, plant and equipment held under finance leases

The carrying amounts of property, plant and equipment under finance lease agreements as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Total
Balance as of March 31, 2017	1,158	1,207	91	2,456
Balance as of March 31, 2018	1,084	1,182	66	2,332
Balance as of March 31, 2019	1,002	1,664	49	2,715

The balances are included in the carrying amounts of each corresponding category of asset in Note 8 (1) “Property, plant and equipment” above.

9.	Intangible assets

A reconciliation of the carrying amounts of intangible assets for the years ended March 31, 2018 and 2019 was as follows:

Cost

	(Millions of yen)

	Software	Development costs	Construction in progress- software	Others	Total
Balance as of March 31, 2017	50,677	5,223	1,881	3,345	61,126
Purchases	864	—	4,080	152	5,096
Internal development	—	2,075	—	—	2,075
Disposals and sales	(1,597)	—	(0)	(282)	(1,879)
Currency exchange differences	90	—	2	27	119
Reclassification	3,357	(37)	(2,975)	51	396

Balance as of March 31, 2018	53,391	7,261	2,988	3,293	66,933
Purchases	890	—	5,817	628	7,335
Internal development	—	2,353	—	—	2,353
Disposals and sales	(5,475)	—	(0)	(340)	(5,815)
Currency exchange differences	(53)	—	(2)	(22)	(77)
Reclassification	5,147	(37)	(4,764)	10	356

Balance as of March 31, 2019	53,900	9,577	4,039	3,569	71,085

Accumulated amortization and impairment losses

	(Millions of yen)

	Software	Development costs	Construction in progress- software	Others	Total
Balance as of March 31, 2017	39,402	178	—	2,469	42,049
Amortization	3,567	1,118	—	282	4,967
Disposals and sales	(1,587)	—	—	(280)	(1,867)
Currency exchange differences	40	—	—	17	57
Others	237	—	—	41	278

Balance as of March 31, 2018	41,659	1,296	—	2,529	45,484
Amortization	3,884	1,414	—	447	5,745
Disposals and sales	(5,454)	—	—	(340)	(5,794)
Currency exchange differences	(16)	—	—	(14)	(30)
Others	(13)	1	6	(68)	(74)

Balance as of March 31, 2019	40,060	2,711	6	2,554	45,331

Carrying Amounts

	(Millions of yen)

	Software	Development costs	Construction in progress- software	Others	Total
Balance as of March 31, 2017	11,275	5,045	1,881	876	19,077
Balance as of March 31, 2018	11,732	5,965	2,988	764	21,449
Balance as of March 31, 2019	13,840	6,866	4,033	1,015	25,754

The capitalized development costs primarily include material costs and personnel expenses relating to engineering, design and development.

Amortization of intangible assets is included in “Cost of goods sold” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss. See Note 24 “Compensation and employee benefit expenses, depreciation and amortization” for more information.

10.	Other financial assets

(1) Other financial assets

The components of other financial assets as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Current:
Financial assets measured at amortized cost:
Time deposits with original maturities of over three months	763	3,759
Loan receivables	530	346
Financial assets measured at fair value through profit or loss:
Derivative assets	680	34

Total	1,973	4,139

Non-current:
Financial assets measured at amortized cost:
Delinquent receivables	2,735	807
Loan receivables	256	231
Deposits	1,182	1,372
Loss allowances	(2,722)	(842)
Financial assets measured at fair value through other comprehensive income:
Equity securities	52,881	55,736

Total	54,332	57,304

The amounts of other financial assets on the consolidated statements of financial position are presented net of loss allowances.

(2) Financial assets measured at fair value through other comprehensive income

The fair values of major financial assets measured at fair value through other comprehensive income which are all “Equity securities” within “Other financial assets” above, as of March 31, 2018 and 2019 were as follows:

		(Millions of yen)

		As of March 31
Investees	Fair value hierarchy*	2018	2019
Neusoft Corporation	Level 1	24,208	23,825
Dalian Neusoft Holdings Co., Ltd.	Level 3	9,286	16,206
Honda Motor Co., Ltd.	Level 1	13,183	10,788

*	Fair value hierarchy is explained in Note 2 (2) “Basis of measurement” and Note 29 (7) “Fair value hierarchy of financial instruments.”

Equity securities are held mainly for the purpose of strengthening business relationships and product development with the investees, and not for the purpose of obtaining gains through short-term trading. Accordingly, they are designated as financial assets measured at fair value through other comprehensive income.

The amounts of dividend income from financial assets measured at fair value through other comprehensive income held as of March 31, 2017, 2018 and 2019 that were recognized during the years ended March 31, 2017, 2018 and 2019 were 558 million yen, 584 million yen and 624 million yen, respectively.

(3) Derecognition of financial assets measured at fair value through other comprehensive income

The Group reconsiders business relationships with the investees and as a result, financial assets measured at fair value through other comprehensive income are sold for efficient and effective utilization of assets held.

Financial assets measured at fair value through other comprehensive income which were disposed of during the years ended March 31, 2017, 2018 and 2019 were as follows:

(Millions of yen)

For the year ended March 31
2017			2018			2019
Fair value as of the date of sale	Accumulated losses recognized in equity as other components of equity*	Dividend income	Fair value as of the date of sale	Accumulated gains recognized in equity as other components of equity*	Dividend income	Fair value as of the date of sale	Accumulated gains recognized in equity as other components of equity*	Dividend income
12,514	393	48	1	1	0	877	554	10

*

Accumulated gains or losses recognized in equity as other components of equity are reclassified to retained earnings when financial assets measured at fair value through other comprehensive income are sold.

11.	Other current and non-current assets

The components of other current and non-current assets as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Current:
Consumption taxes receivable	4,682	4,966
Prepaid expenses	3,806	3,100
Advance payments	764	736
Others	3,076	6,503

Total	12,328	15,305

Non-current:
Prepaid expenses	5,342	4,631
Others	1,852	1,981

Total	7,194	6,612

Prepaid expenses consist of upfront payments associated with services such as technical support and maintenance. Others in current assets mainly consist of suspense payments for the purchase of treasury shares and value-added taxes in subsidiaries.

12.	Trade and other payables

The components of trade and other payables as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Trade payables	73,945	68,758
Accrued expenses	18,293	17,855
Other payables	12,484	18,279
Other payables - equipment	17,209	8,059

Total	121,931	112,951

Accrued expenses mainly consist of accrued royalty fees relating to know-how and employee payroll related accruals.

Other payables mainly consist of subcontracting expenses and system support fees.

13.	Leases

(1) Leases as lessee

(a) Finance lease obligations

The Group has finance lease obligations mainly relating to buildings and structures, machinery, equipment and vehicles and tools, furniture and fixtures.

As of March 31, 2018 and 2019, the total minimum lease payments capitalized under finance lease agreements were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Gross finance lease obligations:
Total minimum lease payments:
Within 1 year	657	662
Over 1 year but not longer than 5 years	1,176	1,766
Over 5 years	1,202	1,367
Less: amount representing interest charge	(499)	(740)

Present value of finance lease obligations	2,536	3,055

(b) Operating leases

The Group has operating leases mainly relating to office spaces, warehouses and vehicles.

As of March 31, 2018 and 2019 the total minimum lease payments under non-cancelable operating leases were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Within 1 year	1,737	1,826
Over 1 year but not longer than 5 years	2,863	3,007
Over 5 years	913	1,534

Total	5,513	6,367

The amounts recognized as operating lease expenses in the consolidated statements of profit or loss during the years ended March 31, 2017, 2018 and 2019 were 6,887 million yen, 7,461 million yen and 7,879 million yen, respectively. Operating lease expenses are included in “Cost of goods sold” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

(2) Leases as a lessor

Finance lease receivables

The Group has finance lease receivables relating to machinery and equipment.

As of March 31, 2018 and 2019, the investments in the lease under finance lease agreements were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Gross finance lease receivables:
Total minimum lease payments to be received:
Within 1 year	549	497
Over 1 year but not longer than 5 years	1,237	1,021
Over 5 years	41	46
Less: amount representing unearned interest	(43)	(44)

Present value of finance lease receivables	1,784	1,520

The balance of lease receivables is included in “Trade and other receivables” in the consolidated statements of financial position. There is no residual value at the end of the lease period. Also, there are no unearned financial income, unrecognized residual value recognized as a profit for the lessor, or contingencies recognized as income in the reporting periods.

14.	Borrowings

The components of borrowings as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31		Interest rate*	Maturity
	2018	2019
Current:
Short-term borrowings	33,778	28,871	0.04% – 3.85%
Current portion of long-term borrowings	3,027	9,375	0.45% – 3.28%

Total	36,805	38,246

Non-current:
Long-term borrowings	33,465	70,384	0.26% – 3.64%	April 2020 – February 2024

Total	33,465	70,384

*	27,000 million yen of short-term borrowings have variable interest rates based on TIBOR plus a spread that on average is 0.24%, and the remainder have fixed interest rates.

The interest rate on short-term borrowings represents the weighted average interest rate on the balance as of March 31, 2019. Maturity of long-term borrowings represents the maturity of the outstanding balance as of March 31, 2019.

Assets pledged as collateral to borrowings as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Property, plant and equipment (carrying amount)
Buildings and structures	1,734	1,610
Land	1,390	1,390

Total	3,124	3,000

The liabilities related to these assets pledged as collateral as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Current portion of long-term borrowings	96	61
Long-term borrowings	61	—

Total	157	61

Certain of the Company’s borrowings are subject to debt covenants. As of March 31, 2019, the outstanding principal of borrowings subject to debt covenants was 57,000 million yen, repayable at maturity, all of which were due after more than one year.

Of the above, 17,000 million yen in borrowings were subject to the following key debt covenants:

•

Consolidated shareholders’ equity under Japanese GAAP at the end of a fiscal year is no less than 128,006 million yen (such amount being 75% of 170,675 million yen, which was the amount of consolidated shareholders’ equity under Japanese GAAP as of March 31, 2015);

•	The Company’s corporate rating of BBB- or better by the rating agency Rating and Investment Information, Inc. (its current credit rating is A-); and

•	No consolidated operating loss, and no operating loss in the electronic components segment, as determined under Japanese GAAP, for more than two consecutive fiscal years.

The remaining 40,000 million yen in borrowings were subject to the following key debt covenants:

•

Consolidated shareholders’ equity under Japanese GAAP as of March 31, 2019 is no less than 228,816 million yen (such amount being 75% of 305,088 million yen, which was the amount of consolidated shareholders’ equity under Japanese GAAP as of March 31, 2018);

•

Consolidated shareholders’ equity under Japanese GAAP as of March 31, 2020, and later fiscal year ends, is no less than 75% of the amount of consolidated shareholders’ equity under Japanese GAAP as of June 30, 2019; and

•	No consolidated operating loss, as determined under Japanese GAAP, for more than two consecutive fiscal years.

Violation of any of the above debt covenants triggers an immediate early repayment of all outstanding principal and interest, unless the Company resolves the breach within a remediation period of ten working days. Based on the Company’s current and projected business performance, the Company believes that the probability of breaching any of these debt covenants is low.

As of March 31, 2019, the Company was not in violation of any of these covenants and does not expect to be in violation in the near future.

15.	Other financial liabilities

The components of other financial liabilities as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Current:
Financial liabilities measured at amortized cost:
Deposits received	1,982	1,402
Finance lease obligations	592	544
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	2	158

Total	2,576	2,104

Non-current:
Financial liabilities measured at amortized cost:
Finance lease obligations	1,944	2,511
Deposits received	519	614

Total	2,463	3,125

16.	Provisions

The components and changes in the carrying amounts of provisions for the years ended March 31, 2018 and 2019 were as follows:

For the year ended March 31, 2018

	(Millions of yen)
	Product warranty	Provision for environmental measures	Decommissioning obligations	Others	Total
Balance as of beginning of year	5,907	521	432	284	7,144
Additions	2,940	—	80	74	3,094
Utilizations	(1,819)	—	(39)	(6)	(1,864)
Interest costs accrued on discounted value and changes in discount rate	—	13	5	—	18
Reversals	(137)	(3)	—	—	(140)
Currency exchange differences	69	—	3	9	81

Balance as of end of year	6,960	531	481	361	8,333

Current	6,960	—	39	361	7,360
Non-current	—	531	442	—	973

Total	6,960	531	481	361	8,333

For the year ended March 31, 2019

	(Millions of yen)
	Product Warranty	Provision for environmental measures	Decommissioning obligations	Others	Total
Balance as of beginning of year	6,960	531	481	361	8,333
Additions	4,456	—	153	132	4,741
Utilizations	(2,173)	—	(48)	(16)	(2,237)
Interest costs accrued on discounted value and changes in discount rate	—	21	5	—	26
Reversals	(364)	—	—	(104)	(468)
Currency exchange differences	(89)	—	(2)	(2)	(93)

Balance as of end of year	8,790	552	589	371	10,302

Current	8,790	—	—	371	9,161
Non-current	—	552	589	—	1,141

Total	8,790	552	589	371	10,302

Product warranties are provided to customers against defects in consumer products. Product warranty related costs are estimated at the time revenue is recognized and are included in “Selling, general and administrative expenses” in the consolidated statements of profit or loss. Product warranty provisions are estimated primarily based on historical experience and measured at the amounts expected to be incurred in the future to replace or repair the defective products sold. These expenditures are required to be settled based on customer request and are frequently paid over several years.

Provisions for environmental measures are recognized based on reasonable estimates of the industrial waste handling expenditures expected to be incurred in the future. The timing of these expenditures will depend on future business plans and other plans.

Decommissioning obligations are recognized when the Group is obligated to dismantle and remove facilities or equipment and restore the site, and when reliable estimates can be made of the amounts of its obligations. The timing of these expenditures depends on future business plans.

17.	Employee benefits

The Group has mainly defined benefit pension plans, which are hereinafter referred to as “defined benefit plans” and defined contribution pension plans, for which the amount of benefits or contribution is calculated based on the level of position, service years, and other factors.

These plans are administrated by the Group in accordance with statutory requirements. The Group is required by law to act in the best interests of the plan participants, and is responsible for managing the plan assets in accordance with the designated policies.

The Group is obligated to make contributions to the pension fund of an amount stipulated by the fund administrator. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations.

(1) Defined benefit plans

The Group is exposed to various risks related to defined benefit plans. The Group is not exposed to any significant concentration risks related to plan assets. Major risks are as follows:

•	Plan asset volatility: Investments in equity instruments are exposed to market price fluctuation risk.

•	Change in interest rate on bonds: Decrease in bond market yields will increase net defined benefit liability.

(a) Changes in defined benefit obligations

The changes in defined benefit obligations for the years ended March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2018	2019
Defined benefit obligations at beginning of the year	74,049	73,479
Current service cost	2,664	2,501
Interest cost	459	479
Remeasurements:
Change in demographic assumptions	(23)	(69)
Change in financial assumptions	468	568
Experience adjustments*	(621)	(57)
Benefit payments	(3,512)	(3,671)
Currency exchange differences	(17)	(62)
Others	12	—

Defined benefit obligations at end of the year	73,479	73,168

*	Experience adjustments represent the impact on the liabilities of differences between actual experiences during the year compared with the previous actuarial assumptions.

The weighted average durations of the defined benefit obligations were 7.1-11.5 years and 8.7-11.9 years as of March 31, 2018 and 2019, respectively.

(b) Changes in plan assets

The changes in the carrying amounts of plan assets for the years ended March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2018	2019
Plan assets at beginning of the year	53,253	56,547
Interest income	409	404
Remeasurements	3,993	(1,550)
Employer contributions	2,084	2,190
Benefit payments	(3,207)	(3,584)
Currency exchange differences	(16)	(54)
Others	31	(23)

Plan assets at end of the year	56,547	53,930

The estimated contributions to plan assets in the year ending March 31, 2020 are 2,178 million yen.

(c) Reconciliation of defined benefit obligations and plan assets

The amounts recognized in the consolidated statements of financial position are reconciled to the obligations and assets of defined benefit plans and unfunded lump-sum retirement benefit plans as of March 31, 2018 and 2019 as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Defined benefit obligations	73,479	73,168
Plan assets	(56,547)	(53,930)

Net of liabilities and assets	16,932	19,238

Defined benefit liabilities	16,947	19,270
Defined benefit assets	(15)	(32)

Net defined benefit liabilities	16,932	19,238

An allowance for directors’ retirement benefits is also included separately in defined benefit liabilities in the consolidated statements of financial position. The amounts of allowance for directors’ retirement benefits were 223 million yen and 206 million yen as of March 31, 2018 and 2019, respectively. Defined benefit assets were included in “Other non-current assets” in the consolidated statements of financial position.

(d) Major categories of plan assets

The Group’s investment policies for pension plan assets are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in pooled funds (unquoted trust funds), using target asset allocations, consistent with accepted tolerance for risks. The Group sets target asset allocations for each asset category with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted whenever there are significant changes in the investment environment of plan assets.

Major categories of plan assets as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018			2019
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Assets held through unquoted trust funds
Equities-domestic	—	16,966	16,966	—	15,148	15,148
-foreign	—	4,306	4,306	—	4,623	4,623
Debt instruments-domestic	—	3,441	3,441	—	3,279	3,279
-foreign	—	11,377	11,377	—	16,108	16,108
Other alternative funds and investments	—	9,027	9,027	—	8,637	8,637
Cash and cash equivalents	—	6,153	6,153	—	612	612
Assets held directly by the plan
Cash and cash equivalents	2,816	—	2,816	3,005	—	3,005
Group annuity insurance	—	2,461	2,461	—	2,518	2,518

Total	2,816	53,731	56,547	3,005	50,925	53,930

Assets held through unquoted trust funds are predominately quoted assets, however the trust funds themselves are unquoted hence they have been classified as unquoted investments in the table above.

(e) Actuarial assumptions

The significant actuarial assumptions as of March 31, 2017, 2018 and 2019 were as follows:

	As of March 31
	2017	2018	2019
Discount rate (%)	0.41-0.62	0.38-0.54	0.31-0.44
Expected remaining life expectancy of those who are currently 60 years old (years)
Male	23.6	23.6	23.6
Female	29.3	29.3	29.3

(f) Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant significant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts as of March 31, 2018 and 2019 shown below. This analysis is based on provisional calculations, and thus actual results may differ from the analysis.

	(Millions of yen)

	As of March 31
	2018	2019
Discount rate
0.5% decrease	3,417	3,371
0.5% increase	(3,219)	(3,109)
Mortality
Increase in life expectancy by 1 year	618	630

(2) Defined contribution pension plans

The amounts of contributions paid or payable by the Group to the defined contribution plans were 928 million yen, 962 million yen and 998 million yen for the years ended March 31, 2017, 2018 and 2019, respectively.

18.	Other current and non-current liabilities

The components of other current and non-current liabilities as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Current:
Accrued employees and directors’ bonuses	12,302	10,648
Accrued vacations	6,459	7,123
Contract liabilities	—	5,684
Consumption tax payable	1,386	1,054
Deferred government subsidy income	317	275
Deferred revenue	1,360	—
Other advances received	4,412	816
Others	3,197	3,632

Total	29,433	29,232

Non-current:
Accrued sabbatical vacations	1,705	1,779
Contract liabilities	—	1,650
Deferred government subsidy income	1,589	1,292
Deferred revenue	2,002	—
Others	1,109	354

Total	6,405	5,075

On adopting IFRS 15, the Company has changed the presentation of certain amounts in other current and non-current liabilities as at March 31, 2019. Contract liabilities amounted to 7,334 million yen would have been represented as “Other advances received,” “Current deferred revenue,” “Other current liabilities” and “Non-current deferred revenue” amounted to 3,995 million yen, 1,545 million yen, 144 million yen and 1,650 million yen, respectively.

Deferred revenue as of March 31, 2018 represented software update services sold with the in-car navigation products.

19.	Equity

(1) Share capital and capital surplus

The total number of shares authorized as of March 31, 2018 and 2019 was 500,000,000 shares. The total number of shares issued as of March 31, 2018 was 198,208,086 shares and March 31, 2019 was 219,281,450 shares. Shares issued by the Company are ordinary shares with no par value and have been fully paid.

Capital surplus consists mainly of the capital reserve and is derived from equity transactions. The Companies Act of Japan (the “Companies Act”) requires that not less than 50% of the paid-in amount or proceeds of issuance of shares must be held as share capital, and that the remaining amount must be held as capital reserves. Capital reserves may be transferred to share capital upon approval of the General Meeting of Shareholders.

On January 1, 2019, pursuant to the Share Exchange Agreements, Alps acquired additional interest in Alpine, increasing its ownership interest from 41.02% to 100%. As a result of the share exchange, 22,973,364 Alps shares including 1,900,000 treasury shares, with a fair value of 49,048 million yen on the date of share exchange, were delivered to the non-controlling shareholders. As a result of the share exchange, capital surplus increased by 79,485 million yen.

(2) Treasury shares

When the Company acquires treasury shares, the consideration paid is recognized as a deduction from equity. When the Company sells treasury shares, the consideration received is recognized as an increase in equity.

The movements in treasury shares for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2017	2018	2019
Balance at the beginning of the year	3,505	3,493	3,497
Acquisitions during the year	3	4	17,706
Disposals during the year	(15)	—	(34)
Share exchange	—	—	(2,885)

Balance at the end of the year	3,493	3,497	18,284

The numbers of treasury shares as of March 31, 2018 and 2019 were 2,304 thousand and 8,264 thousand shares, respectively.

With the aim of improving capital efficiency and responding to the dilution that may occur due to the share exchange, on January 29, 2019, the Company’s board of directors resolved to implement a share buyback program for a repurchase of a maximum of 20 million shares of the Company’s common stock. The maximum aggregate purchase price for purchases under the program was set at 28,400 million yen, representing approximately 40,000 million yen less the 11,570 million yen that Alpine was expected to pay, in accordance with Article 786, paragraph 5 of the Companies Act, to its former shareholders who had requested Alpine to purchase their shares in connection with the share exchange. In early February 2019, 11,570 million yen was paid to such former Alpine shareholders. By May 16, 2019, the Company completed the share buybacks under the program for a total of 12,684,800 shares of the Company’s common stock with an aggregated purchase price of 28,400 million yen.

The Company entered into a syndicated loan to fund the share buyback program. On April 26, 2019, the Company’s board of directors further resolved to execute a share buyback for the repurchase, during the period from July 1, 2019 to March 31, 2020, of up to 5,500,000 shares of the Company’s common stock with a maximum aggregate purchase price for purchases under the program of 7,500 million yen. Purchases shall be conducted on the floor of the Tokyo Stock Exchange.

(3) Retained earnings

The Companies Act provides that 10% of a dividend from retained earnings shall be appropriated as capital surplus or as a legal earnings reserve until the aggregate amount of capital surplus and the legal earnings reserve reaches 25% of common shares. Legal reserve is included in retained earnings in the accompanying consolidated statements of financial position. The legal reserve and capital surplus may be used to eliminate or reduce a deficit by a resolution of the Company’s shareholders’ meeting.

(4) Non-controlling interest

Due to the share exchange described in (1) “Share capital and capital surplus” above, non-controlling interest decreased by 99,442 million yen.

20.	Share-based payments

The Company granted incentives to its directors in the form of equity-settled share options with nominal exercise prices during the years ended March 31, 2017, 2018 and 2019, respectively. Annually, the Board of Directors determines which directors are eligible, and they are granted the allowed number of share options on the condition that they render services over the vesting period of, in principle, six months.

The movements in number of the outstanding share options for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Number of options)

	For the year ended March 31
	2017	2018	2019
Outstanding at the beginning of the year	43,800	60,300	77,300
Granted	23,900	17,000	66,940
Exercised	(7,400)	—	(22,100)

Outstanding at the end of the year	60,300	77,300	122,140

Exercisable at the end of the year	60,300	77,300	122,140

Of the 66,940 share options granted during the year ended March 31, 2019, 47,940 share options were allotted to replace unexercised share options of Alpine that lapsed due to the share exchange, which took place on January 1, 2019. The number of share options allotted were calculated based on the share exchange ratio. All of the other terms of the replacement options were the same as the previous Alpine options.

The fair value of the respective share options at the grant date were approximately the same as the fair value of the Company’s shares.

Share options granted are accounted for as share-based payment transactions. Expenses recorded in the consolidated statements of profit or loss from shared-based payments transactions were 99 million yen, 106 million yen and 108 million yen for the years ended March 31, 2017, 2018 and 2019, respectively.

21.	Dividends

The following dividends were declared and paid by the Company for the years ended March 31, 2017, 2018 and 2019.

For the year ended March 31, 2017

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 23, 2016	Ordinary	2,938	15	March 31, 2016	June 24, 2016
Board of directors meeting on October 28, 2016	Ordinary	2,939	15	September 30, 2016	November 30, 2016

For the year ended March 31, 2018

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 23, 2017	Ordinary	2,939	15	March 31, 2017	June 26, 2017
Board of directors meeting on October 30, 2017	Ordinary	3,330	17	September 30, 2017	November 30, 2017

For the year ended March 31, 2019

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 22, 2018	Ordinary	3,918	20	March 31, 2018	June 25, 2018
Board of directors meeting on October 30, 2018	Ordinary	4,898	25	September 30, 2018	November 30, 2018

Dividends becoming effective in the next fiscal year are as follows:

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 21, 2019	Ordinary	5,275	25	March 31, 2019	June 24, 2019

22.	Revenue

The Group engages in the selling of products such as electronic components, car navigation and audio systems and renders services such as transportation, storage, forwarding, and system development to its customers. See Note 3 (18) “Revenue recognition” for more information on the nature and details of revenue recognition of these goods and services. The components of revenue for the years ended March 31, 2017 and 2018 were as follows:

	(Millions of yen)

	For the year ended March 31
	2017	2018
Sales of goods	685,563	787,625
Rendering of services	66,000	69,907

Total	751,563	857,532

The information of revenue for the year ended March 31, 2019 was as follows:

(1) Disaggregation of revenue

The Group has three operating segments, namely, “Electronic Components,” “Automotive Infotainment” and “Logistics”. “Other” includes relatively less significant businesses. The Group presents revenue under these operating segments because the Board of Directors regularly monitors and evaluates them in determining resources allocation and assessing performance. See Note 4 “Segment information” for more information.

Revenue is geographically disaggregated based on customer locations. Geographically disaggregated revenue attributable to the operating segments was as follows:

For the year ended March 31, 2019

	(Millions of yen)

	Electronic components	Automotive infotainment	Logistics	Other	Total
Revenue arising from Contracts with Customers
China	97,904	60,238	9,729	26	167,897
Japan	58,848	36,636	51,409	10,886	157,779
United States	60,980	74,112	933	213	136,238
Germany	24,159	56,709	—	—	80,868
Other	226,608	75,499	4,985	196	307,288

Total	468,499	303,194	67,056	11,321	850,070

Revenue arising from other sources*[1]	—	—	—	405	405

Total	468,499	303,194	67,056	11,726	850,475

Goods transferred at a point in time	468,499	302,901	6,572	7,128	785,100
Services transferred over time	—	293	60,484	4,193	64,970

Total*[2]	468,499	303,194	67,056	11,321	850,070

*1	Revenue arising from other sources primarily includes lease revenues recognized under IAS 17.
*2	Differences between segment revenue disclosed above and those disclosed in Note 4(1) “Reportable segments” represent IFRS adjustments.

(2) Ending balance of receivables and liabilities from contract with customers

The ending balance of receivables and liabilities from contract with customers were as follows:

	(Millions of yen)

	As of
	April 1, 2018	March 31, 2019
Receivables from contracts with customers	159,868	155,283
Contract liabilities	7,710	7,334

On the consolidated statements of financial position, receivables from contracts with customers are recognized in trade and other receivables, and contract liabilities are recognized in other current liabilities and other non-current liabilities. For the revenues recognized for the year ended March 31, 2019, amounts included in contract liabilities as of April 1, 2018 was 4,262 million yen. Moreover, for the year ended March 31, 2019, revenue recognized from performance obligations satisfied or partially satisfied in the past period was not material.

(3) Transaction price allocated to remaining performance obligations

The breakdown of transaction price allocated to the remaining performance obligations was as follows:

(Millions of yen)

For the year ended March 31, 2019
Within 1 year	2,204
Over 1 year	2,315

Total	4,519

The Company applies the practical expedient in accordance with IFRS 15.121(a) and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

23.	Selling, general and administrative expenses

The components of selling, general and administrative expenses for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2017	2018	2019
Compensation and employee benefit expenses	47,035	48,761	47,933
Research costs	16,067	19,164	18,901
Support, maintenance and other service fees	10,652	12,324	14,203
Shipping and handling costs	5,726	6,114	5,480
Depreciation and amortization	3,674	3,976	4,704
Advertisement and promotion expenses	3,218	3,322	3,502
Operating lease expenses	2,482	2,904	2,601
Others	19,184	22,086	18,933

Total	108,038	118,651	116,257

Others primarily consists of miscellaneous expenses such as other taxes and duties, travel expenses, insurance expenses and maintenance costs.

24.	Compensation and employee benefit expenses, depreciation and amortization

The components of compensation and employee benefit expenses, depreciation and amortization for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2017		2018		2019
	Cost of goods sold	Selling, general and administrative expenses	Cost of goods sold	Selling, general and administrative expenses	Cost of goods sold	Selling, general and administrative expenses
Compensation and employee benefit expenses
Salaries and wages	67,543	30,958	73,402	31,977	74,282	31,747
Welfare expenses	16,655	8,043	18,330	8,366	18,908	8,050
Bonuses	15,919	6,444	18,823	7,086	17,910	6,699
Retirement benefit expenses	2,352	1,590	2,461	1,332	2,350	1,437

Total	102,469	47,035	113,016	48,761	113,450	47,933

Depreciation and amortization	29,707	3,674	32,948	3,976	40,631	4,704

25.	Other operating income and expenses

The components of other operating income and expenses for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2017	2018	2019
Other operating income
Gain on sales of property, plant and equipment	179	366	539
Insurance recovery	679	195	329
Government subsidy income	209	254	417
Others	839	827	454

Total	1,906	1,642	1,739

Other operating expenses
Impairment losses on property, plant and equipment	164	299	1,840
Restructuring costs	—	—	860
Loss on sales and disposals of property, plant and equipment	1,113	881	600
Litigation and legal expenses	569	60	44
Overseas withholding tax	204	322	—
Loss on settlement of defined benefit plans	743	—	—
Others	532	317	394

Total	3,325	1,879	3,738

26.	Finance income and costs

The components of finance income and costs for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2017	2018	2019
Finance income
Dividend income:
Equity securities measured at fair value through other comprehensive income	606	584	634
Interest income:
Financial assets measured at amortized cost	455	562	711
Others	15	—	18

Total	1,076	1,146	1,363

Finance costs
Interest expenses:
Financial liabilities measured at amortized cost	557	805	1,328
Foreign exchange losses	615	3,180	2,017
Others	162	250	84

Total	1,334	4,235	3,429

27.	Income taxes

(1) Income tax expenses

The components of income tax expenses for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2017	2018	2019
Current income tax expenses	15,865	14,096	11,445
Deferred income tax (benefit) expenses	(5,947)	6,121	(4,094)

Income tax expenses	9,918	20,217	7,351

(2) Reconciliation of the effective tax rate

A reconciliation between the statutory income tax rate in Japan and the effective income tax rate in the consolidated statements of profit or loss for the years ended March 31, 2017, 2018 and 2019 is as follows:

	For the year ended March 31
	2017	2018	2019
Statutory income tax rate	31.5%	31.5%	31.2%
Effects of income and expense not taxable and deductible for tax purpose	3.0	0.8	1.3
Changes in unrecognized deferred tax assets	(0.6)	0.1	(10.1)
Tax rate difference of overseas subsidiaries	(3.9)	(2.6)	(6.4)
Undistributed profits of consolidated subsidiaries	(2.4)	1.8	1.4
Tax credits	(0.9)	(1.5)	(0.8)
Others	(2.8)	0.7	2.0

Effective income tax rate	23.9%	30.8%	18.6%

The Company and its domestic subsidiaries in Japan are mainly subject to national and local corporate income taxes, local inhabitant tax and deductible enterprise tax. The statutory tax rates calculated based on these taxes were 31.5%, 31.5% and 31.2% for the years ended March 31, 2017, 2018 and 2019, respectively.

(3) Deferred tax assets and deferred tax liabilities

The movements by significant component of deferred tax assets and deferred tax liabilities for the years ended March 31, 2017, 2018 and 2019 were summarized as follows:

For the year ended March 31, 2017

	(Millions of yen)
	As of April 1, 2016	Recognized in profit or loss	Recognized in other comprehensive income	Others	As of March 31, 2017
Deferred tax assets:
Property, plant and equipment	7,134	1,567	—	(2)	8,699
Inventories	2,825	370	—	—	3,195
Accrued employee bonuses	2,283	233	—	—	2,516
Defined benefit liabilities	6,112	22	(710)	(26)	5,398
Other employee benefits	1,905	85	—	—	1,990
Loss allowances	874	72	—	—	946
Accrued expenses	572	121	—	—	693
Provision for product warranty	818	37	—	—	855
Accrued enterprise taxes	279	25	—	—	304
Tax credits	595	22			617
Tax loss carryforwards	9,693	(1,169)	—	—	8,524
Others	5,457	(389)	—	(85)	4,983

Total	38,547	996	(710)	(113)	38,720

Deferred tax liabilities:
Undistributed earnings of subsidiaries	4,358	(1,214)	—	—	3,144
Financial assets measured at fair value	13,089	(2,771)	380	—	10,698
Others	3,327	(966)	—	20	2,381

Total	20,774	(4,951)	380	20	16,223

For the year ended March 31, 2018

	(Millions of yen)
	As of April 1, 2017	Recognized in profit or loss	Recognized in other comprehensive income	Others	As of March 31, 2018
Deferred tax assets:
Property, plant and equipment	8,699	(502)	—	121	8,318
Inventories	3,195	(112)	—	89	3,172
Accrued employee bonuses	2,516	122	—	—	2,638
Defined benefit liabilities	5,398	(59)	(1,048)	26	4,317
Other employee benefits	1,990	43	—	—	2,033
Loss allowances	946	(45)	—	—	901
Accrued expenses	693	(120)	—	9	582
Provision for product warranty	855	(128)	—	—	727
Accrued enterprise taxes	304	112	—	—	416
Tax credits	617	79			696
Tax loss carryforwards	8,524	(3,968)	—	—	4,556
Others	4,983	(1,735)	—	181	3,429

Total	38,720	(6,313)	(1,048)	426	31,785

Deferred tax liabilities:
Undistributed earnings of subsidiaries	3,144	846	—	—	3,990
Financial assets measured at fair value	10,698	—	(944)	—	9,754
Others	2,381	(1,038)	—	(50)	1,293

Total	16,223	(192)	(944)	(50)	15,037

For the year ended March 31, 2019

	(Millions of yen)
	As of April 1, 2018	Recognized in profit or loss	Recognized in other comprehensive income	Others	As of March 31, 2019
Deferred tax assets:
Property, plant and equipment	8,318	1,135	—	—	9,453
Inventories	3,172	843	—	—	4,015
Accrued employee bonuses	2,638	207	—	—	2,845
Defined benefit liabilities	4,317	703	845	—	5,865
Other employee benefits	2,033	616	—	—	2,649
Loss allowances	901	(590)	—	—	311
Accrued expenses	582	322	—	—	904
Provision for product warranty	727	439	—	—	1,166
Accrued enterprise taxes	416	(199)	—	—	217
Tax credits	696	277	—	—	973
Tax loss carryforwards	4,556	386	—	—	4,942
Others	3,429	1,134	—	191	4,754

Total	31,785	5,273	845	191	38,094

Deferred tax liabilities:
Undistributed earnings of subsidiaries	3,990	(89)	—	—	3,901
Financial assets measured at fair value	9,754	—	508	—	10,262
Others	1,293	1,268	—	—	2,561

Total	15,037	1,179	508	—	16,724

Deferred tax assets and deferred tax liabilities recognized in the consolidated statements of financial position were as follows:

	(Millions of yen)

	As of March 31,
	2018	2019
Deferred tax assets	25,876	26,100
Deferred tax liabilities	(9,128)	(4,730)

	16,748	21,370

The Group considers the probability that a portion of or all of the future deductible temporary differences and tax losses carryforward can be utilized against future taxable profits on recognition of deferred tax assets. In assessing recoverability of deferred tax assets, the Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on the level of historical taxable profits and projected future taxable income during the periods for which deferred tax assets are deductible, the Group believes that it is probable that the tax benefits of these deferred tax assets can be utilized at the end of each period. Uncertainty of estimates of future taxable income could increase due to changes in the economic environment, market conditions or other factors surrounding the Group.

(4) Deferred tax assets which are not recognized

The amounts of deductible temporary differences and unused tax loss carryforward for which no deferred tax assets were recognized as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Deductible temporary differences	35,816	20,557
Unused tax loss carryforwards	10,485	10,323
Unused tax credits	1,716	1,458

The Company has elected to apply the Japanese tax consolidation filing system to it and its wholly owned Japanese subsidiaries. Alpine Electronics, Inc. became a member of the consolidated tax return group from January 1, 2019, the effective date of the share exchange when Alpine became a wholly-owned subsidiary of the Company. Alpine Electronics, Inc. did not recognize any deferred tax assets as of March 31, 2018, since taxable income was not recorded in recent years and recoverability of deferred tax assets were considered not probable. However, certain deferred tax assets of Alpine relating to deductible temporary differences that did not meet the recognition criteria previously, based on an assessment of recoverability as a stand-alone entity, were judged to meet the criteria for recognition from the perspective of the Group as a consolidated group for tax purposes. The recoverability of Alpine’s deferred tax assets were assessed in terms of whether it is probable that the Group has the ability to generate future taxable income sufficient to utilize the deductible temporary differences. As a result of this assessment based on management estimates, The Group recognized deferred tax assets of 4,680 million yen as of March 31, 2019, which had not been recognized by Alpine prior to the share exchange.

The expiry dates of tax loss carryforwards for which deferred tax assets are not recognized as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31,
	2018	2019
Within 1 year	10	40
Between 1 and 5 years	156	409
Over 5 years	10,319	9,874

Total	10,485	10,323

The expiry dates of tax credits for which deferred tax assets are not recognized as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31,
	2018	2019
Within 1 year	14	12
Between 1 and 5 years	151	720
Over 5 years	1,551	726

Total	1,716	1,458

(5) Temporary differences related to investments in subsidiaries for which deferred tax liabilities are not recognized

As for future taxable temporary differences related to investments in subsidiaries, the Group did not recognize deferred tax liabilities except for those related to the undistributed retained earnings at the end of the reporting period from which dividends to the Company will be paid, because the Company is able to control the timing of reversing the temporary differences, and the temporary differences will not be reversed in the foreseeable future. Future taxable temporary differences related to investments in subsidiaries for which no deferred tax liabilities have been recognized were 63,937 million yen and 54,706 million yen as of March 31, 2018 and 2019, respectively, and the tax rate which would be applicable to such unrecognized future taxable temporary differences was primarily 10%.

28.	Other comprehensive income

The related tax effects for each item of other comprehensive income for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31
	2017	2018	2019
Changes in fair value of financial assets measured at fair value through other comprehensive income
Amount arising during the year	449	(5,105)	3,805
Tax effects	(48)	944	(675)

Net changes	401	(4,161)	3,130

Remeasurements of defined benefit plans
Amount arising during the year	2,578	4,169	(1,992)
Tax effects	(710)	(1,048)	845

Net changes	1,868	3,121	(1,147)

Foreign currency translation
Amount arising during the year	(6,431)	4,102	(2,140)
Tax effects	—	—	—

Net changes	(6,431)	4,102	(2,140)

Total	(4,162)	3,062	(157)

29.	Financial instruments

(1) Capital management

Amid market innovation brought about by the fourth industrial revolution, the Group decided to conduct the business integration between Alps and Alpine. The Group aims to keep contributing to people’s lives in the areas of electronics and communications by focusing on the electronic components business and the automotive infotainment business and to significantly transform itself into a sustainable value-creating corporate group with net sales of one trillion yen on a Japanese GAAP basis. To meet this objective, the Group believes that it is important to first secure a sound financial base, and then to pursue the maximization and sustainable increase of its corporate value, which are to be achieved through the dual pillars of investment in sustainable growth and capital efficiency improvements.

Based on the above, the Group reviews the appropriate capital level against medium- to long-term growth strategies in a timely manner, taking into account the following points:

a)	Maintain a financial position that can withstand rapid changes in the business environment and any unforeseen economic crisis in the future;
b)	Maintain a rating necessary to engage in business worldwide; and
c)	Secure capital necessary to sustain the medium- to long-term growth.

The measures the Group focuses on for capital management purposes are equity ratio and interest-bearing debt.

The following table provides details of such measures as of March 31, 2018 and 2019:

	(Millions of yen)

	As of March 31
	2018	2019
Total equity	425,797	411,066
Total assets	701,187	711,328

Equity ratio	0.61	0.58

Borrowings	70,270	108,630
Finance lease obligations	2,536	3,055

Interest-bearing debt	72,806	111,685

The measures are reported to and monitored by management regularly.

The Group is not subject to any particularly significant capital requirements, other than general rules such as those specified in the Companies Act of Japan.

(2) Basic policy on financial risk management

The Group is exposed to financial risks such as market risk (mainly foreign exchange risk and interest rate risk), credit risk and liquidity risk from its underlying business activities. The Group adopts necessary policies to avoid or mitigate such risks.

Under the Group policy, derivative transactions that are speculative or targeted for short-term trading gains are prohibited, and only transactions for financial risk management purposes are permitted.

(3) Credit risk

(a) Credit risk management and maximum exposure to credit risk

Credit risk refers to the risk of a counterparty failing to fulfill contractual obligations, which would result in a financial loss for the Group. Financial instruments that expose the Group to credit risk consist of trade and other receivables and other financial assets. In accordance with the Company’s credit control rules, the related Sales Department manager monitors credit limit of major customers, and the Credit Control Department assesses the financial conditions of the customers periodically. Receivables are considered to be in default, partially or fully, when it is determined that they are uncollectible or will be difficult to collect.

The Company determines there has been a significant increase in credit risk of financial assets since initial recognition in cases where the cash collection of the financial assets is delayed and this delay is not due to a temporary cash shortage of the counterparty.

Monitoring includes periodic review of balances and due dates for each major customer and review of the respective credit limit, for the purpose of early detection of doubtful accounts due to deteriorated financial conditions of the customers and to mitigate credit risk. The Company’s subsidiaries implement the same controls as the Company’s credit control rules.

Derivative transactions to mitigate foreign exchange rates are entered into with highly creditworthy financial institutions. As such, the impact on credit risk is limited.

(i) Responses to risks owned by the Group—Measurement of expected credit losses on trade receivables

Receivables held by the Group are due from various counterparties, mainly in the electronics and automotive industries and across various geographic regions. Accordingly, the Group does not have significant concentration of credit risk related to particular counterparties or any other excessive concentration of credit risk requiring special attention. As trade receivables do not contain a significant financing component, the Group measures loss allowances at an amount equal to the lifetime expected credit losses until the trade receivables are recovered. As trade receivables comprise a number of customers, the Group measures expected credit loss collectively by grouping those receivables and considering historical credit loss experience. When those receivables are affected by material economic changes, the provision rate calculated based upon the historical credit loss experience is adjusted to reflect current and future economic prospects.

Even when a late payment or request for grace period arises, the Group does not regard the related receivable as past due if such late payment or request for grace period is judged to be attributable to a temporary cash shortage, the risk of default is considered to be low and the debtors are evaluated to have sufficient ability to fulfill their contractual cash flow obligations in the near future.

(ii) Responses to risks owned by the Group—Measurement of expected credit losses on other receivables

When credit risk related to other receivables has not increased significantly since initial recognition of the other receivables at the end of the reporting period, the Group determines the amount of loss allowances by estimating the 12-months expected credit losses collectively based upon historical credit loss experience. When those receivables are affected by material economic changes, the provision rate calculated based upon the historical credit loss experience is adjusted to reflect current and future economic prospects.

When there has been a significant increase in credit risk since initial recognition as of the end of the fiscal year, the Group estimates the lifetime credit losses individually and measures the amount of loss allowances based upon historical credit loss experience and future recoverable amount.

The Group’s maximum exposure to credit risk equals the carrying amounts of the financial assets, net of loss allowances, as presented on the consolidated statements of financial position.

(b) Changes in loss allowances

Changes in the balances of loss allowances for the years ended March 31, 2018 and 2019 were as follows:

For the year ended March 31, 2018

	(Millions of yen)
		Lifetime expected credit loss
	12-month expected credit loss	Financial assets that are credit-impaired at the reporting date	Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets	Financial assets for which the allowance for doubtful accounts is always measured at an amount equal to lifetime expected credit loss	Total
Balance at beginning of year	6	2,909	—	297	3,212
Provision	17	30	—	299	346
Write-off	—	(1)	—	(31)	(32)
Reversal	(3)	(215)	—	(182)	(400)
Currency exchange differences	0	(1)	—	10	9

Balance at end of year	20	2,722	—	393	3,135

For the year ended March 31, 2019

	(Millions of yen)

		Lifetime expected credit loss
	12-month expected credit loss	Financial assets that are credit-impaired at the reporting date	Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets	Financial assets for which the allowance for doubtful accounts is always measured at an amount equal to lifetime expected credit loss	Total
Balance at beginning of year	20	2,722	—	393	3,135
Provision	1	832	—	164	997
Write-off	—	(65)	—	(27)	(92)
Reversal	(6)	(2,647)	—	(242)	(2,895)
Currency exchange differences	—	—	—	(5)	(5)

Balance at end of year	15	842	—	283	1,140

(c) Carrying amounts of financial assets related to loss allowances

The carrying amounts of financial assets related to loss allowances as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
12-month expected credit loss	6,877	6,229
Financial assets that are credit-impaired at the reporting date	2,735	807
Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets	—	—
Financial assets for which the allowance for doubtful accounts is always measured at an amount equal to lifetime expected credit loss	161,652	156,803

(d) Credit risk analysis

Aging of trade receivables and lease receivables that are not credit impaired as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018	2019
Current	152,089	139,400
Past due within 30 days	6,186	10,576
Past due between 31 and 90 days	1,483	4,562
Past due over 90 days	1,894	2,265

Total	161,652	156,803

(4) Liquidity risk

(a) Liquidity risk management

The Company manages liquidity risk by preparing cash flow plans, which are revised on a regular basis based on the business plan, as well as through maintaining a certain minimum level of liquidity. The Company’s subsidiaries also manage liquidity risk in the same manner. The Company has also entered into syndicated committed credit line agreements with banks to manage its liquidity risk. The Company and its subsidiaries maintained committed credit lines of 40,000 million yen as of March 31, 2018 and 2019. The amounts of undrawn committed borrowing facilities are short-term borrowings of 39,100 million yen and 40,000 million yen as of March 31, 2018 and 2019, respectively.

(b) Maturities of financial liabilities

The maturities of financial liabilities as of March 31, 2018 and 2019 were as follows:

Balance as of March 31, 2018

	(Millions of yen)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 2 years	Over 2 years but no later than 3 years	Over 3 years but no later than 4 years	Over 4 years but no later than 5 years	More than 5 years
Non-derivative financial liabilities:
Trade and other payables	121,931	121,931	121,931	—	—	—	—	—
Borrowings	70,270	70,704	36,850	6,924	24,423	1,505	1,002	—
Finance lease obligations	2,536	3,035	657	491	273	221	191	1,202
Deposits received	2,501	2,501	1,982	7	8	7	—	497

Subtotal	197,238	198,171	161,420	7,422	24,704	1,733	1,193	1,699

Derivative liabilities	2	2	2	—	—	—	—	—

Total	197,240	198,173	161,422	7,422	24,704	1,733	1,193	1,699

Balance as of March 31, 2019

	(Millions of yen)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 2 years	Over 2 years but no later than 3 years	Over 3 years but no later than 4 years	Over 4 years but no later than 5 years	More than 5 years
Non-derivative financial liabilities:
Trade and other payables	112,951	112,951	112,951	—	—	—	—	—
Borrowings	108,630	109,892	36,380	30,721	1,612	11,106	30,073	—
Finance lease obligations	3,055	3,795	662	506	445	415	400	1,367
Deposits received	2,016	2,016	1,402	188	5	7	—	414

Subtotal	226,652	228,654	151,395	31,415	2,062	11,528	30,473	1,781

Derivative liabilities	158	158	158	—	—	—	—	—

Total	226,810	228,812	151,553	31,415	2,062	11,528	30,473	1,781

(5) Market risk

The Group’s market risk primarily consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable parameters.

(a) Currency risk

Currency exchange risk management

Trade receivables and trade payables denominated in foreign currency arising from overseas businesses are exposed to foreign currency risk. The Group’s foreign exchange risk arises mainly from US dollar and Euro fluctuations. The Group implements continuous monitoring of the exchange rates movements and management of foreign exchange exposures to manage currency risk. The Group utilizes forward exchange contracts to mitigate the currency risk.

Sensitivity analysis for currency exchange rates

For financial assets and liabilities held by the Group as of March 31, 2018 and 2019, the impact on profit before income taxes had the Japanese Yen appreciated 1% against the US dollar and Euro, assuming all other variables are held at a constant, was as follows:

	(Millions of yen)

		For the year ended March 31
	Currency	2018	2019
Impact on profit before income taxes	US dollar	(297)	(331)
	Euro	(40)	(73)

The above analysis does not include financial assets and liabilities denominated in the functional currency and the effect of translating assets and liabilities of foreign operations into Japanese Yen.

(b) Interest rate risk

Interest rate risk management

The Group is financed by borrowings, some of which bear variable interests and expose the Group to interest rate risk. To mitigate this risk, the Group enters into interest rate swap contracts for those floating rate borrowings with a variable interest rate in order to fix the interest expense.

Sensitivity analysis for interest rates

For floating rate borrowings held by the Group as of March 31, 2018 and 2019, the impact on profit before income taxes had the interest rate increased by 1%, assuming all other variables are held at a constant, was as follows:

	(Millions of yen)

	For the year ended March 31
	2018	2019
Impact on profit before income taxes	(498)	(791)

(6) Fair values of financial instruments

The carrying amounts and fair values of financial instruments as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31
	2018		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings	70,270	70,338	108,630	108,586

For financial liabilities in the above table, the fair value is calculated based on the discounted value of contractual cash flows. The fair values are considered to be Level 3 in the fair-value hierarchy. The calculation is performed by the Company reflecting the nature of assets or liabilities, characteristics and risks of individual assets or liabilities.

Management assessed that the fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, approximate their carrying amounts due to the short-term maturities of these instruments.

As of March 31, 2018 and 2019, there are no significant variances between the fair value and the carrying amount of long-term loan receivables and long-term deposits received.

(7) Fair value hierarchy of financial instruments

Financial instruments subsequently measured at fair value after initial recognition on a recurring basis are classified into the following three levels of the fair value hierarchy, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

Level 1: Fair value measured by quoted prices in active markets for identical assets or liabilities

Level 2: Fair value measured by direct or indirect observable inputs other than Level 1

Level 3: Fair value measured by significant unobservable inputs

The Group recognizes transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. For the years ended March 31, 2018 and 2019, there were no transfers between Level 1 and Level 2 and no transfers in and out of Level 3.

The following tables present the levels at which the fair values measured on a recurring basis are classified as of March 31, 2018 and 2019:

As of March 31, 2018

	(Millions of yen)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities	41,865	—	11,016	52,881
Financial assets measured at fair value through profit or loss:
Derivative assets	—	680	—	680

Total	41,865	680	11,016	53,561

Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	—	2	—	2

Total	—	2	—	2

As of March 31, 2019

	(Millions of yen)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities	37,624	—	18,112	55,736
Financial assets measured at fair value through profit or loss:
Derivative assets	—	34	—	34

Total	37,624	34	18,112	55,770

Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	—	158	—	158

Total	—	158	—	158

The fair values of listed equity securities traded in active markets are calculated based on directly observable market values, and as such are categorized as Level 1. The fair values of unlisted equity securities with no active market for which fair values are calculated based on significant unobservable inputs reflecting the assumptions of market participants are categorized as Level 3.

The fair value measurement process for Level 3 financial instruments is performed by adopting valuation models that can best reflect the characteristics and risks of individual financial instruments. In addition, the Company also monitors the trends of significant indicators that could have an effect on their fair values and financial conditions of the issuer. Valuation of these financial instruments is performed by primarily referring to most recent transaction prices for the same instrument. In certain cases, valuation is made through comparison with the listed equity prices of similar companies with appropriate adjustments using reasonably available inputs, which would be used by market participants. Unobservable inputs are used for measurement of fair value of unlisted securities. The significant unobservable input used for measurement of Level 3 financial instruments measured at fair value is actual transaction prices or P/B ratio (price-to-book ratio). A substantial increase (or decrease) in the P/B ratio causes the fair value to substantially rise (or fall).

For the years ended March 31, 2018 and 2019, changes in the fair value of Level 3 financial instruments measured at fair value on a recurring basis were as follows:

	Equity instruments measured at fair value through other comprehensive income classified as Level 3
	(Millions of yen)

	For the year ended March 31,
	2018	2019
Balance at the beginning of the year	10,966	11,016
Total income (losses) recognized in other comprehensive income	(114)	7,113
Sales	—	(19)
Purchases	164	2

Balance at the end of the year	11,016	18,112

(8) Derivative transactions and hedging activities

The Group uses derivative financial instruments, including foreign exchange forward contracts, to hedge future cash flow fluctuation risk due to foreign exchange.

As of March 31, 2018 and 2019, the Group did not apply hedge accounting for all the derivatives.

Derivative financial instruments are included in “Other financial assets” or “Other financial liabilities” in the consolidated statements of financial position.

Fair value and notional amount of derivatives to which hedge accounting is not applied were as follows:

As of March 31, 2018

	(Millions of yen)

		Fair value
	Notional amount	Asset	Liability
Foreign exchange forward contracts	39,429	680	2

As of March 31, 2019

	(Millions of yen)

		Fair value
	Notional amount	Asset	Liability
Foreign exchange forward contracts	21,316	34	158

30. Principal subsidiaries

(1) Composition of the corporate group

The Group’s principal subsidiaries as of March 31, 2019, are set out below. These subsidiaries have share capital consisting of ordinary shares that are held directly or indirectly by the Company, and the percentages of ownership interests held by the Group equals the voting rights held by the Group.

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Group (%)
Electronic components

ALPS ELECTRIC (NORTH AMERICA), INC.	United States	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRIC EUROPE GmbH	Germany	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRIC CZECH, S.R.O.	Czech	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRIC KOREA CO., LTD.	Korea	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRIC (MALAYSIA) SDN. BHD.	Malaysia	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRONICS HONG KONG LIMITED	Hong Kong	Sales of electrical parts	100.00

ALPS (CHINA) CO., LTD.	China	Holding company of China area, sales of electrical parts	100.00

ALPS (SHANGHAI) INTERNATIONAL TRADING CO., LTD.	China	Sales of electrical parts	100.00

DALIAN ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00

NINGBO ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00

WUXI ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRONICS TAIWAN CO., LTD.	Taiwan	Sales of electrical parts	100.00

Automotive infotainment

ALPINE ELECTRONICS, INC.	Japan	Manufacturing and sales of car audio and car communication	100.00 (Note 30(2))

ALPINE ELECTRONICS MARKETING, INC.	Japan	Sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS OF AMERICA, INC.	United States	Sales of car audio and car communication equipment	100.00

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Group (%)

ALPINE ELECTRONICS (EUROPE) GmbH	Germany	Sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS GmbH	Germany	Sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS OF U.K., LTD.	United Kingdom	Sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS MANUFACTURING OF EUROPE, LTD.	Hungary	Manufacturing and sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS (CHINA) CO., LTD.	China	Sales of car audio and car communication equipment	100.00

DALIAN ALPINE ELECTRONICS CO., LTD.	China	Manufacturing and sales of car audio and car communication equipment	100.00

TAICANG ALPINE ELECTRONICS CO., LTD.	China	Manufacturing and sales of car audio and car communication equipment	100.00

ALCOM ELECTRONCOS DE MEXICO, SA. DE C.V.	Mexico	Manufacturing and sales of car audio and electrical parts	100.00

Logistics

ALPS LOGISTICS CO., LTD.	Japan	Logistics for electronic components, materials sales	49.04

RYUTSU SERVICE CO., LTD.	Japan	Logistics for consumer goods	70.63

TIANJIN ALPS TEDA LOGISTICS CO., LTD.	China	Logistics for electronic components	50.00

Others

ALPS FINANCE SERVICE CORP.	Japan	Financial, lease and insurance agent	100.00

ALPS BUSINESS CREATION CO., LTD.	Japan	Office work service	100.00

ALPS SYSTEM INTEGRATION CO., LTD.	Japan	System integration	100.00

(2) Acquisition of additional interest in Alpine

For the period ended December 31, 2018, Alpine and its respective subsidiaries (Alpine and its subsidiaries, the “Alpine Group”) were consolidated subsidiaries of the Company even though the Company held less than half of the voting rights of Alpine. This was because Alpine was bound contractually by the Alps Group Operation and Management Agreement the “Group Management Agreement,” which allowed Alps to assert control over Alpine under IFRS 10 Consolidated Financial Statements. On January 1, 2019, pursuant to the Share Exchange Agreement, the Company acquired additional interest in Alpine, increasing its ownership interest to 100%. See Note 19 (1)“Share capital and capital surplus” for more information. The following is the condensed financial statements of the Alpine Group.

Alpine Group

(a) General information

	As of March 31
	2018	2019
Share of ownership held by non-controlling interests (%)	58.97	0.00
Voting rights held by non-controlling interests (%)	58.85	0.00

(b) Condensed consolidated financial statements

(i) Condensed consolidated statements of financial position

	(Millions of yen)

	As of March 31
	2018	2019
Current assets	138,624	136,700
Non-current assets	95,328	105,879
Current liabilities	55,657	76,961
Non-current liabilities	16,959	12,267

Total equity	161,336	153,351

Accumulated non-controlling interests	95,140	—

(ii) Condensed consolidated statements of profit or loss and other comprehensive income or loss

	(Millions of yen)

	For the year ended March 31
	2017	2018	2019
Revenue	243,483	268,575	303,309
Net profit for the year	1,992	7,526	10,884
Other comprehensive income (loss), net of taxes	(2,891)	(3,082)	2,103

Comprehensive income (loss) for the year, net of taxes	(899)	4,444	12,987

Net profit for the year attributable to non-controlling interests	1,174	4,438	5,093
Dividends paid to non-controlling interests*	1,219	1,220	5,248

*

On September 27, 2018, Alpine’s board of directors resolved to submit to an extraordinary general meeting of shareholders a proposal for the approval of special dividends of 100 yen per share of Alpine common stock on the condition that the Share Exchange Agreement was approved by Alpine shareholders at an extraordinary meeting of shareholders. The Share Exchange Agreement was approved on December 5, 2018 and the proposal of special dividends was resolved on the same date. The aggregate amount of such dividends was 6,895 million yen including those paid to the Group and certain of its subsidiaries, and the Group’s cash and cash equivalents were reduced by 4,067 million, the amount that was paid to Alpine shareholders other than the Company and certain of its subsidiaries. The special dividends were paid on December 27, 2018.

(iii) Condensed consolidated statements of cash flows

	(Millions of yen)

	For the year ended March 31,
	2017	2018	2019
Cash flows provided by operating activities, net	4,145	14,261	13,032
Cash flows provided by (used in) investing activities, net	2,715	(12,760)	(16,342)
Cash flows used in financing activities, net	(2,163)	(2,124)	(7,548)
Net increase (decrease) in cash and cash equivalents	4,026	396	(11,420)

(3) Condensed financial statements of subsidiaries with significant non-controlling interests to the Group

Alps Logistics, publicly listed in Japan, and its respective subsidiaries (Alps Logistics and its subsidiaries, the “Alps Logistics Group”) are consolidated subsidiaries of the Company even though the Company holds less than half of the voting rights of Alps Logistics. Alps Logistics is bound contractually by the Alps Group Operation and Management Agreement (the “Group Management Agreement”), which establishes management principles and gives the Company the right to direct the operations of Alps Logistics Group. The Group Management Agreement grants Alps rights as to determination of actions submitted to the Alps Logistics Shareholders’ Meetings for a vote, and specifies very detailed rights over each of their operations. Specifically, such rights include: the ability to dispatch directors to Alps Logistics; the ability to lead group CEO meetings to discuss key operating matters in advance of a shareholder vote at Alps Logistics; the ability to participate in the decision-making process over management policy, finance policy and business strategy of the Alps Logistics groups; and the ability to manage financial performance through periodic reporting and business reviews, including internal audit procedures. In addition to these rights, Alps has had a history of representing the majority of votes on matters submitted to a vote at Shareholders’ Meetings of Alps Logistics, and the other shareholders are relatively widely dispersed without significant concentrations. Such governance framework and other conditions provide substantive rights to the Company to establish operating and financing decisions, including key personnel human resource policies, which reflects control over Alps Logistics under IFRS 10 Consolidated Financial Statements.

Alps Logistics Group

(a) General information

	As of March 31,
	2018	2019
Share of ownership held by non-controlling interests (%)	52.27	50.96
Voting rights held by non-controlling interests (%)	50.95	50.96

(b) Condensed consolidated financial statements

(i) Condensed consolidated statements of financial position

	(Millions of yen)

	As of March 31,
	2018	2019
Current assets	39,296	36,886
Non-current assets	37,011	39,587
Current liabilities	22,193	20,129
Non-current liabilities	5,757	6,617

Total equity	48,357	49,727

Accumulated non-controlling interests	25,276	25,341

(ii) Condensed consolidated statements of profit or loss and other comprehensive income or loss

	(Millions of yen)

	For the year ended March 31,
	2017	2018	2019
Revenue	100,121	104,835	104,537
Net profit for the year	3,550	2,855	2,720
Other comprehensive (loss) income, net of taxes	(484)	280	(335)

Comprehensive income for the year, net of taxes	3,066	3,135	2,385

Net profit for the year attributable to non-controlling interests	1,858	1,492	1,386
Dividends paid to non-controlling interests	328	332	324

(iii) Condensed consolidated statements of cash flows

	(Millions of yen)

	For the year ended March 31,
	2017	2018	2019
Cash flows provided by operating activities, net	6,506	4,986	3,469
Cash flows used in investing activities, net	(1,548)	(4,395)	(3,493)
Cash flows used in financing activities, net	(1,971)	(1,804)	(1,678)
Net increase (decrease) in cash and cash equivalents	2,658	(1,085)	(1,779)

31.	Associates and joint ventures accounted for using the equity method

The components of the carrying amount of investment in associates and joint ventures accounted for using the equity method as of March 31, 2018, and 2019 were as follows:

	(Millions of yen)

	As of March 31,
	2018	2019
Associates	4,303	3,669
Joint ventures	500	782

Total	4,803	4,451

The components of share of profit (loss) and total comprehensive income (loss) of associates and joint ventures accounted for using the equity method for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

	For the year ended March 31,
	2017	2018	2019
Associates	(379)	(503)	(1,610)
Joint ventures	89	32	111

Total	(290)	(471)	(1,499)

32.	Commitments

Commitments for purchases of property, plant and equipment and intangible assets as of March 31, 2018 and 2019 were as follows:

	(Millions of yen)

	As of March 31,
	2018	2019
Property, plant and equipment	8,677	4,702
Intangible assets	364	252

Total	9,041	4,954

33.	Earnings per share

The calculation of basic earnings per share is based on the net profit for the year attributable to owners of the Company and the weighted-average number of ordinary shares outstanding during the years. The following table shows the calculation of basic and diluted earnings per share for the years ended March 31, 2017, 2018 and 2019:

	For the year ended March 31,
	2017	2018	2019
Net profit for the year attributable to owners of the Company (millions of yen)	27,458	38,352	24,383

Weighted average number of ordinary shares for basic earnings per share (thousands of shares)	195,904	195,905	200,694
Effects of dilution from stock options (thousands of shares)	56	73	95

Weighted average number of ordinary shares adjusted for the effect of dilution (thousands of shares)	195,960	195,978	200,789

Basic earnings per share (yen)	140.16	195.77	121.49
Diluted earnings per share (yen)	140.12	195.69	121.43

34.	Related party transactions and balances

Transactions and balances between the Group and related parties were as follows:

(1) Transactions with associates and joint ventures

	(Millions of yen)
	Associates			Joint ventures
	For the year ended March 31,			For the year ended March 31,
	2017	2018	2019	2017	2018	2019
Sales of goods / rendering of services	1,631	1,272	2,845	—	—	—
Goods purchased / services received	5,740	3,944	—	2,572	3,031	2,533

(2) Assets and liabilities of the Company in respect of associates and joint ventures

	(Millions of yen)

	Associates		Joint ventures
	As of March 31		As of March 31
	2018	2019	2018	2019
(Assets)
Trade receivables	176	744	—	—
Loan receivables	—	—	212	—

(Liabilities)
Trade payables	213	—	200	293

Note:

1.	Interest rates for the above-mentioned transactions are generally decided in a reasonable manner with reference to market interest rates.
2.	Loss allowances have not been recorded against the balances in the above table.

Compensation for key management personnel of the Group was as follows:

	(Millions of yen)

	For the year ended March 31
	2017	2018	2019
Short-term employee benefits	956	1,036	840
Share-based payment transactions	92	98	103

Total	1,048	1,134	943

35. Cash flow information—Financing activities

Changes in liabilities from financing activities for the years ended March 31, 2017, 2018 and 2019 were as follows:

	(Millions of yen)

			Non-cash Changes
	As of April 1, 2016	Net change resulting from cash flow	New lease transactions	Currency exchange differences	Changes resulting from amortized costs	As of March 31, 2017
Borrowings	54,046	10,052	—	(1,114)	70	63,054
Finance lease obligations	3,190	(1,135)	662	(48)	—	2,669

Total	57,236	8,917	662	(1,162)	70	65,723

	(Millions of yen)

			Non-cash Changes
	As of April 1, 2017	Net change resulting from cash flow	New lease transactions	Currency exchange differences	Changes resulting from amortized costs	As of March 31, 2018
Borrowings	63,054	6,119	—	1,026	71	70,270
Finance lease obligations	2,669	(713)	647	(67)	—	2,536

Total	65,723	5,406	647	959	71	72,806

	(Millions of yen)

			Non-cash Changes
	As of April 1, 2018	Net change resulting from cash flow	New lease transactions	Currency exchange differences	Changes resulting from amortized costs	As of March 31, 2019
Borrowings	70,270	38,768	—	(483)	75	108,630
Finance lease obligations	2,536	(644)	1,295	(132)	—	3,055

Total	72,806	38,124	1,295	(615)	75	111,685

36.	Subsequent events

Significant subsequent events have not been identified except for the share buyback plans described in Note 19 (2) “Treasury shares.”